

WEFUNDER

2022 Report

Dear investors,

Dear Wefunder investors,

As we look ahead to 2022, I wanted to take a moment to share some thoughts and updates on our business.

Firstly, I want to express my gratitude for your continued support and belief in our vision. Your investment has allowed us to make significant progress in 2022, and we are excited about what the future holds.

Looking ahead to 2023, we anticipate a year of growth. Our team is working hard to develop new products and services, and we are exploring new markets to expand our reach. While we cannot predict the future with certainty, we are confident in our ability to execute on our plans and achieve our goals.

We know that 2023 will bring its own set of challenges, but we are ready to face them head-on. We are committed to transparency and communication, and we will keep you updated on our progress every step of the way.

Once again, thank you for your continued support. We are excited about what the future holds and are grateful to have you as part of our journey

Best regards,

Nick, Founder & CEO of Wefunder

We need your help!

Dear Wefunder investors,

I wanted to take a moment to thank you for your investment in Wefunder, and to share some thoughts on how you can help us grow and succeed.

As you know, Wefunder's mission is to democratize access to capital and help entrepreneurs realize their dreams. We are proud of the impact we have made so far, but we know there is still much work to be done.

Here are a few ways you can help us achieve our mission:

Spread the word: If you believe in our mission, please share it with your network. Tell your friends, family, and colleagues about Wefunder and encourage them to invest in us.

Invest more: If you are able, consider increasing your investment in Wefunder. Your investment will help us expand our offerings and reach more entrepreneurs.

Engage with us: We value your feedback and ideas. Please reach out to us with any thoughts or suggestions you have on how we can improve our platform and services.

Advocate for us: If you are active on social media or in your community, please consider advocating for Wefunder. Share our content, attend our events, and spread the word about the impact we are making.

Participate in our campaigns: From time to time, we launch campaigns to raise awareness or funds for specific projects. If you are able, please consider participating in these campaigns and helping us achieve our goals.

Once again, thank you for your support. We are excited about the future and are grateful to have you as part of our community.

Best regards,

Nick, Founder & CEO of Wefunder

Sincerely,

Greg Belote
Founder & CTO

Nick Tommarello
Founder & CEO

Our Mission

Our goal is to fund 20,000 more startups by 2029, while outperforming the S&P 500. Entrepreneurship has been dying over the 30 years, falling from 10.6% to 3.6% among those under 30. We must fix that: everyone deserves a shot at the American Dream. If we succeed, we will increase the GDP of the United States

See our full profile

How did we do this year?

Report Card

A+

The Good

The Bad

The Good	The Bad
We survived from economy downturn	We got sucker punched in 2022 summer
Wefunder beats Republic + StartEngine combined	We had to enter the survival mode 2H 2022
We transformed ourselves to capitalize on new opportunities with greater efficiency	We took a conservative approach to hiring

2022 At a Glance

January 1 to December 31

$10,121,151 +3%
Revenue

-$5,209,316
Net Loss

$953,657 [40%]
Short Term Debt

$1,023,306
Raised in 2022

$4,241,014
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Angel investing for everyone

I started Wefunder because I wanted to invest in my friends - to help them dream bigger, be the best versions of themselves, and reach their ambition. Across America, so much raw talent is being wasted. The purpose of my life is to fix that, to help tens of thousands more founders "take their shot".

"Kickstarter for investing" was legalized on May 16th, 2016: now, anyone can invest $100 in a startup. Since then, we have become the largest funding portal by investment volume and investor returns. We started this journey in 2012, when we helped pass the JOBS Act that made this all possible, and were invited by Congress to watch it signed into law.

Our goal is to fund 20,000 more startups by 2029, while outperforming the S&P 500. Entrepreneurship has been dying over the 30 years, falling from 10.6% to 3.6% among those under 30. We must fix that: everyone deserves a shot at the American Dream. If we succeed, we will increase the GDP of the United States

Milestones

Wefunder, Inc. was incorporated in the State of Delaware in June 2012.

Since then, we have:

- Increased revenue each year since 2018

- $10M in revenue booked in 2022

- Launched in Europe in spring of 2023

- Market leader. 40% market share in Regulation CF over 2022

- Startups that raised recently $5M+ on Wefunder: Mercury Bank, Replit, Levels, Synthesis, April, Substack

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $10,121,151 compared to the year ended December 31, 2021, when the Company had revenues of $9,864,058. Our gross margin was 97.79% in fiscal year 2022, compared to 90.89% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $7,793,976, including $4,241,014 in cash. As of December 31, 2021, the Company had $8,000,901 in total assets, including $7,547,982 in cash.

- *Net Loss*. The Company has had net losses of $5,209,316 and net losses of $3,334,409 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $3,877,863 for the fiscal year ended December 31, 2022 and $1,592,735 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $6,354,833 in equity.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this annual report, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wefunder, Inc. cash in hand is $4,241,014.19, as of December 2022. Over the last three months, revenues have averaged $745,746.21/month, cost of goods sold has averaged $19,047.72/month, and operational expenses have averaged $1,140,009.40/month, for an average burn rate of $413,310.91 per month. Our intent is to be profitable in 1 months.

Since the date, the financials cover, Wefunder Inc. ("Wefunder") has formed Wefunder EU, B.V. ("Wefunder EU") and Wefunder BD, LLC ("Wefunder BD").

Wefunder EU has obtained licenses to operate as a funding portal in the European Union. Wefunder has brought on several full-time hires to advance European operations.

Wefunder BD is in the process of obtaining a broker-dealer license. Wefunder expects that this will allow for additional offerings to be made, and more services to be provided to our customers. In line with this, Wefunder has brought on several consultants and contractors to move towards obtaining licensing and setting up the operations of the broker-dealer.

Additionally, Wefunder has recently closed a Regulation CF and Regulation D offering. The

Additionally, Wefunder has recently closed a Regulation CF and Regulation D offering. The offerings were conducted on the same terms.

Over the next six months we expect revenues and expenses to increase in-line with the growth of our business. We expect revenues to increase due to our European expansion, implementation of a BD to charge for Reg D, and growth in the US business. We expect expenses to increase as we grow headcount.

Over the last three months, we have lost ~$400k per month. We intend to maintain our historical net margin. We expect to continue to run small monthly losses as we invest in the growth of the business, but can reduce expenses to swing back to profitability if economic conditions warrant.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -51% Gross Margin: 98% Return on Assets: -67% Earnings per Share: -$6,791.81 Revenue per Employee: $224,914 Cash to Assets: 54% Revenue to Receivables: 57,835% Debt Ratio: 50%

Wefunder_Financial_Statements_4.27.2023.pdf

Wefunder__Inc._12-31-2021_FS.PDF

We ❤ Our 11959 Investors

Thank You For Believing In Us

Alexis Alcas	Nina Amter-Moore	Stan Leszynski	Venture Capital Holdings	Phyllis Stol	Phyllis Stoll	Tina Sue Martin
Tina Sue Martin	Dean Baker	Dean Baker	Dean Baker	Dean Baker	Dean Baker	Douglas Lughes
Douglas Lughes	Douglas Lughes	Douglas Lughes	Douglas Lughes	Cynthia Perez	Cynthia Perez	Constantin Caparos
Constantin Caparos	Constantin Caparos	Matias Pizarro Correa	Matias Pizarro Correa	Matias Pizarro Correa	Matias Pizarro Correa	Matias Pizarro Correa
Philippe Noël	Fernando Bonilla	Fernando Bonilla	Robert Gresham	Robert Gresham	Robert Gresham	Alexis Alcas
Alexis Alcas	Alexis Alcas	Nina Amter-Moore	Nina Amter-Moore	Nina Amter-Moore	Stan Leszynski	Stan Leszynski
Stan Leszynski	Venture Capital Holdings	Venture Capital Holdings	Venture Capital Holdings	Philippe Noël	Philippe Noël	Mario Martinez Jr.
Dale Hopkins	Veronica Trejo	Wardell Holt	Terry Young	Junior Rogers	Thurman Massenburg JR	Julie Boen Evans
Nora Chavez	Melvin Hunsinger	Terry Hoffman	Thurman Massenburg JR	Thurman Massenburg JR	Sharath Ramesh	Sharath Ramesh
Sharath Ramesh	Sharath Ramesh	Sharath Ramesh	Mario Martinez Jr.	Mario Martinez Jr.	Dale Hopkins	Dale Hopkins
Edward Culligan	Edward Culligan	Edward Culligan	Edward Culligan	Edward Culligan	Constantin Caparos	Constantin Caparos
Constantin Caparos	Yannick Kambale BALIGH	Yannick Kambale BALIGH	Yannick Kambale BALIGH	Yannick Kambale BALIGH	Yannick Kambale BALIGH	Wardell Holt
Wardell Holt	Terry Young	Terry Young	Bridget Lake	Bridget Lake	Bridget Lake	Bridget Lake
Bridget Lake	Scot A McCoy	Scot A McCoy	Scot A McCoy	Junior Rogers	Junior Rogers	Julie Boen Evans
Julie Boen Evans	Gerald D Decker	Gerald D Decker	Gerald D Decker	Gerald D Decker	Gerald D Decker	Veronica Trejo
Veronica Trejo	Veronica Trejo	Veronica Trejo	Terry Hoffman	Terry Hoffman	Terry Hoffman	Terry Hoffman
Terry Hoffman	Terry Hoffman	Greg Lorenz	Chirag Patel	Gemechu Getachew	Brenda Marie Guy	Alfonso Acuna
Jason Levine	Eileen Novotny	Ken Ma	Billie J. Green	Quang Ho	Michael Andrew Luff	Raymund R. Gallego
Anthony Konger	Vijaya Kumar POTTI	Jenny Mae Greene	Linda Pezzanite	Starella Bolton	James Pham	Jannatte D. Street
Christine Ebner	Brian McKeown	Eric Lee	Robert MacNaughton	Mark Iamonaco	Jennifer Bisignano	Barrett Lione-Seaton
David Syverson	Ronald Christian Jr	Marius Karrer	Mindy Long	Rishab Nayak	Nigel Harris	Patrick Rojas
Jeffery A. Woo	Charles Patton	Jeff Wilber	Tasha Gunnison	Timothy Felker	Kodidie Cooper	Kathleen Gephart
Stephen Soetaert	Rochelle White	Wesley Channels	Elisa M Scott	Richard Myers	Nora Chavez	Nora Chavez
Melvin Hunsinger	Melvin Hunsinger	Stephan Chiu	Stephan Chiu	Stephan Chiu	Stephan Chiu	Stephan Chiu
Kadidia Cooper	Kadidia Cooper	Wilson Nkhwazi	Wilson Nkhwazi	Wilson Nkhwazi	Wilson Nkhwazi	Wilson Nkhwazi
Oliver Landaetta	Oliver Landaetta	Oliver Landaetta	Stephen Soetaert	Stephen Soetaert	Stephen Soetaert	Kathleen Gephart
Kathleen Gephart	Jacqueline Smith Roberts	Jacqueline Smith Roberts	Jacqueline Smith Roberts	Wesley Channels	Wesley Channels	Rochelle White
Rochelle White	Elisa M Scott	Elisa M Scott	Constantine Yun Jr.	Constantine Yun Jr.	Constantine Yun Jr.	Constantine Yun Jr.
Constantine Yun Jr.	Juan Edward WILLIAMS	Juan Edward WILLIAMS	Juan Edward WILLIAMS	Juan Edward WILLIAMS	Juan Edward WILLIAMS	Belcy RAINA
Belcy RAINA	Belcy RAINA	Belcy RAINA	Belcy RAINA	Greg Lorenz	Greg Lorenz	Chirag Patel
Chirag Patel	Gemechu Getachew	Gemechu Getachew	Brenda Marie Guy	Brenda Marie Guy	Larry Anderson	Larry Anderson
Larry Anderson	Larry Anderson	Larry Anderson	Ronnie L Watkins	Ronnie L Watkins	Ronnie L Watkins	Alfonso Acuna
Alfonso Acuna	Jenny Mae Greene	Jenny Mae Greene	Nahlem Hood	Nahlem Hood	Nahlem Hood	Nahlem Hood
Nahlem Hood	Jason Levine	Jason Levine	Kelly Spergel	Kelly Spergel	Kelly Spergel	Kelly Spergel
Kelly Spergel	Kelly Spergel	Eileen Novotny	Eileen Novotny	Caroline Hairston	Caroline Hairston	Caroline Hairston
Caroline Hairston	Caroline Hairston	Ken Ma	Ken Ma	Andre Harrell	Andre Harrell	Andre Harrell
Quang Ho	Quang Ho	Billie J. Green	Billie J. Green	Billie J. Green	Shermear Claybrooks	Shermear Claybrooks
Shermear Claybrooks	Offe Lao	Offe Lao	Offe Lao	Offe Lao	Offe Lao	Dion Williams
Dion Williams	Dion Williams	Dion Williams	Dion Williams	Michael Andrew Luff	Michael Andrew Luff	Neryk Davydov
Neryk Davydov	Neryk Davydov	Neryk Davydov	Neryk Davydov	Craig Cooney	Craig Cooney	Craig Cooney
Craig Cooney	Craig Cooney	Nigel Harris	James P Cunningham	Aron Roberts	Aron Roberts	Jacques Blair
Jacques Blair	Jacques Blair	Jacques Blair	Jacques Blair	Daria D Donnelly	Daria D Donnelly	Daria D Donnelly
Daria D Donnelly	Daria D Donnelly	Daria D Donnelly	Daria D Donnelly	Raymund R. Gallego	Raymund R. Gallego	Raymund R. Gallego
Raymund R. Gallego	Phil Osolinski	Phil Osolinski	Phil Osolinski	Phil Osolinski	Phil Osolinski	Phil Osolinski
Kelly Merriman	Kelly Merriman	Kelly Merriman	Kelly Merriman	Kelly Merriman	Kelly Merriman	M Hoffstead
Jennifer Bisignano	M Hoffstead	Rahul Patel	Scot A McCoy	Rahul Patel	David Syverson	Robin Davis
Eric Lee	Ben Maitland-Lewis	Scott Gentile	Scott Gentile	Scott Gentile	Scott Gentile	Scott Gentile
Scott Gentile	Gordon DuQuesnay	James P Cunningham	Gordon DuQuesnay	Dipika Ghosal	Dipika Ghosal	Dipika Ghosal
Dipika Ghosal	Dipika Ghosal	Dipika Ghosal	Anthony Konger	Anthony Konger	Anthony Konger	Robert Daniel
Alex Lebon	Alex Lebon	Alex Lebon	Alex Lebon	Peta Gaye Bass	Peta Gaye Bass	Peta Gaye Bass
Peta Gaye Bass	Peta Gaye Bass	Peta Gaye Bass	Chesna Anderson	Chesna Anderson	Chesna Anderson	Chesna Anderson
Rahul Patel	Rahul Patel	M Hoffstead	Robin Davis	Laura Heyden	Christine Ebner	Scot A McCoy
Jennifer Bisignano	Anthony Schneider	Robin Davis	Andrae Washington	Scot A McCoy	Jennifer Bisignano	Christina Ebner
Jeffrey L Browne	Mark Bruckner	Ben Maitland-Lewis	Lucy Manalo	Brian McKeown	Robert Daniel	Lucy Manalo
Ben Maitland-Lewis	Lucy Manalo	Andrae Washington	Andrae Washington	Steve Lee	James Pham	Cindy Wolfe
Steve Lee	Steve Lee	Ronald Christian Jr	Gordon DuQuesnay	Jose E Luna Rodriguez	James Pham	Gordon DuQuesnay
James P Cunningham	Tim Hundley	Jose E Luna Rodriguez	Tim Hundley	Sharlean Perez	James P Cunningham	Tim Hundley
Jarkko Lietolahti	Jarkko Lietolahti	Jarkko Lietolahti	Linda Pezzanite	Jarkko Lietolahti	Barbara Vaughan	Linda Pezzanite
Linda Pezzanite	Sharlean Perez	Sharlean Perez	Sharlean Perez	Jarkko Lietolahti	Nasser Shawar	Barbara Vaughan
Sharlean Perez	Mark Iamonaco	Nasser Shawar	Barbara Vaughan	Nasser Shawar	Tasha Gunnison	Sean Brandel
Barbara Vaughan	Jannatte D. Street	Ken Masters	Sean Colley	Ken Masters	Sean Colley	Ken Masters
Barrett Lione-Seaton	Starella Bolton	Barrett Lione-Seaton	Starella Bolton	Victor De La Flor	Victor De La Flor	Victor De La Flor
Victor De La Flor	Brennan White	Brennan White	Victor De La Flor	Brennan White	Starella Bolton	Starella Bolton
Victor De La Flor	Brennan White	Vijaya Kumar POTTI	Vijaya Kumar POTTI	Vijaya Kumar POTTI	Richard Myers	Jeffrey L Browne
Brian McKeown	Starella Bolton	David Syverson	Laura Heyden	Brian McKeown	Sean Colley	Lucy Manalo
Richard Myers	Sean Brandel	Jeffrey L Browne	Brennan White	Brennan White	Nigel Harris	Nasser Shawar
Sean Colley	Tim Hundley	Jannatte D. Street	Ken Masters	Ken Masters	Aron Roberts	Christine Ebner
Robert Daniel	Laura Hayden	Olusegun Ldowu	Mindy Long	Charles Patton	Starella Bolton	Mindy Long
James Pham	James P Cunningham	Robert MacNaughton	Patrick Rojas	Jeff Wilber	Ken Masters	Timothy Felker
Barbara Vaughan	Jarkko Lietolahti	Brennan White	Jannatte D. Street	Tim Hundley	Jose E Luna Rodriguez	Scot A McCoy
Anthony Schneider	Richard Myers	Scot A McCoy	Jeffrey L Browne	Anthony Schneider	Scot A McCoy	Jeffery A. Woo
Gordon DuQuesnay	Jeffery A. Woo	Tasha Gunnison	Barbara Vaughan	Sean Brandel	Sharlean Perez	Tasha Gunnison
Jose E Luna Rodriguez	Eric Lee	Robin Davis	Anthony Schneider	Lucy Manalo	Robert Daniel	Steve Lee
Marius Karrer	Charles Patton	Marius Karrer	Marius Karrer	Ben Maitland-Lewis	Ben Maitland-Lewis	Jannatte D. Street
Sean Colley	Ken Masters	Gordon DuQuesnay	Patrick Rojas	Patrick Rojas	Barrett Lione-Seaton	Tim Hundley
Rahul Patel	Rahul Patel	Laura Hayden	David Syverson	Laura Hayden	Laura Hayden	Eric Lee
Rishab Nayak	Robert MacNaughton	Nigel Harris	Robert MacNaughton	Cindy Wolfe	Rishab Nayak	Rishab Nayak
Carlos J Abad	Jeff Wilber	Carlos J Abad	Victor De La Flor	Timothy Felker	Barrett Lione-Seaton	Carlos J Abad
Nasser Shawar	Nasser Shawar	Nasser Shawar	M Hoffstead	Anthony Schneider	Lucy Manalo	Mark Bruckner
Robert Daniel	Robert Daniel	Olusegun Ldowu	Mark Bruckner	Mark Bruckner	Anthony Schneider	Olusegun Ldowu
Olusegun Ldowu	Ronald Christian Jr	Charles Patton	Steve Lee	Steve Lee	Mindy Long	Cindy Wolfe
Cindy Wolfe	Cindy Wolfe	Cindy Wolfe	Jeffery A. Woo	Carlos J Abad	Timothy Felker	Jeff Wilber
James P Cunningham	Mark Iamonaco	Mark Iamonaco	Sean Brandel	Nasser Shawar	Nasser Shawar	David Syverson
Laura Hayden	Rahul Patel	Jennifer Bisignano	Eric Lee	M Hoffstead	Robin Davis	Christine Ebner
Scot A McCoy	Anthony Schneider	Brian McKeown	Olusegun Ldowu	Lucy Manalo	Robert Daniel	Mark Bruckner
Jeffrey L Browne	Andrae Washington	Ronald Christian Jr	Marius Karrer	Charles Patton	Ben Maitland-Lewis	James Pham
Mindy Long	Robert MacNaughton	Cindy Wolfe	Rishab Nayak	Nigel Harris	James P Cunningham	Gordon DuQuesnay
Patrick Rojas	Jeffery A. Woo	Jeff Wilber	Carlos J Abad	Timothy Felker	Jarkko Lietolahti	Tim Hundley
Barbara Vaughan	Tasha Gunnison	Sharlean Perez	Mark Iamonaco	Sean Brandel	Jose E Luna Rodriguez	Nasser Shawar
Robert Frich	Leon Boone	Robert Frich	Robert Frich	Robert Frich	Robert Frich	Robert Frich
Robert Frich	Leon Boone	Leon Boone	Leon Boone	Leon Boone	Leon Boone	Leon Boone
Leon Boone	Leon Boone	Blake Renner Van Denbur...	Sarah Efanu	Sarah Efanu	Sarah Efanu	Sarah Efanu
Sarah Efanu	Sarah Efanu	Sarah Efanu	Sarah Efanu	Aron Roberts	Chester Homan	Martin D.
Blake Renner Van Denbur...	Blake Renner Van Denbur...	Blake Renner Van Denbur...	Blake Renner Van Denbur...	Blake Renner Van Denbur...	Blake Renner Van Denbur...	Silviya Tzvetanova Hristova
Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	John Ferguson Jr	John Ferguson Jr	John Ferguson Jr	John Ferguson Jr	John Ferguson Jr
John Ferguson Jr	John Ferguson Jr	La Monte Wayne Peters	La Monte Wayne Peters	La Monte Wayne Peters	La Rond Johnson	Silviya Tzvetanova Hristova
Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova
Lance Burgess	Lance Burgess	Lance Burgess	Lance Burgess	Lance Burgess	Aron Roberts	Chester Homan
Aron Roberts	Aron Roberts	Aron Roberts	Aron Roberts	Aron Roberts	Chester Homan	Chester Homan
Chester Homan	Chester Homan	Chester Homan	Martin D.	Martin D.	Martin D.	Martin D.
Martin D.	Martin D.	Yorlanda Fisher	Yorlanda Fisher	Yorlanda Fisher	Yorlanda Fisher	Yorlanda Fisher
Yorlanda Fisher	Yorlanda Fisher	Yorlanda Fisher	La Monte Wayne Peters	La Monte Wayne Peters	La Monte Wayne Peters	La Rond Johnson
La Rond Johnson	La Rond Johnson	La Rond Johnson	La Rond Johnson	La Rond Johnson	Deborah Francis	Deborah Francis
Deborah Francis	Deborah Francis	Deborah Francis	Deborah Francis	Deborah Francis	Deborah Francis	Kafumbe Julius
Kafumbe Julius	Kafumbe Julius	Kafumbe Julius	Kafumbe Julius	Kafumbe Julius	Kafumbe Julius	Andre Harrell
Lance Recker	Lance Recker	Lance Recker	Lance Recker	Lance Recker	Lance Recker	Andre Harrell
Andre Harrell	Andre Harrell	Andre Harrell	Andre Harrell	TaShauna Horton	TaShauna Horton	TaShauna Horton
TaShauna Horton	TaShauna Horton	La Monte Wayne Peters	afurahá 'Epi-loop-💵' breh...	La Monte Wayne Peters	La Monte Wayne Peters	La Monte Wayne Peters
La Monte Wayne Peters	afurahá 'Epi-loop-💵' breh...	afurahá 'Epi-loop-💵' breh...	afurahá 'Epi-loop-💵' breh...	afurahá 'Epi-loop-💵' breh...	afurahá 'Epi-loop-💵' breh...	Lionel Brown
Lionel Brown	Lionel Brown	Lionel Brown	Lionel Brown	Lionel Brown	Lionel Brown	Lionel Brown
Amjad Masad	Christian Haigh	Martin Horansky	Tevita Moce	Thomas Johnson	Tugs Oyun Davaadorj	Eric Y Hsi
Fred Young	Harshkumar Patel	Harshkumar Patel	Susana Cuevas	Faisal Mohammed A AJAJI	Spyridon Malamos	Johnny F Monrose
Landa Weddle	Zeek Weeks	Angel Rosa	Richard Burton	Richard Burton	Bryn Meehan	Kai Leung Huen
Kai Leung Huen	Jamie Kaminski	Katharine Newton	Charles Owens Sr.	Gunwant S Dheliwal	Agbeole Taiwo	Mark Buell
Thomas F. Schmitt	Thomas F. Schmitt	Chris K Thomas	Chris K Thomas	Zengwei WEN	Genevieve Echeta	Laurent Notin
Lynda L Berry	Diane Griffin	Anna Gudmundson	Maxine J Small	Maxine J Small	Tony Roman	Ryan Flanders
Marco Taylor	Dylan Montefusco	Rachel Baygboe Heermann	Elms Greenwood	Dennis Kole	Dennis Kole	Kevin Christian
Hubert Martin Luciana	Michael O. Hercules	Sam Arad	Aubrey Crooke	Dru Lee	Sheri Lucas	Rachel Kolis
Rhonda Bates	William Otis	Kevin Durrett	Lawrence Gillespie	Ralph Hensley	Amit RUWALA	Amit RUWALA
John Ro	John Ro	Ana E.Torres	Solomon MANYAHLE	Solomon MANYAHLE	Howard Steinberg	David Robichaud
David Robichaud	Greg Halldorson	Harold Schenker	Harold Schenker	Sergey Bogdan	Richard Karen	Sumit Rathore
Nelson Cruz	Ken Zablocki	Jaquetta Foreman	Janet Wertum	Levi Lien	Derrell Reynolds	Rosalind Acolatse
Rosalind Acolatse	Chris Broach	Jerry Basson	R Litzky	Cyndi Bailey	Megan Sawtelle	Tony Ferrari
Howard Warren	Lesa Bowsher Kapustka	Lesa Bowsher Kapustka	Genevieve Nash	Lu Vivian	Evan Dorsey	Glenn Howard
Glenn Howard	Yuri Kruman	R L Montgomery	James A Bond	James A Bond	Gilberto Rodriguez	Le Viet Anh
James Campanella	Palmer F Johnson	Palmer F Johnson	Rosie Velasquez	Jesse Brown	Jennifer Jane Gempler	John O MIKKOLA
Peter Peres	Peter Peres	Terri Manoogian	Terri Manoogian	Helen Schmidt Sutton	Rickey Johnson	Stan Michael Kramerz
John Timothy McCartney	Gerald Nannen	Thomas Finucan	Sukhwinder Chawla	Sukhwinder Chawla	Lane Ostrow	Erin Patinkin
Erin Patinkin	Robert Brewer	Robert Brewer	Lee Keller King	Lee Keller King	Constance Minkoff	Constance Minkoff
Laure Cost	Christopher Shaddock	James C Hansen	Jordi Solar	Eric Lam	Pattie Marcadante	Meredith Harper
Robert Diefenbach Jr	Eamon Brennan	Ze Paulo	Balaji Ingole	Pattie Marcadante	Shinichi Otani	Shinichi Otani
Steven Meadows	Steven Meadows	Rootsheel Antoine	Velva Dixon	Velva Dixon	Nancy Saelee	Ayodele Abidemi Babaleye
Ayodele Abidemi Babaleye	Tarrianne M Kingsbury	Barbara Dawson	Henry J Gonzalez	Penny Grady	Constantine Nicholson	Frank Hala
Dedes Kurniawan Putra	Ralleigh Grandberry III	Chad Vickrey	Fabio Rizzo	Chuck Dembowski	Chuck Dembowski	Diane Vander Flier
Diane Vander Flier	Allen J Gebert	Allen J Gebert	Ellis Driscoll	Ellis Driscoll	Chukwuka Nwaozor	Michael Gormanous
Puskar Adhikari	Pamela Shaddock	Jesus A Mercado	Florence F Akande	Florence F Akande	Berry Benjamin	Devin D. Thorpe
Grant Stiles	Grant Stiles	Todd Herrold	Todd Herrold	Herman T. K. Awa	Herman T. K. Awa	Karen L Singleton
Karen L Singleton	Harshad Joshi	Harshad Joshi	Miklos Balan	Kenneth Landon	Kenneth Landon	Austin Stanton
Austin Stanton	Alfonso Mesa	Alfonso Mesa	Konstantinos Chatzopoulos	Christopher Grande	Christopher Grande	Jacques Angrain Glaude
Jacques Angrain Glaude	Portia Dukes/Marshall Du...	Portia Dukes/Marshall D...	Jay Bolte-Beasley	Timothy Welty	Galina Reznik	Galina Reznik
Luz Jackson	Luz Jackson	Mike Chu	Larry Dent Jr	Larry Dent Jr	Christian Garrett	Christian Garrett
Sandeep Kumar Dubey	Sandeep Kumar Dubey	Nathan Jansch	Nathan Jansch	Leticia Moraga	Leticia Moraga	A Kimberley Bennett
A Kimberley Bennett	Ellen Pipim	Elizabeth Parker	Elizabeth Parker	Mark Danburg-Wyld	Graham Warrington	Patrick McClashan
Keith Kissling	Keith Kissling	Jad Haider	Jad Haider	David K. Williams	Kathleena Morris	Dennis O'Connor
Veronica Peterson	Veronica Peterson	Darrell Bean	James I Armbruster II	Jerome Espinosa Soledad	Gerald Silvey	Felix Nwokolo
Muthu SANKARAN	Steven Bai	Mark Stephan Chasan	Mark Stephan Chasan	Kath Moore	Keith Moore	Olu-Toyin James
Michael Scott	Michael Scott	Michelle Cornfield	Michelle Cornfield	Liza Scheijman-Bach	Ann DeJesus	Ann DeJesus
Jennifer Indelicato	Jennifer Indelicato	Scott A Frangos	Scott A Frangos	Tyrone Riley	Tyrone Riley	Stephanie Ausmore
Yolanda Davis	Leonard R. Pease	Leonard R. Pease	Kevin Cukrowicz	Stanley Evans	James Fountain	Amanda Heaven
Amanda Heaven	Ian Rowan	Farag Bose	Parag Bose	Sandra Camargo	Anthony Giambra	Anthony Giambra
Antonio R Arrondell	Allen A Fujimoto	Krystal Sedaitis	Krystal Sedaitis	Shaunya Boddie	Shaunya Boddie	Debbie Brodeau
Blossom Toussaint	Blossom Toussaint	Mae Blair	Edyang Nta	Gina Carr	Gina Carr	Angela Lancel
Mohan Datwani	Mohan Datwani	Mohan Datwani	Mohan Datwani	David A Calles Dr Lavon ...	David A Calles Dr Lavon ...	Massewo Issi
Cheryl L Badgett	Cheryl L Badgett	Theresa Money	Theresa Money	Shannon Nicole	Kapeesh Bhaghavathula	Kapeesh Bhaghavathula
Daniel Osso	Daniel Osso	Andres J. Tijerina	Latricia Dailey	Monique Copeland	Monique Copeland	Josephine Karania
Josephine Karania	Suman Purumandla	Suman Purumandla	Alicia Luis	Alicia Luis	M. Frenchy Saintiny	M. Frenchy Saintiny
Melissa Dowyer	Melissa Dowyer	Kartheesan Ragavan	E Gluckert	Timothy James	Jelani Roper	Pierre Vincent Fauvelle
Coronell Malone	Coronell Malone	Sergije Zukov	Sergije Zukov	Kevin Brown	Gianny Melemusa	CC Cope
Deborah Eisenberg	Brenda Bila	Brenda Bilal	Rachel Jensen	Mark Terry	Paul Holland	Stanley Evans
Ross Feezer	Elizabeth Vance	Abraham Gebru	Kesa Braids	Katherine Myers	Green Visor Capital	Gary Baltor
Alexander Angerer	Alexander Stevenson	Jeff McAulay	Chris Hulls	Thomas Dingel	Gabriel Warshauer-Baker	Bryan Muir
Z. Ed Lateef	Yun Fang Juan	Noah Buffett-Kennedy	Jimmy Liu	Deniz Ozaysur	Scott Li	Peter Fishman
Marc Helwani	Enrico Piazza	Andrew Reynolds	Kevin McIntosh	Kar Mun Wong	Brandon Jenkins	Xiaofeng WANG
Wenhong Peng	William Su	Wei Guo	Stephen Roulac	Amanda Peyton	Ross Whiting	Xiaofeng WANG
Ric Fulop	R K	Ravi Dronamraju	Rossie Popo	Paul D. Ellis	Andrew Reynolds	R K
Bradley S Platoff	Andrew Grey	Pedro Miguel Perez Iruela	Brett Grossman	Jon Gordon	Jimmy Vosika	Adnan Van Loven
Paul A. Eder	Eric Armour	Beau Buck	Atul Kumar	Michael Thomas	Tracey Grear	Christopher Rollins
Rein Offringa	Harold Schenker	Bernard Lloyd	Trisha Eggleston	Rahul Joshi	Jillian Ivey Sirott	Joshua Cohen
Musa Akinleye	Natasha Chisdes	Paul A. Eder	Ryan Daley	Wei Guo	Scott Li	Sasha Ognev
Jan Pokorny	Eric Tracy	Al Sparks	Howard Stark	Suresh Goel	Keith Guerin	John Speaks
David Cheng	Senthil Subramanian	Jonathan Block	Marek Neradal	Donald L MORTON	Ken Parsons	John Janecky
Tyrone Malloy	Jeremy Straight	Abhishek Prasad	Nanets Investors	Ron Huespoth	Devin Corr-Robinett	Hezefa Moiyyadi
[deleted user]	Charles Lee	Andrew Maury	Howard Stark	Joap Meijer	Bobby Edelman	Khaled Naim
Sasha Ognev	Shawn Isaac	David D'Antonio	Harold Schenker	Gary Lardy	Matt Kelly	David Lanfair
Ruben Hillar	Wilfrid Jean-francois	Dave Aufmuth	Rick Mei	Jan Pokorny	David Simmons	Sean Ward
Wael Azer	Latchman Hardowar	Enrico Piazza	Robert Brandon Sokol	Natasha Chisdes	Yuri Niyazov	Kris Krishnamurthy
Keith Guerin	Patrick Lundquist	MEM 511	Sanjeev Anand	Matt Kelly	Suneel Kumar Parvathane...	R K
Arlan Hamilton	Brad Dreifuss	Mashour Yousef	Christine Young	Vishwa Raj	Tyrone Malloy	Sasha Ognev
Natasha Chisdes	Michael Wixted	Colin Brown	Eric Gilbert Redd	Fiona Richards	Andrew Fritz	Sean Safholm
Raj Gurung	Bobby Edelman	Badal Haider	Joap Meijer	David Cantor	Steven Gorman	Jeff Bergmann
Gary Charles Ventola	Al Sparks	Benjamin Hendricks	Vinay Mittal	Aaron Schwartz	Thomas Cotterell	Kenneth Edwards
Nadim Kattan	Anton Starovoytov	Cam Dunn	Duke Duncan	Micha Mikailian	John Bak	Jerry Lejlo
Michael Folkman	Sasha Ognev	Jeffrey Stamm	Lawrence Hutchison	Sylvia Si	Xavier Châtellier	Chibueze Okorie
Matt Kelly	Martin Mak	Leslie Chiang	Michael Kollins	Mike Bailey	Shah Karim	Hervé T. Fonkou
John DeNobile	Steven Grabarek	Kishavan Dhola	David Jenkins	Grant Wierson	Michael Michael	Glenn Payne
Nicholas Peterson	Brian Connelly	Diana Matos Alves	Randy Azhari Widhi Satr...	Joseph CHRISTY	Ron R	Jessica Baker
A.J. Ripin	Stephen Beauchamp	Dee Dee Winger	Domenic Gigliotti	Mitchell Weaver	Brian Patrick Lane	Chris Mikelson
Shaun Getty	Laura Valentino Romero	Logan Bordeau	David Leighton	Michael Krieger	David Roustio	Mike Merrill
Giuseppe De Giorgi	Deepak Goyal	Robert Weinberg	Moses Gonzales	Neil Fabbri	Chris Moreno	Rajiv Sud
Brent Taylor	Ivan Falchenko	John Butterfield	Darshak Dhanani	Derek Haut and Tobias	Atul Shrivastava	Michael Folkman
Charles Louis Dirienzo Jr	Angel Abascal	Louis Stephen	Richard Sheng	Larry Heller	Jack Phillips	Christian Solis
Charag Krishnan	Andrew Milberg	John Harty Brandenburg	Neil Young	Hillard Harrison	Craig Mayo	Darrin Lons
Nicholas Edwards	Tal Chemes	Kevin Dillon	Jason Victor	Aaron Gopp	Patrick Lincoln	Blake Elliot
Ed Strasburger	Rob Twohy	Marco Massari Calderone	Austin Edwards	Matthew Loughran	Arvind J	Eduardo Mateos
David Astona	Rachamim Bitton	Kyle Damon	Kathi Ellis	Joe Bonomo	Matthieu Jacquier	Miguel Medina
Katrina L Fenrick	Khuzema A. Sava	David Friedman	Terry Ross	Kirk M Gilmore	Adolfo Andrade	Christi McEachern
Rodrigo Lima	Swaroop Sundararajan	Brian Roberts	Jared Sink	Huang Aaron	Shawn King	Subramanian Rama
Kerrye Braxton	Claudio Gargiulo	Jose Urquiza	Bing Pang	Afanasii Kurakin	David Prorok	John Petrasanta
Michael Burnham	Brad Cook	Alonzo Lee	Richard Pope	Erica Beache	Steve Callan	Luke Mertens
Luke Fowler	Steve Covington	Lior Zysman	Vihan Khanna	Ryan Soderberg	Terry L Carter	Stuart Godwin
David Duccini	Rushi Ukani	Uriel 'Bendi' Sandoval	Raul Alejandro Luyando-...	Alexander Rector	Kevin Golosio	Brooks Ellis
Marc Bailey	Scott Larson	Jonathan Lo	Desiree Callender	Gary Johnson	Melissa Major Summitt	Nicolás Mejía
Joe Annab	Sreecharan Sankaranaray...	Joe Hayes	Dana Olson	Dave Tu	Sándor Mandok	Erik Tingelstad
Paul Kocharhook	Frederick A Browne	Cing San Lun	Lawrence McAlpin	Wade Keller	David Exe	Brian Christie
Bishnup Banjara	Guillermo Parra	Ryan Buckholtz	Robert Frisch	Milton T. Nettles, Ed.D.	Jean Hoffman	Jose Alfredo Jimenez
Samuel Carstensen	Gabriel Dvorak	Andres Darcelo	Darin Franklin	Caleb Barnes	Dawn Bertram	Glen White
Jim Fringeta	Michiel Schuurman	Aldene Bequillard	Felix Salvan	Steven R Kuhns	Ron Van Selder	Jason Djabri
Thomas Willis	Cody Appledorn	Mike Rice	Naman Gupta	Stewart John Hill	Philip Alberstat	Dave Aufmuth
Zachary Ratliff	Michael Buschman	Vancal Tran	Carly Govind	Richard Cochran	Charles Morris	Ian Howlett
Nathan Fredell	Christopher Biesanz	Wayne Allen	Botty Dimarov	Michael Bistreich	Kjell Nace	Vikram Pandya
Robert Arnold	Jason K Majid	Vi Ching	Charlie Cheesman	Melody Schoenfeld	Fraed VC	Robert Bel
Gerard Hernandez	Tawana Greene	Kevin Fulmer	Tashmare Smith	Henry Shao	Christopher Green	Jermaine Charles
Chirag Bhatia	Philip Balliet	Francois Rodigari	James Hart	Edgar Arvelo	Vincent O'Connor	Benjamin Zenner
Aaron Swanson	Greg Tanner	Héctor Casillas	Mohammed Khanizi	Boris Lianto	Jose G Reyes	Brian Franklin
Samson Dufeghe	Eric Panabaker	Joseph Madel	David Howlings	Dennis G Morgan Sr	Byron Shepard	Micah Motson
Javier Manzano	Dawn Wilson	Mychal Edelman	Tiago Nakamura	Lakshman Diwaakar	Doug J	Martin FERMINAS
Mike Kiemen	Neil Gako	Lolita Taub	Ryan O'Leary	Gina Zima Clarkson	Stephanie Johnson	Khori Whittaker
Susan Chiffy	Tyler Tringas	Sean Hanna	Eric Fahad	Benjamin Chait	Martin Carabal	Jimmy Zhang
Kurt James Korkowski	Gary King	Cecilia Liwag Gallagher	Özgür Alaz	Salvador Chavez	Ivan Felipe Rico	Eniola Z Akintayo
Wyatt Hicks	Harilaos Tsinoos	Daniel Cruz	Tommy Shellberg	Sang Woo Nam	Korhan KURT	Oleg Lysiak
Colin Thomson	William King	Christopher Ingram	Dietmar Puppendahl	Christien Malmström	Sami Halaci	Chris Rivett
Abraham Leabres	Tawfiq M Alkilan	Jon Jon Solon	Stefano Vettorazzi	Bálint Deáki	Dmitry Strizhak	Robert David Whalen
Bradley Davidson	Paul Lin Chen	David Sansenig	Dwight D Thomas	Shelley Foster	Steve Sursa	Samer Alsourani
Marcos Mejia	Nick Bezner	Aimee Supp	Jamie Banes	Jeremiah J Cox	Stéphane Davezac	Alexandre DUPUY
Gret Glyer	Ryan Finegan	Joan Rodriguez	Ikenna Uzuegbunam	Mary June Makoul	Isaac Kuhlmen	Marlon Wilson
Lucas Lanserd	Vasily Prorin	Michael J. Hoofensperger	Cynthia Gonzales	Medi Rifkin	Deschamps Martial	Mike Panesis
Fatima Bz	Jeremy Reding	Daniel Kearns	Kevin Flanagan	Matthew Ross Schonert	Richard E Jenkins	Stephen A White Jr
Martin Obono Jr	Anthony Noungu	Jacob Durst	Carroll Ceesemen	Tony Kurbanali	Dean Wegner	Alexander Madinger
Roman Richardson	Rebecca M Whitcraft	Mattia Alba	Antone la Rizzo	Chirag Swaly	Josie Moreno	J.R. Coleman
Dipanjan Chatterjee	Paul Amerigo Pajo	Kimberly S. Arrington	Hugo BN	Nathalie BERTHAUX	Maria Katherine Prieto	R.L. Dubs
Adrian Najar	Shana Pittson	Julie Negussie	Nick Shingleton	Jorge Juan	Mark Robertson	Britnie Steward
Mike Frandlich	Robert Hawkins	Seng Ing	Jeffery Gray	Jared Astrinos	Carl Adams	Alan Huang
Hector Rosario	Perry Mason	Jennifer Daniels	Konstantinos Stamatiadis	Lance Gregg	Wei Deng	Glory Jeyagaren
Will Walsbren	Paul Miller	Regis Epopi	Jean Brown	Nikki Yeager	Brian Zisk	Eric H. Shyu
Miguel Mascarenhas	Hayden Rose	Lev Y Pavlovsky	Ani Kochiashvili	Eric Anurag	Robert Corho	Muhammad Abdurrahma...
Nathaniel Bear	Marco Angeles	Kevin Mendonca	Omar Mendez	Edward Hansen	Landon Martin	David Shomos
Peter Scheffknecht	Shawn Taylor	Caleb Rodriguez	Matthew J Vines	Matt Reynolds	Thomas Hyde	J Brian Wade
Soichiro Yamamura	Richard Krajcarik	Stephen Grinalds	Sam Divandra	Thomas Elliott	Andrew Robinson...	Talanda Williams
Loren Sands-Ramshaw	Zac Moore	Adam Judd	Chris Kibbe	Rhonda Humphreys	Joe Hanley	Kwame Rashad Creswell
Tyrone Arrington	Daniel M McCarthy	Michael Andrew Gold Jr	Jordan Sellers	Kamer Mustacha	Kevin Hall	Tawanda Jongwe
Larry Belmonte	Katelin Hogan	Dk (Debrakey) Punzi	Camille Strand	Michael R Knight	Hubert Lo	Pedro Sustre

Toby Walsh	Rahima I Zomahi	Tristan Kilian	Towana Rivers	Tony Fajardo	Christopher Cummings	Troy Peck
Phil Yocca	Andres Kupervaser-Gould	Jorge Varona	Rebecca Casuga	Patrick Devereaux	Judy J. Okazaki	Te Ferhat Tebaru
Brent Thomas	Morris James Jenkins III	Frank Stapleton	Carla Dearing	Jason A Engerman	Anna Gustavson	Owen Koucky
Julia Casey	Yvonne Yebeah	James LaBonte	James Reynolds	P Savica	Luis A Centeno	Joseph Arcila
Stephen Carr	Justin Keith Reeger	Sebastian Pirillo	A.J Godraj Parel	Blessing Eriugle Ebowe	Daniel Guido Flores	Richard Renn
Barb JONES	Tay Baker	Fergus Mc Pee Pee Pants	Jesse Webb	Felice Martin	Alejandro Monarrez	Kyle Britt
Rohantha Embuldeniya	David Knight	Ernest Park	Lelan Busch	Florentina Alunday	Kenneth S Schreifels	David Peng
Roy Johnson	Than Tibbetts	Brad Stephenson	Michael A Davies	Sabrina Marchalel	Amir Naser A Ghazvin	James Irvine
Toma Culea	Isaac Santillan	Imee Rose Tagaca Chellew...	Jonathan Cruz	Olivier Wullen	Andrew Merrick	La Rhon Walker
Felipe Quiroga	Angel Colon	Jim Waller	Luis Sotolongo	Freeman Whonwerise	Ryan Arnaudin	Scott Calcfiore
Daniel HINKLE	Bo Rasmussen	Lamy Saint-flour	Steven Lai	Joseph Losso	Nathaniel Chapman	Glenn Michael Jagdeosingh
Greg Lansberry	Jesus R Gamez	Darshak M Patel	Rahul Bhandari	Evan Thomas	Cezar Cristian Andrei	Mohit Shantilal Baffna
Frederick Powell	Patrick D Oneel	Richard A HYDE	Dr Blackmon	Anjali Dhemi	Martin Phan	Shubham Bansal
Baron Huntington	Jesse Thompson III	Jack Sargent	Keith Kyser	Nefertiti Winters	Steven A Bulger	Stan Makarenko
Stuart Shmuel Stein	Richard Rieman	Nikita Ryachev	Michael Lubker	Phillip Tirmen	Ashu Raina	Kathryn Bloom
Tyrone Glover	Farooq Shah	Amr Kayid	Jens Saltin	Frank Neundorf	Wesley Dean Remillard	Benedict O'Mahoney
Marcus Banasik	Jason Junge	Jorg Waltje	Karen Edwards	Karen Groff Hendricks	Shiya Gross	Jarel Hernandez
James Mandenhall	Kofisat Alabi	Yvette Wilson Sharrill	JJ Bray	Jesse Card	Robin Weekes	Lakisha Laster
Richard Floody	Michael Snead	Paul Senyszyn	Gaurav Jain	Walter Fodeis	John D Lofton IV	Rodrigo Rodriguez-Novas
Lee Idrenhavefbmesserg	Felix Tan	Daniel A Tuttle	Brendan Rauw	Zhenguo Li	Shavin Christopher	Kristin Bash
Isabella Haffelder	Michael Abdelahad	Bonnie Wise	Jennifer Hsieh	Keith M Flam	David L Cornell	William Martin Pickens
Robert Jacobi	Denis Semenenko	Margaret M White	Dante Vitagliano	Benjamin Djid	Guido Indij	Bill McCarthy
Adonis Patrice Folarin GU...	Adam Murdock	Dave Look	Sean Liam Herrington	Joel Abecassis	James Connolly	Sherry Mitchell
Schuyler Janzen	Nancy Derwin	Hilmar Lapp	Anthony Lee	Andre Wilkinson	Zachary Marcotte	Jim Goc Thiam
Elias P	Jared Fahey	Samantha Elbers	Kyler Drexsel	Jon Stein	Cheeks Cobb	Manhar Chopra
Blair Brown	Dave Shepherd	Dustin Schouten	Darek Pankaew	Brandon Carter	Andrew Snyder	Daniel Ashbaugh
Lorenzo Garavito	Jason Houston	Buck Pernsten	Sara Moll	Franz Spadari	Matt West	Roberto Albertella
Patrick Hero	Jana Means	Massimo Frezza	Kim Manning	Timothy Hall	Robert Goodman	Christopher A Dellario
Arthur Phillips	Skot Allan-Colaluca	Kevin A Berry	Paul Gordon	Grisha Gutkin	Jonathan Vasquez	Billie Dyson Sr
Jim Setto	David Duhagiar	Anthony Johnson	Peter Junot	Francis Flannery	John Kucele	John Swiger
Asanga Ranasinghe	Jonathan Broshen Williams	Casey Roy	Nicole M. McCain	Evans Dornoll	Jeremiah Schwarz	Tuomo Repo
Daniel Walker	Linda Pearce	Jason Towns	Nickesh Madoori	Sandy Wagner	Robert P Farnot	Liam Power
Anthony Thomas	Jasmine Farrell	Lev Ratinov	Eric Cronlund	Alex Arriola	Ellakisha O'Kelley	Wandi B Carpenter
Sam Holmes	Fei Xu	Dion Childers	Manoel Lemos	Nick Barr	Alex Wolff	Naeemah Rucker
Sean Jones	Kiyoko Osone	Christian Danger Doming...	Arthurlyn S HAWES-BAR...	Nickalus Manor	Hao Huang	Imtiaz Shams
Jeff Stephens	Jean François Lopes	Joe Camargo Jr.	Gregory Goehner	Pelle Lerås	Sally A Lewis	Samuel Noriega
Eric T. Lewis	Timothy Davis	Taylor Duffy	George Rote	Yannic Herzog	Allen Witters	Brian Jason Bailey
Sasha Targ	Calvin Rom	Harold Israel	Philip R Mack	Nash Williams	Julian Lee	Cindy Thomas
Tom Hillebrecht	Joel Vazquez Jaime	Roger DeRou	Jeff Lai	Rocholo Thomas	Christina Maddox	Danny M. COX
Sam Jones	Mallory Ostner	Ken Brockman	Brandon Kuhn	Anil Patel	Cynthia Gillespie	John Watson
Eli Wilkins	Joel Benjamin Hartman	A. Fetter	Michael DePue	Lori Shields	Najua Sol	Shawn Pyfrom
Ben Drar	Fredy Trinidad	Brandon Hellenbrand	Omar Marazuk	Márcio M Ribeiro	Utpal Doshi	Jules Marshall
Carol Lampe Heksem	Freddy Villamarin	Angelyn Hernandez	Larry Parker	Joseph Spradley	Jewel Wall	Jo Guard
Kyle S. Goodwin	Prakash Kharel	Jessica Lissner	Sabrina Washington	Nathaniel Travis Roberts	Armando Morell	Deitric Giles
Justin Murphy	LI Trinh	Chris Atkins	Mical Salmonson	Samuel Apata	Ilya Zorembsky	Robert Simanol
Armin Schmidt	John Bertone	Tray C Hardy	Maurice Denmark	Curt Ingram	Mandi Nicholson	Gerardo José Santiago R...
John Sims	Kristian Newquist	Derek Frost	Michele Ma Bello	Sharrie McMillan	Ariel Zavala	Aaron Saxon
Franz Huber	Patrice Wright	Timothy Easter	Adam David	Adam Blerton	Maria Bachn	Jonathan Parra
Denise Daniels	Arun Kalathil	John Reilly	Don Tran	Richard Wooten	Ronald Allan BRIOSO	Taoufik M
Ronald Yu	Stephan Meyers	Ndeshimona Iiyambula	Qijin Zhang	Julio Cesar Bolivar	Kav Khalsa	Ezra Goldman
Paul Williams	Alissa Johnson	Amr Elrouby	Kai Erfurt	Michelle L Campbell	Eivind Jacobsen	Stijn De Wijs
Adam Bhakreni	Riven Dante	John Rourke	Daumantas Megzie	Zioness Ameka Curry	Izzy Micheo	Casey James
Allison Miller	Andrew Loh	Sarthak Chowdhary	Paul Madsen	Steve Force	Max Wong	Rachel Kosciolniak
Elliot Loh	Janene Reeves	Dylan Abraham	Marilyn Assan	Jo Anna Lamb	Chuck Pisano	Jim Reitz
Edlin Choi	Phinehas Kinuthia	Michael Smith	Joe Wilson	Warra Foster	Stacy Smith	JJ Tyler
Christina Raggio	Tamara Houston	Goktug Yilmaz	Matt Goldenberg	Christopher Triplett	Ezra Alexander Cohen	Matthew Dyer
Antonello Loddo	Alexandre Adams	Sandra Black	Krista Key	Jack Brickhouse	Dena Woods	Jeri Doerger
Lloyd Jackson JR	Art Brown	Yolanda Dauji Scott	Andrea Sadowski	Evelyn Ram	Bradley Harris	Carl J. Rohling
John Fix	Sir Goat	Alisa Lund	Jack Serfass	Deborah Richards	Othniel Tomtonio	Melvin Daniels
Rebecca Thistlethwaite	Jared Hanson	Gene Zdenek	Michonna Talley Tate	Kasza Róbert	Carlos Manrique	Jesse Jou
Zubair Alpuri	Jade E Ronan	Robert Dietrich	Tim Scerens	Ed Chen	Brian Leyda	Collin Ferry
Oyewumi Iyiola Abdulafeez	Roderick Herron	James Lee	Cindy Brillhart-True	Cam Mahins Jr	Nathaniel F Frank-White	Mitch Barlas
Matthew Kreiser	Fred Thompson	Catherine Burgard	Nicole Delts	Gerardo Cuellar	Andre Hatchett	Tameka Marshall
Christian Verwiebe	Derrick Main	Aditya Deore	Nikita Kozlovskij	Jamaal Rahman	Kenneth P Lawson	Yolanda Hamilton
Bobby Simpson	Whitney Jean	Eileen Blyden	Ron MacDonald	Khan Akmel	Scott Newton	Briana Faye Marbley
Julio Rodriguez	Dena Knight	Marlon Martin	Anede Devis	Rayford L Davis	Christopher Sollog	Dane Christensen
David G Adams	Surendra Yadav	Patrick Hyde	Jesse Aguilar	Emily Witter	Reynar Lantra	Len Badgette
Ken Manni	Luanna Banghart	Shahriar Kabir	Manjka Gray	Kasey M Peel	George Kao	Mircea Pașoi
Dev Meloy	Jean Hamilton-Fford	Avinash Agarwal	Jeremy Almond	Akachi Ihaleme	Paula McKenna	Quinn L Driggers
William Lanzi	Konstantin Kaslenikov	Doris Cheng	Christophe Ribourdouille	Charlelia Beers	Tracey S. Porter	Richard Longnessy
Gabriel Rakoski	Douglas JORDAN	Hen Drik	Joy Denise	Ken Mora	Desmond Walker	Nico Moore
Matthew Laks	Mat 'Quickie' Tainow	Lydia Polyzou	Stephen Oparaugo	Meha Barakat	Ray Shan	Diana Peter
Edmund Morris	Puru Dahal	Dane Treat	Elliot Grossbard	Rógvi Joensen	Farhan Abbasi	Janet "Jessie" Duehrer
Hagiel Abioyegun	Eric W. Harding	Jeffrey Metzger	Daniel Wilson	Travis Wilson	John V Nicholson	Florian Felder
Adam Klock	Alagiri Senthil kumar	Jonathan Bardales	Harry Ng	Mitchel Stephens	Angela Pryor	Ritesh Sharma
Andrew Garcia	Monica Chacin	Daniel Maldonado	Massimo Mengh	Kevin Frib	De Marco Davidson	Larry Pankey
Vinh Nguyen	Daniel Figueiredo	Mario Hayden	Sohail Jouma	E. Frischhut	Amy Herman	Kimberly Woolford
Hung Jen Hung	Jennifer Merite	Andrew Smith	John Lawson	Danielle King	Tanira Wade	Linda Paquette-Bachelder
Yocheved Herrmann-Dan...	Lucas Fernendez	Rick Duggar	Nicolas Warren	Matthew Hayes	Adrien Versteegh	Cheryl Baker
Alex Pierson	Ryan House	Brian Bourr	Kevin Lagrazon	Ryan Taylor	Mandeep Singh	Timothy Jerome Kelsey
Phil Allin	James C Peters Jr	Richard Li	Nicolas Gallet	George Sebastian	Gabriel Warshauer-Baker	Carmen Thompson
Kevin Neumaier	Stefan Kalb	Amir Nathoo	Prakash Kharel	Jeffrey Faulner	Holden Karau	James Gambucci
Dana Trost	Eric A. Plowman	Cory Anastas	Pradeep S Srinivasan	Evan Thomas	François Pereira	William Laska
Joyce E DIBBLE	Henry Lee	Jack Smith	William Edwards	Jose Davila	Vittorio P. Antonacci	Heather Trast
Matt Russell	Chang Zou	Jean Marc Halbout	Russ DeWolfe	Micheal J Murphy	Jordan Lund	Alex Pascal
Ali Abdulla Rashed Aldhal...	Sabrina Molund	Ryan Lipps	Jeff McDonald	Adam Ash	Al Croke	Ben Ross
Verron Headley	Eduardo Zepeda	Erica Emmanuel	Erica Emmanuel	Erica Emmanuel	Erica Emmanuel	Erica Emmanuel
Eleson Tanton	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Wilfredo Rivera
Megan Pfeffer	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Reuben Torenberg
Errol Tan	Chrissybil Boulin	Chrissybil Boulin	Chrissybil Boulin	Chrissybil Boulin	Chrissybil Boulin	Toby Allen
Toby Allen	Toby Allen	Eleson Tanton	Eleson Tanton	Eleson Tanton	Eleson Tanton	Joshua Heier
Jared Astrinos	Alex Portera	Megan Pfeffer	Megan Pfeffer	Goktug Yilmaz	Goktug Yilmaz	Goktug Yilmaz
Harish Premchand	Harish Premchand	Harish Premchand	Harish Premchand	Harish Premchand	Daniel A Tuttle	Daniel A Tuttle
Daniel A Tuttle	Toby Allen	Andrew Werner	Andrew Werner	Andrew Werner	Wilfredo Rivera	Chung Ming Lam
Chung Ming Lam	Chung Ming Lam	Stephanie Hill	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Wilfredo Rivera	Wilfredo Rivera	Reuben Torenberg	Errol Tan	Gilles Bredas	Gilles Bredas
Gilles Bredas	Gilles Bredas	Gilles Bredas	Errol Tan	Errol Tan	Jennifer Malins	Jennifer Malins
Jennifer Malins	Jennifer Malins	Andreas Kramski	Mike Bojcev	Dawn Lupton	Kristina Chapman	Bishoy Gaid
Andrew Evers	Cory Jaco	Reuben Torenberg	Reuben Torenberg	Reuben Torenberg	Jonathan Parra	Jonathan Parra
Jonathan Parra	Jonathan Parra	Goktug Yilmaz	Goktug Yilmaz	Jonathan Parra	Jonathan Parra	Jonathan Parra
Cheikh Gueye	Shrikant Latkar	Jennifer Traxler	Karen Rauschert	Kevin King	Joshua Heier	Alex Portera
Jared Astrinos	Jared Astrinos	Jared Astrinos	Laurin Hirs (Oxaa)	Laurin Hirs (Oxaa)	Laurin Hirs (Oxaa)	Laurin Hirs (Oxaa)
Laurin Hirs (Oxaa)	Sharon Harris	Adam R. Carmack	Billy Mantegna	Stephan Ashe	Michael Somers	Thoraya Zedan
Barb Halvarson	Scott Krauss	Adquena Faine	Patrick Monroe	Derek Haviland Tobias	Animesh Tambi	Leo Zhang
Verron Headley	Ramesh Naidu	Bora Can Sekerel	Patrick Haro	Danielle Williams	Lubica Hanacek	Edda Sustache
Ryan Zynger	Rishabh Swarnkar	Brett Morel	Tracy Byford Lisewsky	Ivan Lendner	Mayra Alvarez	Robert Garcia
John Chisholm	Eduardo Zepeda	Ricky Van Fossen	Rodolfo Hansen	Nicholas Peterson	Tiru Mangalarapu	Maa Hesh
Abigail Saenz	Ken Kistner	Aditya Pratapa	Pete Wadel	Joshua Heier	Joshua Heier	Jessica Avila
Alex Portera	Alex Portera	Carl J. Rohling	Carl J. Rohling	Carl J. Rohling	Carl J. Rohling	Carl J. Rohling
Krzysztof Krzton	Krzysztof Krzton	Krzysztof Krzton	Krzysztof Krzton	Krzysztof Krzton	Rafael Ocasio	Rafael Ocasio
Rafael Ocasio	Rafael Ocasio	Rafael Ocasio	Stephanie Hill	Greg Gonzales	Greg Gonzales	Greg Gonzales
Stephanie Hill	Stephanie Hill	Robert Torres	Robert Torres	Robert Torres	Robert Torres	Robert Torres
Kristina Chapman	Bishoy Gaid	Andrew Evers	Cory Jaco	Mike Bojcev	Dawn Lupton	Jonathan Parra
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Kristine Chapman	Kristina Chapman	Andreas Kramski
Florian Vanlaethem	Florian Vanlaethem	Florian Vanlaethem	Florian Vanlaethem	Florian Vanlaethem	Steve Marelich	Steve Marelich
Steve Marelich	Steve Marelich	Steve Marelich	Bishoy Gaid	Bishoy Gaid	Andrew Evers	Andrew Evers
Cory Jaco	Cory Jaco	Brad Burmeister	Brad Burmeister	Brad Burmeister	Brad Burmeister	Brad Burmeister
Mike Bojcev	Mike Bojcev	Mike Bojcev	Zandile Manana	Zandile Manana	Zandile Manana	Zandile Manana
Angelica Garcia	Angelica Garcia	Angelica Garcia	Angelica Garcia	Angelica Garcia	Angelica Garcia	Angelica Garcia
Zubair Alpuri	Zubair Alpuri	Zubair Alpuri	Zubair Alpuri	Zubair Alpuri	Zubair Alpuri	John Butterfield
Dawn Lupton	Dawn Lupton	Dawn Lupton	Andreas Kramski	Andreas Kramski	Andreas Kramski	Kayli S
Kayli S	Kayli S	Kayli S	Kayli S	Michael Schock	Michael Schock	Michael Schock
Michael Schock	Michael Schock	Jennifer Traxler	Shrikant Latkar	Kevin King	Karen Rauschert	Cheikh Gueye
Allen Coulson	Allen Coulson	Allen Coulson	Cheikh Gueye	Cheikh Gueye	Jennifer Traxler	Jennifer Traxler
Ben Shelton	Ben Shelton	Ben Shelton	Ben Shelton	Ben Shelton	Laura E. Vivio	Laura E. Vivio
Laura E. Vivio	Laura E. Vivio	Laura E. Vivio	Laura E. Vivio	Laura E. Vivio	Shrikant Latkar	Shrikant Latkar
Kevin King	Kevin King	Karen Rauschert	Christopher White	Christopher White	Christopher White	Christopher White
Christopher White	Edda Sustache	John Chisholm	Abigail Saenz	Brett Morel	Bora Can Sekerel	Barb Halverson
Leo Zhang	Danielle Williams	Patrick Monroe	Tiru Mangalarapu	Adquena Faine	Ryan Zynger	Sharon Harris
Ivan Lendner	Thoraya Zedan	Scott Krauss	Animesh Tambi	Aditya Pratapa	Verron Headley	Patrick Haro
Ramesh Naidu	Michael Somers	Jessica Avila	Lubica Hanacek	Ken Kistner	Robert Garcia	Billy Mantagna
Ricky VanFossen	Adam R. Carmack	Rishabh Swarnkar	Maa Hesh	Stephan Ashe	Mayra Alvarez	Nicholas Peterson
Tracy Byford Lisewsky	Pete Wadel	Derek Haviland Tobias	Eduardo Zepeda	Rodolfo Hansen	Aaron Tracy	Aaron Tracy
Aaron Tracy	Ted Janiszewski	Ted Janiszewski	Ted Janiszewski	Ted Janiszewski	Ted Janiszewski	Andrew DeShong
Andrew DeShong	Andrew DeShong	Andrew DeShong	Andrew DeShong	Andrew DeShong	Andrew DeShong	Nicholas Peterson
Nicholas Peterson	Tracy Byford Lisewsky	Tracy Byford Lisewsky	David Rios	David Rios	Derek Haviland Tobias	Derek Haviland Tobias
Pete Wadel	Pete Wadel	Dolph van Ittersum	Dolph Van Ittersum	Vikas Nangia	Vikas Nangia	Vikas Nangia
Vikas Nangia	Vikas Nangia	Krishnan Suresh	Krishnan Suresh	Krishnan Suresh	Krishnan Suresh	Krishnan Suresh
Christophe N. El-Khoury	Christophe N. El-Khoury	Christophe N. El-Khoury	Christophe N. El-Khoury	Christophe N. El-Khoury	Utpal Doshi	Utpal Doshi
Utpal Doshi	Utpal Doshi	Utpal Doshi	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Ruben Lasso	Ruben Lasso	Ruben Lasso	Ruben Lasso	Ruben Lasso	Harish Sekthi
Harish Sekthi	Harish Sekthi	Harish Sekthi	Harish Sekthi	Edda Sustache	Edda Sustache	Edda Sustache
Troy Sweeney	Troy Sweeney	Troy Sweeney	Troy Sweeney	Troy Sweeney	Mike Panesis	Mike Panesis
Mike Panesis	David Morley	David Morley	David Morley	David Morley	David Morley	Yuichiro KUZURYU
Yuichiro KUZURYU	Yuichiro KUZURYU	Yuichiro KUZURYU	Yuichiro KUZURYU	Emma Faye Marbley	Emma Faye Marbley	Emma Faye Marbley
Emma Faye Marbley	John Chisholm	John Chisholm	Chris Heaton	Chris Heaton	Chris Heaton	Brett More
Brett More	Renaldo Baucom	Renaldo Baucom	Renaldo Baucom	Renaldo Baucom	Renaldo Baucom	De Marco Davidson
De Marco Davidson	De Marco Davidson	De Marco Davidson	De Marco Davidson	Bora Can Sekerel	Bora Can Sekerel	Bora Can Sekerel
Gary Fruchtman	Dolph Van Ittersum	Linda Fraser	Jody Geistweidt	Jody Geistweidt	Valentin Renault	Jody Geistweidt
Barb Halverson	Barb Halverson	Teresa L Whitney	Teresa L Whitney	Eduardo Zepeda	Eduardo Zepeda	Eduardo Zepeda
Teresa L Whitney	Eduardo Zepeda	Eduardo Zepeda	Leo Zhang	Leo Zhang	Leo Zhang	Sai Kumar Yerubandi
Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Sai Kumar Yerubandi	Danielle Williams	Danielle Williams
Danielle Williams	Bobby Booker	Bobby Booker	Bobby Booker	Bobby Booker	Bobby Booker	Bobby Booker
Bobby Booker	Bobby Booker	Rory Moore	Rory Moore	Vimal Madhavan	Rory Moore	Rory Moore
Rory Moore	Rory Moore	Ramesh Naidu	Rodolfo Hansen	Elianne Oei	Vimal Madhavan	Elianne Oei
Sergio Ribeiro	Tobias Berens	Stephen Lombardi	David Prenc	Peter Bruemmer	Maa Hesh	Kerry Pierson Good Living
Seann Cook	Bill Den Hackett	Bill Den Hackett	Bill Den Hackett	Bill Den Hackett	Bill Den Hackett	Bill Den Hackett
Patrick Monroe	Patrick Monroe	Patrick Monroe	Sergio Ribeiro	Tiru Mangalarapu	Tiru Mangalarapu	Tiru Mangalarapu
Ryan Zynger	Ryan Zynger	Ryan Zynger	Ryan Zynger	Ryan Zynger	Thoraya Zedan	Gary Fruchtman
Sergio Ribeiro	Tobias Berens	Patrick Haro	Thoraya Zedan	Vimal Madhavan	Vimal Madhavan	Sergio Ribeiro
Tobias Berens	Vimal Madhavan	Tobias Berens	Robert Garcia	Sergio Ribeiro	Peter Bruemmer	Michael Somers
Vimal Madhavan	Robert Garcia	Jessica Avila	Linda Fraser	Rodolfo Hansen	Stephen Lombardi	David Prenc
Jessica Avila	Peter Bruemmer	Steve Stratton	Jessica Avila	Steve Stratton	Linda Fraser	David Prenc
Tony Mauk	Dolph Van Ittersum	Aditya Pratapa	Seann Cook	Vimal Madhavan	Frank De Maeyer	Vimal Madhavan
Frank De Maeyer	Samuel Wein	Frank De Maeyer	Samuel Wein	Samuel Wein	Brian Lora	Rishabh Swarnkar
Frank De Maeyer	Mayra Alvarez	Frank De Maeyer	Seann Cook	Samuel Wein	Samuel Wein	Frank De Maeyer
Samuel Wein	Adam R. Carmack	Hailey Mastin	Hailey Mastin	Abigail Saenz	Rishabh Swarnkar	Tony Belford
Tony Belford	Tony Belford	Tony Belford	Tony Belford	Tony Belford	Alin Daniel Ferenczi	Seann Cook
Brian Lora	Toby Allen	Brian Lora	Jon A. Ravenholt	Adquena Faine	Adquena Faine	Dylan Oxford
Dylan Oxford	Jon A. Ravenholt	Ivan Lendner	Jurgis Lečas	Jurgis Lečas	Jon A. Ravenholt	David Bongiorno
David Bongiorno	Adquena Faine	David Bongiorno	David Bongiorno	Jurgis Lečas	Jon A. Ravenholt	Ivan Lendner
David Bongiorno	Jon A. Ravenholt	Jody Geistweidt	Jon A. Ravenholt	Jody Geistweidt	Dylan Oxford	Valentin Renault
Jody Geistweidt	Dylan Oxford	Thoraya Zedan	Sergio Ribeiro	Jon A. Ravenholt	Dylan Oxford	Vimal Madhavan
Jody Geistweidt	Tobias Berens	Tobias Berens	Steve Stratton	Steve Stratton	David Bongiorno	Sharon Harris
Dylan Oxford	Jurgis Lečas	Aaron Swenson	Seann Cook	Jody Geistweidt	Sharon Harris	Jody Geistweidt
Sharon Harris	Jon A. Ravenholt	Scott Krauss	Jody Geistweidt	Elianne Oei	Dylan Oxford	Peter Bruemmer
Steve Stratton	Billy Mantegna	Robert Garcia	David Prenc	Vimal Madhavan	Animesh Tambi	David Prenc
David Prenc	Linda Fraser	Sharon Harris	Lubica Hanacek	David Bongiorno	Vimal Madhavan	Ivan Lendner
Jon A. Ravenholt	Tony Mauk	Maa Hesh	Ricky VanFossen	Vimal Madhavan	Vimal Madhavan	Hailey Mastin
Seann Cook	Rodolfo Hansen	Vimal Madhavan	Rodolfo Hansen	Jody Geistweidt	Tony Mauk	Hailey Mastin
Brian Lora	Stephan Ashe	Hailey Mastin	Mayra Alvarez	Rishabh Swarnkar	Scott Krauss	Gary Fruchtman
Patrick Haro	Elianne Oei	Michael Somers	Steve Stratton	Stephen Lombardi	Stephen Lombardi	Animesh Tambi
Stephen Lombardi	Rodolfo Hansen	Vimal Madhavan	Rodolfo Hansen	Stephen Lombardi	Animesh Tambi	Alin Daniel Ferenczi
Lubica Hanacek	Linda Fraser	Ken Kistner	Linda Fraser	Dolph Van Ittersum	Tony Mauk	Ricky VanFossen
Vimal Madhavan	Jurgis Lečas	Lubica Hanacek	Billy Mantegna	Jurgis Lečas	Adam R. Carmack	Ricky VanFossen
Aaron Swenson	Hailey Mastin	Brian Lora	Ramesh Naidu	Patrick Haro	Elianne Oei	Scott Krauss
Elianne Oei	Adquena Faine	Kerry Pierson Good Living	Vimal Madhavan	Vimal Madhavan	Kerry Pierson Good Living	Kerry Pierson Good Living
Ken Kistner	Valentin Renault	Valentin Renault	Verron Headley	Kerry Pierson Good Living	Ken Kistner	Ken Kistner
Valentin Renault	Valentin Renault	Kerry Pierson Good Living	Jurgis Lečas	Maa Hesh	Tony Mauk	Aditya Pratapa
Alin Daniel Ferenczi	Alin Daniel Ferenczi	Adam R. Carmack	Mayra Alvarez	Ramesh Naidu	Gary Fruchtman	Gary Fruchtman
Gary Fruchtman	Michael Somers	Peter Bruemmer	Peter Bruemmer	Vimal Madhavan	Vimal Madhavan	Vimal Madhavan
Verron Headley	Valentin Renault	Verron Headley	Billy Mantegna	Tony Mauk	Aditya Pratapa	Aaron Swenson
Aaron Swenson	Alin Daniel Ferenczi	Alin Daniel Ferenczi	Aaron Swenson	Aaron Swenson	Brian Lora	Abigail Saenz
Stephan Ashe	Abigail Saenz	Stephan Ashe	Toby Allen	Toby Allen	Scott Krauss	Ramesh Naidu
Gary Fruchtman	Patrick Haro	Elianne Oei	Thoraya Zedan	Sergio Ribeiro	Michael Somers	Tobias Berens
Peter Bruemmer	Stephen Lombardi	Robert Garcia	Rodolfo Hansen	Steve Stratton	Animesh Tambi	Jessica Avila
David Prenc	Linda Fraser	Lubica Hanacek	Ken Kistner	Dolph Van Ittersum	Kerry Pierson Good Living	Billy Mantegna
Tony Mauk	Vimal Madhavan	Ricky VanFossen	Aditya Pratapa	Maa Hesh	Adam R. Carmack	Aaron Swenson
Alin Daniel Ferenczi	Hailey Mastin	Seann Cook	Mayra Alvarez	Rishabh Swarnkar	Brian Lora	Abigail Saenz
Stephan Ashe	Toby Allen	John Butterfield	John Butterfield	John Butterfield	John Butterfield	Jonathan Parra
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jason Adams	Jason Adams	Jason Adams	Jason Adams
Jason Adams	Jason Adams	Catherine Creed	Catherine Creed	Catherine Creed	Catherine Creed	Catherine Creed
Catherine Creed	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Teresa L Whitney	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Jonathan Parra	Jonathan Parra	Teresa L Whitney	Teresa L Whitney	Teresa L Whitney	Teresa L Whitney
Teresa L Whitney	Teresa L Whitney	Christopher Zusin	Christopher Zusin	Christopher Zusin	Christopher Zusin	Christopher Zusin
Christopher Zusin	Christopher Zusin	Jonathan Parra	Jonathan Parra	Jonathan Parra	Glory Tshokama	Glory Tshokama
Glory Tshokama	Glory Tshokama	Glory Tshokama	Glory Tshokama	Glory Tshokama	Glory Tshokama	Jonathan Parra
Jonathan Parra	Jonathan Parra	Roman Prager	Roman Prager	Roman Prager	Roman Prager	Roman Prager
Roman Prager	Roman Prager	Jonathan Parra	Jonathan Parra	Jason G Croft	Jason G Croft	Jason G Croft
Jason G Croft	Jason G Croft	Jason G Croft	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Mical Salmonson	Mical Salmonson	Mical Salmonson
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Jason G Croft	Jason G Croft	Jason G Croft	Jason G Croft	Jason G Croft	Jason G Croft
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra	Jonathan Parra
Jonathan Parra	Mical Salmonson	Mical Salmonson	Mical Salmonson	Mical Salmonson	Jason G Croft	Jason G Croft
Jason G Croft	Jason G Croft	Jason G Croft	Stefan Kalb	Amir Nathoo	David Knight	Diana Thai
Jonathan Parra	Jonathan Parra	Jerry Jones	Rishabh Danga	Chang Zou	Aditya Deore	Alexandre DUPUY
Stephan Meyers	Vinh Su	Luke Mertens	Chukwudi N. Ilanu	Nathaniel Chapman	R Glendy	Cezar Cristian Andrei
Cezar Cristian Andrei	Imtiaz Shams	Hung Jen Hung	Thomas A. Mc Leod, Jr	Thomas A. Mc Leod, Jr	Ray Wilson	Luther Pearson
Natasha Green	Jason Junge	Jason Junge	Wayne King	Reed Stockman	Sanjiv Soman	Don Smith
Roberto Diaz	Meg Massie Craig	Lenalea Christenson	Maribel LARIOS	Maribel LARIOS	Elizabeth Smolgovsky	Taaha Waseem
Elena Martinez	David Stanley	David Stanley	Kyle Thompson	Neil Gakr	Alexander Daskalov	Carlos Robles-Shanahan
Stephen Petzinger	Elizabeth Cardona	Wendy Boucher	Daniel Jones	Nelida Pangiling	Michael Walker	Danilo Torres
Gabriel Garcia	Crystal Morrison	Steve Chokanis	Steve Chokanis	Adam Ditcher	Adam Ditcher	Eric Palumbo
Thea Deming	Josh Nickell	Frederick A Browne	Frederick A Browne	Jeff Shaffer	Max Vallejo	Paul Byrne
Jamie Johnson	Jon Woldstad	Hillard Harrison	Bedford Palmer II	Vladimir Calugaru	Angel Colon	Bri Thesizzle Beldon
Bogdan Furst	Bogdan Furst	Kim Keating	Kim Keating	Chris Ayres	Philip Bernick	Robin Rounds
Jason Brown	Nikita Ryachev	Christopher Green	Christopher Green	Adrian Lowe	Traci A. Kimball	Shazia Mohammed
MJ Santistevan	Alex Vorobovich	Alex Vorobovich	Joseph Pearce	Constance Bonners	Melody Schoenfeld	Terrance Cohen
Sola Osinoiki	Sola Osinoiki	Vinod Palan	Jordan Johnson	Jay Wilson	Mark Woods	Mark Woods
Phil V	Diego Pérez-Cotapos	Diego Pérez-Cotapos	Tony Feeth	Lyne Dumnets	Laura Beth Taylor	Shannon Lumley
Shannon Lumley	Alfred Fraser	Felipe Lopes	Alan Miller	Alan Miller	Khurram M	Khurram M
Ted Mauro	Ted Mauro	D KS	D KS	Kevin Smith	Gloria Shekoni	Trey Best
Pat O'Connell	Pat O'Connell	Curt Chambers	Adrian Genesir	Adrian Genesir	Nic Byron	John Michael James
John Michael James	Cathy Quillin Krajenke	Binu R	Binu R	Anthony Burdi	Anthony Burdi	Christoforos Palaiologos
Chris Dunbar	Chris Dunbar	Nikki Hunter	Nikki Hunter	Raymond Fengenburg	Jon C. Young	Sarah Higgins
Sarah Higgins	Gordon M Carter	Ken Muller	Joseph Caveness	Austin Markland	Jesse M. Bernal	Loc Dao
Suraj Manappally	Jake Frankenfield	Eric Bennett	Nikki Batanes	Nikki Batanes	Brian Williams	Brian Williams

Troy Mutulo	Brendan McNelly	Brendan McNelly	Fabrice Lacambre	Dinh Long Pham	Dinh Long Pham	Mari Jo Olsen
Ty Durgess	Josh Zimmerman	Fawan Kumar	Massimo Frezza	Fazil Hashim	Poerzse Norbert	Christina Metzger
B. Holland	D. Holland	Cindy Hease	Cindy Hease	Kiffany Tie Hodges	Dion Childers	Dion Childers
Jan Pedersen	Jeanette Bailey	Jeanette Bailey	Marcus Cammiller	Jenny Howell	Jenny Howell	Nizar Bhojani
Leo Liberman	Miguel A Olmos	Santiago Elaschev	Michael Snead	Ryan Ross	Drew Carr	Knox Jones
Knox Jones	Charles Haynie	Bryan Smith	Bryan Smith	Antonio Nieto De Lleño	Antonio Nieto De Lleño	Joseph Toshitugu Smouse
Javier Manzano	Javier Manzano	Leanne Martin	Leanne Martin	Thomas Walker	Jeff Downs	Rehaze Shafee Sediker
David Tomeson	David Tomeson	Anthony Harborsead	Hitesh Raiyaguru	Charles Norman	Lee AbLasi	Lee Aubasi
Zach Hudson	Zach Hudson	Alberto Cruz	Ehren Wells	Ehren Wells	Mohammed Oufettole	Mohammed Oufettole
Erin Noxon	Larry Adenegbe	Larry Adenegbe	Vitalii Bendure	Charla Hooks	Charla Hooks	Jesse Havoc
Jesse Havoc	John Raffin	John Raffin	Johan Hakansson	Chibueze Okorie	Chibueze Okorie	Adam Ash
Adam Ash	Carl Karen Green	Carl Karen Green	Qing Yu	Oz Marchant	Mark YMark	Mark YMark
Alejandro Fernández Cer...	Alejandro Fernández Cer...	Johanna Hirota	Matt Goldberg	Christine Olson	Christine Olson	Vanessa J
Steve Andrews	Ada Chang	Ada Chang	Héctor Casillas	Héctor Casillas	Emanuel Vile Ferrero	Emanuel Vile Ferrero
Jim Nealon	Michele Walsh	Dilip Melave	Ryan F	Sergio Berov	Jared LaRock	Jared LaRock
Mark Pilgrim	Mark Pilgrim	Jen Thomer	Karen W	Karen W	Marvin Sharp	Michael Fang
Melvin Andrews	Antonio Moura	Diogo Melo De Carvalho	Diogo Melo De Carvalho	Roderick Harrer	Perry Mason	Perry Mason
Jake Heyka	Jake Heyka	Ranan Sokoloff	Ranan Sokoloff	Wanjee Kims	Wanjee Kims	Yasmaine Ford
Yasmaine Ford	John Mulhall	John Mulhall	Marc Echeveste	Marc Echeveste	Bradley Humble	Michael Brombacher
Fakhri Guniar	Fakhri Guniar	Sam Lit	Giacomo Dori	Sandra Myers	Sean Robinson	Sean Robinson
Scott Newton	Alif Khan	J.R. Coleman	Karny Kulisz-Rodgers	Loree M. Sample	Patrick Spear	Patrick Spear
M James	M James	Nicole Calabrese	Kevin Marsh	Laseeya Little	Kameya Coleman	Kameya Coleman
Anthony Shanik Mapp	Anthony Shanik Mapp	Lissette Santana	Tashmarie Smith	Tashmarie Smith	Sean Hanna	Sean Hanna
Latoya Johnson	Jeremy Mah Weye Shawn	Denise McKendal	Panda Babies	Hafez Capita	Arney Sawant	Regina Luckey
Jerry Kreis	Mathew Bergenstock	Leon Kilbert	Nick Monot	Arthur R Garofalo	Tim Cederman-Haysom	Jay McCarthy
Joshua Langsam	Kayla Bruzzese	Abelardo V Lacano	Raul Gonzalez	Dean Perry	Duane Gabriel	Gordon Bowman
Mark Weissman	Morris Gelman	David Zhou	John Cruickshank	Oswald Jones	Lily Limusanno	Sankar Muthukrishnan
Md Piam	Sharlee Cretors	Ricardo Montoya	Mohammed S Rais	Kabe Roeshan	David Viba	David Dressman
Rainer Filthaut	Pravin NARWANKAR	Stephen Cannon	Neel Menaged	Richard Fite	Art Garofalo	Hui Peng
Michael Metz	Door Heng Fui	David Dressman	Michael Wassong	David Spitz	Kevin Koons	Stanislav Rozenblet
Mark L. Brock	Walter Tucker	Robert E Larson	Carlos Argilagos	David Williams	Peter Yanchyshyn	Girish Amin
Michal Haltuf	Mendell G. Crosby	Girish Amin	Gopa Mohapatra	Joseph Quickle	Rainer Filthaut	Raj Thiyagarajan
Jeffrey Gross	Rainer Filthaut	Jeremy Hinman	Craig Friedman	Kim A Lewis	Charles Hollstein	Girish Amin
Timothy W Fisher	Brian Hopkins	Henry H Hague, III	Mitchell Farrell	Samarth Beri	Chester Sappington	Joon K Kim
Joseph F Jezior	Ia Laczynski	David A Burnie	Shakeel Khan Ansari	Niveen Tadros	David Hahm	Stephen Robinson
James Croke	Dai MANARANG	Evan Blaustein	Matthew Leung	Rainer Filthaut	Brian Sweeney	Bradford Trull
Walter Tucker	Phong Nguyen	Sanjeev Kumar GOSWAMI	Gregory Connor	Sheryl Heffernan	Judith Mueller	Hyrum Gillespie
Victor Lam	Erik W Cheng	Eric Schubert	Bradford Trull	Phid-Onwuzuriko	Kumar Jensen	Jeffry Bernstein
Stephen William WALLS	Ivan Elsby	Oliver Roy Reed	Jonathan Chorwe	Jim Leffow	Gary Hooper	Gregory K Plombeck
Timothy Bernier	Tammy Takacs	Cole Dorgan	Joshua J Kastner	Kalaaswaran Jayakal mu...	Tom Williams	Loryn Higgins
Nathan Royer	Kimberly A. Kalman	Alex Kean	Preston Zimmardo	Jeffery Munsell Cooper	Timothy Dickens	Allison Reaves
Alan Campbell	Suzanne Rogers-Lipsey	Jim Jensen	Brian Sweeney	Alfred Mbwembwe	Michael Robustelli	Miguel D Wayne Charles
Dan Daugherty	Mike Roussel	Daniel Anastos	Johnathon Marshall Taylor	Geoffrey Lordi	Kent Armstrong	Wayne Berry
Hira Vishwakarme	Ricardo Silva	Saad Douhmouch	Robert Paul Rose	Lori Nye	Averri Sinkshous Peterson...	Phid Onwuzurike
George Adkins	Robert H. Lewis	Adimchi Onyenadum	Thomas Schultz	Keseya Yerra	Kenn Darling	Jackson Lucas Sales De L...
Ashley Nash	Srinivas Palavarapu	Johnny Reese	Chris Paterno	Tyler Gilmore	Stefan Stobbe	Paul Zhu
Samuele.T. Rokocakau	Belinda Quach	Joe Overdorf	Michael Kurres	James Oxley	Matthieu Moredei	Matthew Bilodeau
Stefan Seidel	Steven M Holowicki	Regina Reardon	Joseph William Palese	Dusty Hass	James Garner	Alan Heinze
Michael Hall	Brian Lemon	David Muller	Roshan Joshi	Dibakar Ghosh	Thomas Mills	Dave Costenaro
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Douglas Harrison	Stephen Andrew Hearn	Kevin Fucile	Bernardice Scraps McCune	Scott Alan Harwick	Chris D. Busick	James MacDonald
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Martin Royalton-Kisch	Roy Henry Jr	Hellen Moitri	Croci Land Holdings, LLC	Darren Estes	The Abigenia Enterprises ...	Jack Fox
XI LIN	James NIGHTINGALE	Robert Lambert	Suzette Porneros	Tuan Anh Bui	William Pentler	Ashok Batra
Joseph Lafey	Rob Schaefer	John Frederick Adderholdt	Azeem Jacobs	Lauren Poppe	Michael Merriman	Luis D. Concepcion
Chinedum "Chin" Uguru	Jeffrey Rayman	Rainer Filthaut	Renee Nicholson	Basil WILLIAM	Ralph Cecere	Alfonso Lazaro
Telesphor Kamgaing	Nathan Kurce	S R	Amanda Mark	Mark Richter	Clay Elliot	Stan Lindenfeld
Olugbomiga Oladokun	Magdalena Reyes	Joe Ossei	Gary Huckabee	Karla Unger-Laffin	Herman Awai	Howard Foster
Vinamra Singhania	Roger GREGG	Sanjeev Kumar GOSWAMI	Ken Phillips	Jon Matthew Taylor	Patrick Whitfield	Lonnie F BALLARD
Fahad Badar	Roberta Hoya	James F Warren	Terry Foust	Phillip Carter	Gary Conklin	Robert E Lasher Jr
Marjonjer, LLC	Yousif Alsadra	Adam Matalon	Vijay Teja Pottinati	Adam Field	Kit S	Judy Vanalten
Brenton Crozier	Andrew Mueller	Danny Knee	Ron Lechman	Glenford Patterson	Clendon Ross	Kayode Axintola
Nicholes Levy	Marsha Weisss	George Mower	James Trent	Phillip Reilly	Leeanthony Markey Jenki...	Frank Barbieri
Wenbo Tao	Ravi Vytheeswaran	Crystal Malone	Lawrence Duke	Evan Bleustein	Bryan Leaphart	Dave Komer
Capresa C Wippich	Donald Rubobaso Bahizi	Vladan Lalic	Michael Rubin	Chris Connors	Krista S Hackler	Samantha Babineo
Rodrigo Franco	Justin Pisano	Dimiter Simov	Joanne Wescott	Mendell G. Crosby	Tong Kit Foong	Jim McFall
Whit Smith	Luke Rosedahl	Jameka Rogers	Timothy Belloto	Murat SAHNAZOGLU	Brian L White	J Marius
John Allison	Jeanine A Henry	Erikki Juntus	Michael Brody	Ilker Mahmutoglu	Randall Severson	Bala Ramachandran
Robert Miller	Cindi Darling	Edward Luci	Francis Aubuchon	Ruddy B. Salazar	Rasth Myers	Rick Staines
James J Davis	James Cavory	Jenus Kiong	Allan Bader	Robert LOSCH	Richard Shafranek	Corey Nichols
Daniel Morales	William Hall	Assaf Naveh	Allan Hoffman	Michael Isaacs	Eric Thorne	Shalom Raidminov
Fermin M Mondez	Jeffrey Fontenot	Bruce Harlow	James Freso	Alex Lubman	James W Bumb	Navneet Latawa
Mike Dorsey	Dennis Corbin	Aaron J Hillyer	Kevin Newell	Michal Tocorovic	Wolfgang Richter	Stephanie Makishima
Ahmad Aghar	Eric Liddle	Tom Wilsner	Navneet Latawa	Jovan SALA	Govindarajan Umakanthan	Hal Aaron Davis
Alfonso Diaz	Martin Royalton-Kisch	Rainer Filthaut	Shahbaa Hamad	Brian Heller	Steven Ramirez	Heath Gordon
Heath Gordon	Heath Gordon	Heath Gordon	Heath Gordon	Ashok Batra	Ashok Batra	Ashok Batra
Ray Roberts	Prasad Matti Rao	Stephanie Makishima	Cambus Williams	Noah Reese Gunter	Cornelius Sheridan	Ray Roberts
Alex Kean	Ray Roberts	Prasad Matti Rao	Kak Np	Mirce Alberastine	Brian Lemon	William Dess
Turel Karaman	Matt McGunagle	Cole Bahakel	Prosper Nwankpa	Robert Riedl	William Dennison II	Alan Rosenbaum
Prasad Matti Rao	Prasad Matti Rao	Stephanie Makishima	Stephanie Makishima	Stephanie Makishima	Cornelius Sheridan	Cambus Williams
Noah Reese Gunter	Cornelius Sheridan	Cornelius Sheridan	Aaron Conover	Aaron Conover	Aaron Conover	Aaron Conover
Aaron Conover	Michal Todorovic	Michal Todorovic	Michal Todorovic	Michal Todorovic	Michal Todorovic	Michal Todorovic
Cambus Williams	Cambus Williams	Cambus Williams	Noah Reese Gunter	Noah Reese Gunter	Noah Reese Gunter	Alex Kean
Salvador Morales	Salvador Morales	Salvador Morales	Salvador Morales	Salvador Morales	Edward Scribner	Edward Scribner
Edward Scribner	Alex Kean	William Dess	Prosper Nwankpa	Cole Bahakel	Matt McGunagle	Turel Karaman
William Dennison II	Alan Rosenbaum	Brian Lemon	Kak Np	Mirce Alberastine	Robert Riedl	Kenneth Van Rye
Kenneth Van Rye	Kenneth Van Rye	Kenneth Van Rye	Robert Riedl	Robert Riedl	Robert Riedl	William Dess
William Dess	Edward Hoyte	Edward Hoyte	Edward Hoyte	Edward Hoyte	Prosper Nwankpa	Prosper Nwankpa
Cole Bahakel	Cole Bahakel	James Dobbs	Michael J PRINCE	Matt McGunagle	Matt McGunagle	Matt McGunagle
Matt McGunagle	Turel Karaman	Turel Karaman	Turel Karaman	Kak Np	Kak Np	Kak Np
William Grubb	Michael J PRINCE	Thijs Houtenbos	William Dennison II	William Dennison II	William Dennison II	William Dennison II
William Dennison II	Thijs Houtenbos	William Grubb	Jordan Swoope	William Grubb	Alan Rosenbaum	Michael J PRINCE
James Dobbs	Mirce Alberastine	John Grosseclose	Meriwether Schas	John Grosseclose	Brian Lemon	Jordan Swoope
Kanishk Dugar	Meriwether Schas	Kanishk Dugar	Thijs Houtenbos	Mirce Alberastine	Meriwether Schas	Jordan Swoope
Jordan Swoope	Jordan Swoope	Meriwether Schas	John Grosseclose	Brian Lemon	Brian Lemon	John Grosseclose
Mirce Alberastine	Kanishk Dugar	John Grosseclose	Kanishk Dugar	Kanishk Dugar	Thijs Houtenbos	Jordan Swoope
William Grubb	Alan Rosenbaum	Michael J PRINCE	James Dobbs	Michael J PRINCE	Alan Rosenbaum	James Dobbs
Michael J PRINCE	Brian Lemon	Thijs Houtenbos	Thijs Houtenbos	James Dobbs	James Dobbs	John Grosseclose
Kak Np	Jordan Swoope	William Grubb	Thijs Houtenbos	Michael J PRINCE	Alan Rosenbaum	James Dobbs
Mirce Alberastine	Meriwether Schas	John Grosseclose	John J Gallagher	John J Gallagher	John J Gallagher	John J Gallagher
John J Gallagher	John J Gallagher	John J Gallagher	Stephen William WALLS	Stephen William WALLS	Stephen William WALLS	Stephen William WALLS
Stephen William WALLS	Stephen William WALLS	Stephen William WALLS	Stephen William WALLS	Eliezer SCHECHTER	Eliezer SCHECHTER	Eliezer SCHECHTER
Eliezer SCHECHTER	Eliezer SCHECHTER	Eliezer SCHECHTER	Eliezer SCHECHTER	Eliezer SCHECHTER	Eliezer SCHECHTER	Omorie Mckell
Omorie Mckell	Omorie Mckell	Omorie Mckell	Omorie Mckell	Omorie Mckell	Omorie Mckell	Omorie Mckell
Rainer Filthaut	Rainer Filthaut	Rainer Filthaut	Rainer Filthaut	Rainer Filthaut	Rainer Filthaut	Leeanthony Markey Jenki...
Leeanthony Markey Jenki...	Leeanthony Markey Jenki...	Leeanthony Markey Jenki...	Leeanthony Markey Jenki...	Tom Wilsner	Aaron J Hillyer	Alexander Donnelly
Alexander Donnelly	Jellen Mbith	Charles Hirbour	Eric So	Kevin McCormick	Giles Walger	Allan Hoffman
Edward Luci	Edward Luci	Carl Hills	Carl Hills	Paul Ivan Kato	Christian Heydor	Lewis Crow
Todd Klingbeil	Marleny Franco	Bennie L Hagans JR	Bennie L Hagans JR	Adam Gomes	Adam Gomes	David Dilday
David M Walker	David M Walker	Deb Ketz	Deb Ketz	Mark Palmer	Wade Block	Wade Block
Jiri Menas	Cody Thornton	Cody Thornton	Roger GREGG	Roger GREGG	Michael Shendi Zhang	Gerald A. Hahn
Gerald A. Hahn	Elizabeth Hightower	Elizabeth Hightower	John Derardi	Esther Engelhard	Esther Engelhard	Maher Alfa
Sey Ping, Lim	Sey Ping, Lim	Leland Montgomery	Sjur Hoftun	Paul H Ritterman	William Clembo	Dennie Reynolds
Jacob Meyer	James J. Palletto	Michael Abbott	Jerel Novick	Jordan Bennett	William Vreeland	Chase Kauf
Jonathan Cox	Sebastian Clausnitzer	Samir Vanza	Adrian Weisensee	Egenio De Aguero	Ric Leeds	Joel Solomon
Julia Dennett	Michael Segal	Asad Husain	Michael Mansfield	Andrew Zimmerman	Singularity Holdings	Asad Husain
Jose M Vidal	Michael Segal	Brian Leshinger	Pravaen Paritosh	Terence Teruya	Abraham N. Brassler	Thomas Dikeman
Brian Leshinger	Kent W Cox	Elizabeth Mills	Rakesh Mehta	Charles Basbas	James Atherton	Yury Makushin
Samuel Schwartz	William Sullivan	Mariko Tokito	James Gray	Michael Lehner	Andrew Zimmerman	Rebecca Virtue
Santosh Reddy	Edward Shin	Lloyd Feller	Allan Surbo	Michael Kelly	Sean Fitzgerald	Stephen M. Nosek
William Johander	John T. Riecker	Eliot Goldberg	Tony Wong	David Womer	Marc Sandoval	James Kelley
Jacob Meyer	Brian Leshinger	Jason Zien	John T. Riecker	Lando Der Sarkisian	Michael Kelly	James Gray
Tom Montgomery	Amkidit Afable	Charles Basbas	Mandar Mirashi	Eric Satz	Michael Golden	William Golden
Ronald Swartz	Sean Livingston	Michael Gidwal	Richard Bjelland	Michael Allman	Phil Apostolou	Mitchell Barack
Alec McNayr	Daniel Perez	Sean Casey	Brian Goold	Fabricio Miranda	Terence Cowman	Chin Yong Chin
Carl Monzel	Derek Hyden	James Bailer	John Kyne	Michael J Bueker	Travis Giver	Jon Katzur
Dan Acler	Mangesh Gupte	Oleg Kozhukhovskiy	Kyriacos Skevas	Phil Turturici	George Gartseff	Humberto Avila
Donald J Woodyard	Mark Taylor	David Fortune	Simon Zioore	Jim von Eiff	David Christensen	Max Destow
Nam Nguyen	Marc Yannaco	Cedric Florens	Jason Chalecki	Van Duc Nguyen	Brent Folman	Sherwood Neiss
Scott Nesbitt	Michael Delaney	Darrin Cohen	Steve Taylor	Edwin Wanner	Paul Nixon	Neil Benjamin
Donald F Glockner	Erik Taivola	Jonas Green	Peter Griffiths	Oscar Grandas	Giang La	Joe Robinson
James Williams	Ronald Ludwig	John T. Riecker	Sanjeev Munjal	Andrew Nordmeier	Michael Kelly	Aaron French
Dennis Merzen	Rahim Amidhozour	Angel Chen	Green Visor Capital LLC	Brendan Buckner	Hardeep Singh	James A. Terranova
James A. Terranova	Masroor Khan	Brian Wicrig	Robert Jacques	Menfredo Mazeriegos	Guan Zhao	Alexander Fry
Blair Sheppard	Marshall Hill	Anthony James Alarcon	Paresh G Vallabh	Danny Farra	Jared Gerstenblatt	Howard Taresnick
Clint Zeringue	Christopher Ward	Carlos Salas Porras Soule	David Christensen	James J LeKachman	Greg Merritt	Cori Heyes
Jije John	Carl Zhou	Rajneesh Mahra	Thaddeus Onwuka	Brandon Ellsworth	Michael Johns	Paresh G Vallabh
Matthew Sargeant	Erik Taivola	Robert V. Castro	Steven Chang	Antti Pohjonen	Roger M Bean	David Stockwel
Jesus Aguilar	Connor Whitman	Vikash Kumar	Walter Rowntree	Eduardo Herrera	Anthony G Quadros Sr	Vinay Shah
Mark Schroeder	Arthur Malvani	George West	Steve Drupsko	Meng Wu	Joseph Ellis	Mohammed Sarhan
Alexandros Washburn	Ryan Jones	Stephanie B.	Christopher Blad	David Cohen	Richard J Patriss	Sai Sethuram
Mary Ellen Scullard	Charles Lawrence	Paul Simpson	John Kupferschmid	Paul Nicholson	Trent Cookeley	Michal Stoppa
Rick Schiebinger	Marc Carney	David Lundgren	Ed Roberts	Evan Shlotmitz	John Brooks	Joe Iowi
Aubrey Chernick	Aubrey Chernick	Aubrey Chernick	Brennan Hay	De Zhang	Max Bastow	John Patrick
Elaine Hsu	Jay Dias	Aaron Drabkin	Carl Russo	Erik Tatarlis	David Christensen	Frank Segler
Ramon Baghernejad	Abraham Hochlitz	Raul DaSilva	David Christensen	James Sanford	Mel Dyer	Robert V. Castro
Giany Lai	Neville George	Andrew Zimmerman	Patrick J Perron	Julie Butler	Timothy Chiu	Viktor Szathmary
Thaddeus Onwuka	Corbyn Larson	Patty Rodriguez	Jones Green	Aaron Patrick	Sara Hanks	Robert Hampton
Carl Zhou	Bryan Jendretzke	Daniel Chang	Brent D. Staton, MD	Alexander PAVOLL	Charles Hardesty	Louis Deryl
Erik Schneider	Ali Chunara	Jesse Spears	Christopher Eggert	Jerrold J Cole	Marc Stephen Johannes	Dennis Eckard
Sylvester Arcaro	Lynnport Richards	Pablo Smiraglia	Kevin Richardson	John B Drew	Paul Roberts	Craig Shapiro
Nick Petek	David Troxel	Justin L Cashman	Katherine Henriksson	Christopher D. Lee	Dharmesh Kumar	Christopher Todd Payne
Ronald Meyers	Alan Sue	Quan Zhao	Timothy Jones	Tim Hofer	Jim Palmieri	Carolyn Stewart Houston
Suleman Chery	Jeff Park	Dan TRAN	Vladimir Bojcev	Patricia Fromer	Carlos Bianchi	Vindi Sedev
Thomas Guiet	Matthew Ray	Adam Docchin	Patrick Parker	Shannon Trochesset	Alexander Winter	Ken BRENNAN
Richard Bielland	Chris Gerdell	Jack R. Milliken	Jason Leramie	Christopher Duke	Alec McNayr	Thembile Mtwa
Juliette Metzger	Madhava J Reddy	Alexander Fry	Alex Kozinski	Curtis G. Fee	Brian Cirilloo	Samuel Nwanze
Amrita Alcorra	Jason Ingber	Max Bastow	Vinay S	Anand Vijay	Brian Doyle	Tim Coy
Damon Christopher LADS...	Daniel Beck	D Hung	Yuchen Liu	Harry Cohan	James Johnson	Long Kwei
John Lee	CHRISTOPHER CARLE	Sriker Veeraredny	Rajneesh Mehta	Katherine Henriksson	David Christensen	Erica Stanojevic
John A Gaucher	Thomas DePasquale	Nirupa Keskar	Armand Cossio	Daniel Parrow	Rick Reinitsek	Johann Liewienen
Mark Everingham Jr	Andrew Zimmerman	Paul Bickerton	Ian Davison	Vitaliy Kushnerov	Daniel Ikeda	Holly Miller
Michael Kelly	Peter Obesso	David Troxell	Thor Welander	Ramesh Meddipoti	Akshat Jain	Sharon Dutton
Sarah Zhou	John Sandmeier	Ramon Gonzalez	Gordon Bennett	Lancet Ahmed	Michael Weaver	Patrick Parker
Yathindran LINGAM-NAT...	Uma Boddati	Jim Palmien	Colette Flack	Howard Sun	Daniel Walz	Jim Burgin
Daryl Campbell	Lance Stodghill	Thomas Cheshire	Max Bastow	Kenny Kristianto	Parry Nickerson	Hye Su Han
Jonathon Holt	Sean Harrington	Kevin Oh	Baylan Jennings	James Blue	Robert Selby	Vijay KUMAR
Sean Hong	Steve Chen	Peter Baltus	Justin Zelenka	Jono Shorrock	Brandon Ellsworth	John Prestidge
Timothy Baxter	Jeffrey Park	Kenneth George Skinner	Yvette Reyes	Rick Kiley	Bill Maloney	Rod Miller
Vikki Hodgkins-Deeers	Nicholas Lovejoy	Peter Stoehr	John Kaye	Marco Frabotta	Mark Gimbel	Rupinder Kaur
Brandon Olson	Paul Sundelson	Maxim Fedotov	Marilyn Monter	Moy Ngai Seeman	Suchai Gumtrontip	David Burgess
Martin Nwosu	Ethan Israel	Bryant Salcedo	Richard J Rosebery	Jason Manske	Giorgio Fino	Robert Sacks
Alex Kozinski	Venkata Krishna Chaitany...	Erik Schnaider	Scott Lavalle	Peter Carbon	Ryan Ley	David Warshaw
Charles Basbas	Aleksander Markovic	Mehdi Khan	Prasad V KATTA	Nasir Zubairi	Satondji Goutchoeco	Paul Kuenne
Daniel Robert Bensinghon	Robert Miller	Mike Methioudakis	Ashish Shetty	David E Durant	Cynthia Watts	Marvin McCreary
Delwantrai Mistry	Derek Kramer	Michael Mansfield	Michael Mansfield	Michael Mansfield	Brad Soucek	Jabak Yoosefpour
Rodney Philip Sevene	Hari Dahal	Olga Milman	Andrew Homer	Angie Skelly	Srini Kottakota	Mark Rogers
Martin Nwosu	Brenton Mathew Bersin	Natalee McIntyre	Tatiyana Curo	Will L Brogdon	Noel El Khatib	Joseph P Crotty
Lawrence Copeland III	Albert Lardizabal	Hongshi Xu	G Andrew Espinosa	Ethan Arnold	Thomas Keraya	John William Polomny
Thomas Sterling	Mike Wicnar	Jeff Uken	Matt Pallakoff	Peter Halman	Joshua Friedman	Narendra Tulsy Dindiyal
Danielle Keller	Adam Rotter	Jason Charter	Michael A Horowitz	Heidi Gifford	Duc Cong Danh Luong	James Jenkins
Fyo Aloysius EKANEM	Chamindra Delhousse	Shane Loidolt	Elmer Garcia	Suhail Patel	Kent Mein	Manuel Eiras Casal
James Martin	Mahiar Mehbodbian	Jason Saubert	Dinesh Patel	Kenneth Warnack	Stan West	Clayton Howard Smith
Carolyn Murphy	Gerardo Cantu	Jennifer Smith	Jeff Park	Sundeep Singh Ahuja	Liam Simmons	Jason Raines
Gina M Hendershot	Brian Lalement	Ficus Teah	Peretz Shapiro	Vernon Baines	Phanindra Yarlagadda	Joel Newman
Narendra Duddela	Randy Herbertson	Phyllis Lamker	Richard Harlan	Catherine M Doane	Harish POTTA	Tom Colgan
Dave Asbe	Eric Hess	Lloyd Jacob	David Sandgren	Michael Washinsky	Lac Lu	Patrick Williams
Sahibjit Kataria	Marin Perez	Yogendra Kumar Patel	Lei Cong	Christopher Gulliver	Matthew E Granle	Joseph E. Boucher
Robert Scrivener Jr	Justin Urmen	Sheldon E AUSTIN	Annessa Dowell	Douglas Geasvig	Tawanda Gumbo	Ney Hayashi Da Cruz
Rachael Green	Dean Huysamen	Alex Garren	Lee Szam	Jeffrey M Griffin	William Redmann	Havell Rodrigues
David Bradford	Guido Mosca	Sheldon Cohn	Thornton E Mountford	Sajo Comfort	Peter Costello	Cary Simmons
J Mc	Jorge Lanza	Shelly Chin	Ronald A King	Deborah Crockett	Frank C DeGuire	Alex Dean
Vickie RAPP	David Cohen	Kevin Cuosso	Katherine Francis	Scott Aderhold	James Holbach	Scott Ettor
Moshe Rosenfeld	Chadon Woods	Brian Kleiner	Edmund L Mudge, IV	Joseph Michael Taylor	Adrian Wilcox	Rohit Sud
Jitse van Der Molen	Elijah Clarke	Matthew Barzowskas	Casey D	Adiana Abudia	Mj Abraham	Lamisha Jones
Fang Zhou	Rodney Cartee	Sarah DeSimas	Rohit Mali	Jesse Townsend	John Signorino	Bryan Edgington
Stephen Seporito	Nicholas Rogers	Nathan Kondo	Jody Tafoya	Hugo Rodrigues	Jeremy Piasecki	Kevin Welch
Karl Vance	Jonah Peake	Viet Phan	Edward Peats	Simone Zerzi	Patrick G Kiely	Prateek Mittal
Ju Park	Mikko Jarvenpaa	Stuart Wylie	John Bridgen	Rachaun Gillispie	Fernando Martin Vallejo	Alina Cutick
Jagdish Tailor	Philip Mauger	Cletus Nelson	Rocky MOREAU	Peter Chrustowski	William H Dodgen	Praveen Surapaneni
Ram Manikarnika	Sarthak Sahu	Spencer Pozzer	Jerome Carrel	Michael Mankos	Nicolas Ugawa	Jeff Pasek
Cecilia Gomez	Tiffany Blvins	Doug Case	John Urquidi	Scott Mace	Matthew Beckman	Seifuddin Majeed
Hasana Gurudevadatta	Alan Fraze	Max KIEJDAN	Maurine Bigaud	Devon Roberts	Joseph Purcella	Stephen Taylor
Frank Stoczko	Jared P Aumen	Artil Leo	Ashlie Perry	Han Yip	Henry Sisoletsky	Evan Rosenfeld
Joseph P MANI	Joaquin Aguilar	Arup Chakraborti	Scot Black	Joshua E Morey	James Orr	Vishal Patel
Michael Phelan	Peter Dexter	José Calderon	Brad Thorson	Jeff Randell	Mandar Ambekar	Jason Caine
Mani Sharma	Michael Bartuska	Morris A Branch	Danielle Logue	Johnny Adams	James Vowell	Eric Williams
Nora White	Jay Mitchell	Jeremy Hirsch	Abhinav AGARWAL	Michael Myatovich	Joseph Wherry	David Scher
Corey Eagles	Brian Hogan	Esteban Benito Olivieri	Nathan MARINO	Michael Peter Bahra	Marty Krouse	Ronald Van Der Velden
Michael DeLaMater	Russell Cohen Hoffing	Gordian Botelho	Quinesha Baldwin	Raymond Barrett	Rohit Goyal	John Yaskis
Stephen Strung	Serena Mazor	Dan Revel	Nathaniel Engle	Amar Singh	Max Bastow	Mubarak Mustafa
Keith Lawrence Havard	Symone Cingham	Colleen Wilson	Steve L Lawson	Geogy Philip	James Jung	Aimee Frizell
Dan K Wolfe	Christine Nielepko	Dmitry Cozman	Randy Carver	Matt Latona	Kenneth Alan Jackson, Jr	Ronald Warless
Raul Leon	Dameko Rowe	Kade Keith	Heather Reed	Michael Inbodon	Gregg Robertson	Soumya Krishnan Nair
Vishal Arya	Adriana Reddith	David SNOTES	Daniel Miller	Cortez Davis	Alec Smith	Faustina Iroha
Michele Zilli	Shahid Hussain	Francesca Jean-Pierre	David Fitz	Andreas Hoertl	Jakub Marecek	Matt McKirstry
Guenadi Jilevski	Nikita Gurin	Jeremy Soister	Omar Shammas	Steven Rychetnik	Edward Butler	Michael Oginni
Andy King Him Kwok	Tousic ASUNRAMU	Rajendra Pandey	David Cornwell	Tae Sun Choe	William J Callagher	Kurt Leestancer
Kirk Redmond	Devin Lucas	Cullen McDonald	Joseph Scott	Zachary Potvin	Sandeep Karmacharya	Scott Haralson
Julie HouseOfWow	Cristian Crisan	Tom J McKeone	James P Turley	John Gerard Simons	Parth Patel	Angelos Siarza
Claudette Scranton	Kevin Meinecke	Brian Bishop	Jerome Hannon	Julian Savino	Martin Orlowski	Crijnos Pieter Sprinkhuizen
Angelo Romero	Marc Carroll Rige	Daniel Sarna	Jerry Sanchez	Luojian Chen	Jenner Bird	Hj Jr. & Cynthia Duhart
Robert Anderson	Kaylah GILBERT-DUHART	William Johnson, IV	Elias Jimenez	Suzanne Riffel	Gregory Miller	Lenin Mangoha
Brendan Swadis	Wendy Bellanton	Alston Lundgren	Elizabeth Wichman	Kenneth Kuykendall	Chrisant Pulse	Jeffrey Joy
Matteo Gello	Tanya Taylor-Thornhil	Cj Emanuels	Nallis Fallon	Clare Fuesl aw	Kris Bennett	Monte S Rosie Singleterry...
Joshua J Pike	Blaise Dittmer	Kareem Rosenthal	Robert Leastrup	Petr Smirnov	Aaron King	Joseph Zeppia
Devin Morgan	Dave Cowen	Joedeyeya Senders	Ravneet Bhandari	Peter Garcia	Kyle Thomas	Curtis Reed II
Mike Grubbs	Paul Rohr	Naphar Ristey	Louis Stephane Loba Lob...	Ricardo de Barros	William Posagate	Lilly Harnett
May Wong	Nicole Ciambor	Jun Hong Pua	Steve Bussell	Eric Voll	Robert D Nock	Craig Luis
Jeffrey Kraynak	Jerry M Watson	Mark Hassan Hutchison-G...	Christopher Pau	Abdallah Collison-Coffie	Willie Buggs	Ryan PRESCOD
Bryan Edelman	Jimmy We	Arif Gazi	Nicolas Murat	Greta Terabocchia	Kevin Wisniewski	Marc Lambert
William DAntuono	Vinh Truong	Feisel Beyan	Adine K HILL	Arjun Mahadevan	Rand Setlich	W Kim Culich
Luke O Nwizu	Brian Gibson	Anthony Cetelino	Walter Heas	Brent Roberts	Justin Pierce	Juan Sebastian Gomez
Donald Leck Jr	Erin Zeier	Sendre Caesar	Nathaniel Harrison	Brandon Massaro	Kyle Menabb	Trevor Whittingham
Andrew Corn	Zack Van Prooyen	Jason Rigby	Joseph Sticha	Eric Schreiber	Luis Daniel Orozco	Bilal Dodard
Noah Hirt	James Zeisweiss	Jeff Popple	Justin Scorza	Patrick Luberus	Anthony Frey	Melvin Harrison
David Clark	Patrick R. Finnan	Ittiara MENACHERY	Dean Dierks	Ramesh Gummadavelli	Hiroshi Abe	Victor Bronkhorst
Johnitta Clemons	Nicholas Anderson	June Kim	Shaniece Lucas	Karl Essoh Lette	Maria Bethlehem Pal-laya	David Botsford
Shaun Savage	Runel Delva	Michael J McGaoy	Johnny Kooy	Haim Nisri	Duane Chaney	Gregory Seman

Duane J. Stamper	Prashanth Srikanthan	James Martella	Christopher Smeder	Donald L Savage	Rafael Gonzalez Alonso	Randall McCarley
Wayne Sung	Ervin R Broxton Jr	Joseph Veya	Kieran Lenahan	Adam Anderson	Annabelle D. Enriquez	James Gibeaut
Leroy Noriege	Ignatius Jackson	Jeron Glasgow	Jacob Atwell	Brad Cassiday	Bhesh Mainali	Hao Wang
Abdelkader Benkreira	Angelo Ingoharro	Nathan Hoernke	Richard H Brehm	Ramen Sundararajan	Dennys Antunish	Travis Rathbone
N F	Barry Wirata	Frantz Petitfrere	Leo Chan	Greg Wright	Dushime Thierry Uwitonze	Robert Clifton
Lyra Hewins	Kevin J Dwyer	Stacy Burnett	Morgan Li	Leo Roseland	Robert Jacobson	Joseph Gilberto
Alexandria Jones	Dhruv Mehra	Richard Atiha	Ryan Fey	Kevin Lindah	Bryan Hartman	Michael Teske
Ricardo Macias	Robert Paul Meier	Mark Beamer	Lynn Francis	Susan Barnes	Christopher Gresham	Thomas Falard
Joseph Ivankey	Yohan Loupy	Shelby Thuruthumel I	Chedwyck Cobo	Adam Martin	Joseph Anthony Puccio	Aaron Knight
Natasha Scott	Ben Malisow	Bibin Cherian	Greg Brown	Paul Honson	Krishna K Edururi	Dhiren Patel
Tamika Christopher	Mark Fleischer	Nicholas Francisci	William Corry	Jorge Briceno	Chad Mascari	Cik Liv
Loretha Pannix	Cheryl Brigham	Michael Devoney	Dennis Price	Nick Perrasault	Robert Shields	Sam Stowers
Christopher Conte	Genera Hunter	Marcus Villarreal	Lance Shaffer	Will Cielo	Moises Arturo Cervantes ...	Peter Sedarcs
Ronald Burris	Manthan Narendkumar Ga	Georgia Chronos-Stingle	Cynthia Brinkman	Michael John Vlieg	Victor Olawo	Helom Berhane
Thomas Nichols	Mark White	Peter Lareia	Anthony Fiegel	Lauren Stock	David Kendall	Deepak Kumar Balasubra...
Nixon Augustin	Clifford J Sells	Chad Kilm	Qian Wang	Amelie Peyneault	Jose Mendoza	Brian Woods
Shaul K	Kishore Anjaneyulu	Michael Mariani	Yanislav MADZHAROV	Anthony Delcourt	Poonam Seluja	Jingna Zhao
Edward Olivas	Abdullah Elsayed	Jignesh Vavadiya	Björn Nykvist	Benjamin Metzger	Ryane Acalin	Ajay C
Steven Popovic	van Der Heyden Stephen	Omar Fahad Bin SHEETAN	Michael Achatz	Rubén Vol mit ana	Jimmie Cox	Torris Crayton
Ruslan Bers	Justin Hartsfield	Sherif Assaf	Benjamin McCurdy	David Andrew Combs	Ghassan Shams	Timo Hahn
Filipe Feerally	Ronald Finch	Nicholas Finn	Dante Ne	Meenu Soon	Kim Wilberg	Venancia V Magnusen
Oliver Foxon	William Sher	Casandra Kennedy	Renato Brocco	Chen Shaojie	Talal R ALSALMI	Erik Johnson
Angela Reynolds	Jukka Matti Karnu	Lizza Sarangi	Kyle Wong	Raymond Wu	Molapo Mlambo	Nnaemeka Onyeakusi
Venu Menon	David Lucas	Jonathan Garrido	Keith Hanson	Ryan Tasson	Kevin Deck	Mason Gallik
Jonathan Stout	Caitrin Stancring	Richard Ward	Miles Jackson	Patrick Laight	Corentin Peyreblanques	Gabriel Verly Ferreira
Alexander Bouffard	Jeff Hodges	Alan Roitsch	Tracy S Carr	Sandesh Jadhav	Michael Schwalbach	Equisloure Gabriel
Steve Morris	Jeremy Lorenz	Daniel Furfari	Kevin Ramnaraine	Yann Leroy	Will Craig	James Charleston II
Arnold Weitzman	Jane Carroll	Wesley Cary	Vincent Dorneval	Marin M Tee Jr	Rémy Lourme	Austin Pollock
Fr X	Michael Moreland	Paritosh Mehta	James Denny	Marty D. Monroe	Virgilio Yabut	Umakant Yadav
Michael Sale	Matthew Almand	Mark Herburg	Brian Murphy	Josef Menasche	Richard Isaak	Neil Peltier
Christopher L Smith	Taj Jefferson	Peter Emmons	Christine Stone	Jessica Boyd	Hamid Boughazi	Ryan A Trupin
Patrick Mcreynolds	Paul Hureau	Jaime Alberto Gomez ME...	Catherine Adewoye	Rebecca Cohen	Slim Zouar	Matthias Merel
Irma Robles	Macaulay Ivory	Antonio San Martin	Elizabeth Meyer	David Tjalsma	Clement Ho	Pietro Cavallaro
Ron Acnar	Torsten Mauser	Rachael Angstadt	Debra Malandiez	Rahana Sultana	Curtis Callaway	James Martin
Henry Wyatt MOORE	Albert Scott Moreau	Aaron Patrick	Chris Grey	Jennifer Dyck-Sprout	Jason Bryant	Manickam Aravagiri
Amit Dorf	Jim Worthy	Connie Leale	Douglas E Michel	Mark Secchia	Justin Frazier	Sophia Haque
Tobias B	Michael Yaldezian	Carole Corbin	Daniel Hernandez	Julien Mumet	Mark Tinsey	Rahul Goswami
Lingo Leung	Clare Lelley	Catie Lelley	Andrea Rizzo	Bret Thomas PECORARO	Andrew D Park	Eric Wagoner
Silvana Del Popolo	Mandela Dixon	Xian Ke	Eileen Sukumaran	Ron Parsons	Meysam Persepour	Grigorios Zachariadis
Randy Zaatri	Kenneth Wayne Spencer	Thomas Lohr	Spagnoli FABIO	Ron Nelson	Nader El Kakoun	Kenneth Ehrhart
George Le	Valentin Gablanov	Mounir Fassouane	Jacqueline Wong	Emmanuella Adriye	Albert Linnah	Roderick Rischer
Jaime Cantarovici	Nicolas WEINBERG	Efrain Alejandro Yepes	Mark Bailleaux	Darren Bongardt	Ezra Rabkin	Cesar Hernandez
Michael Dillon	Shanique Rischer	Lucas Holl	Vlad Sandu	Chris Noonan	Demetra Rischer Jackson	Frankie Mouzon
Senli Gorson	Vincent Mech	Bruce Dogart	Roberto Feng Cheng	Roberto Feng Cheng	Tracey Pirrie	Nicolas RAGUENES
Robert Gemmill	Sandy Haas	Michelle Murphy	Roselie OMALLEY	Michael Adams	Vivian Lee	Ryan Fulmer
Chirag Patel	George Lu	Josh Colonda	Chris Zotti	Taipei Dlomini	Chan Longsavath	Anthony Conosconti
Jibreel Davis	Vera Woodson	Jonathan Morris	Brian Jacques	Daniel Sutter Melzer	Angel Lucena	Bruce Nadreau
Trelatte Doe-Williams	Romano Zampierollo	Efren Batres	James M Pendergraph	Sindhu Lakshmanan	Trenton Jeffrey Breithaupt	Jason A Brown
Bryan GARDNER	Gillian Talwar	Peter Markarian	Steven Sawicki	Gaylord Fines	Crystal Huang	Jason DeVinney
Eric Mollison	Jose Galdamez	Jeremy Aryee	Ivan Cardenas Bernal	Brandon Hazelton	Naveen Kumar Manjunatha	Deborah S Colby
Aditya Mehta	Fidelis Doh	Jesse M Micander	Shinsuke Ikeda	Dennis Hendricks	Benyomin Richmond	Daphne Slater-Yemofio
Withney Ilse St Rivel	Timothy E Locklear	Julien D'AGOSTINO	Prince Kumar	Loizeau Thomas	Xander Paul De Jong	Marc Habriel
Manoj Kunchala	Victoire Mukamuyi	Eugene Mc Elroy	Brandie 'Froyo' Mannon	Roberto Contreras	Michael Turner	Dan James
Joseph Anthony	Ephraim Simon	Markus Schindler	Stacy D	Donovan Holdings, LLC	Anup Gautam	Will Honeycutt
Kirk Coco	Shantal Gobin	Jordan Gaspard	Elliott Berg	Al McWhirr	Kelsey Lehnich	Ryan Cummings
Scott Christenson	Shane Foster	Matthews Nyakia Malebana	Donald FEDERSPIEL	John Schmidt	Yvette Goularte	Thomas J Hedrick
Sheri Harbison	Gheorghe Dobra	John J Longaway	David Chen	Albert De Mereuil	Zachary Lickteig	Ryan Kaplan
Aidan MacCuish	Yusuf AKINBADE	Hanno Schmidt-Gothan	Courtney Reno	Arthur Sevestre	Maxime Burnin	James Coleman
Tam Kernaborte	Rakesh Amarnani	Christopher Sica	Brosseau Kévin	Steven Lu	Matthew Bissonnette	Girish Oli
Kelly Coleman	Kevin K. Owney	John Carbone	Nicole Justa	Craig Devenport	Christina Culbert	Brittany Robinson
Michael Boyer	Joy L	Christopher Anthony Kim	Henry Okeke	Eric Weigold	Sean Clayton	Felix Vayssieres
Marc Dasmidt	Chhadara Sok	Ryan Moor	Richard Young	Charles Bringe	Bhavani Vemulapalli	Ben Wells
Hudson Horn	Garth Bauman	Matthew Sumpter	Hendrik Laube	Morten Hasebeck-Brinck	Marlon Edgard Ngbali Bemi	Charles Hogue
Brian Hogan	Vondaleah Deane	Joseph Purcell	Keith Andrew	Andreas Strache	Joshua Fuhs	Richard Hagopian
Vera Demchenko	Richard Moore	John Horn	Marc Brewster	Joseph F WILLIAMS	Robert Turner	Jeremiah Wiser
Matthew Carter	Chaitanya Jani	Richard Debiak	John Vukelich	Fx Coffineres	Denise Robillard	Jason Chelecki
Timothy Jones	Thelma Maxine Cook	Andrew Shipton	Gabrielle Moiss	Galen Reiser	Kishorsinh Gohil	William Beinorink
Robert C Holland	Mario L Kobylt	George M Ouchi	Richard Molen	John M. Dowd	Marco Frabotta	John Litz
Mark Dennis Van Cleave	Ray Riechert	Midhat Qidwai	Cassandra Davis	Steve Kwak	Ty Davidson	Jeffry Sandoval
David Luca	Leslie W Winne	Alexandre Kerhervé	Brock Brown	Kenneth Klain	Kevin Cook	Edward Kuhrt
Randall Reall	Stephen Lee Gross	Michael A Gross	Aron Morgan	Diana Ciontea	Trond Erik Austevoll	Humberto Avila
Sam Perkins	John M Thomas	Christopher Gillidy	James Hayes	Mark Widdicombe	Hashim Bharoocha	Mary TOMORI
Steven Anderson	Keith Nation	Dave Frederick	Samantha Soetaert	Gavin Richard Trinder-Sm...	Donoval Young	Candice Curtis
Chen Yo	Ted COOPERSMITH	Jeff Liu	Tim Coy	Ozan Coy	Herman B Roberson JR	Adrian Reif
Eric Birnbaum	Michael Pietrykowski	John Baskey	Robert Neary	Michael A. Piemal	Gary Slawitschka	Terry Tanu
Nathan Marcotte	Janine Esdanel	J E Harris	Jennifer Baachy	Donald Stanley Rascento	Michiel Holley	Christian Villalba
Guilherme Yazbek	Badereddeen Abulaban	Roman P MATSUMOTO	Thomas Braun	Lucy Wu	Paul Schouten	William Staley
Rogelio Toledo	Benedetg Cajacob	Bernadette Drumm	Stefan Grasmann	Anne Oshman	Mirembe Reed	Michael Malloy
Koh Jong KENG	Peter HUDAK	Barbara Remedios	Jonathan D Gilbert	Frédéric LAMMIN	Bob Sainsbury	Benjamin Lenz
Justin Dick	Cary Dorr	James Barclay	Ricardo VILFORT	Isaiah Fomunyam	Phillip Robertson	David McFarland
Zhiyen Tan	Justin Hensley	Arteria Woods-Doles	Yinka Afolabi	Jerrold J Cole	Michael Chapman	Prabu Komarave
Ian Fraser	Stephen Forcey	Lynford Schrock	Michelle Nicolai	John Burr	Rick Hall	Eckenschwiller Mathieu
Syed Waqas Hassan	Jeffery Martin	Patty Rodriguez	Keonte Hendricks	David Danielson	Lawrence PENNEY	Eric King
Karen Man	Kirdanno O Foster	Salvatore Pepe	Joseph Brocking	Nardeo Pnoran	Emma Jane Watson	Raul Aldrete Jr
Andrew Stoecker	Maria Nicolaou	R. Thorne	Cary Boers	Hee Yew Yii	Daniel Erlanger	Natacha Lebrun
Ramesh Ramlakhan	Alvin Hoover	Arcangelo DiSPirito	Walter T Moore	Cécile Guibert Ndoki	David Stone	Richard Day
Jeff Hembrock	Robert Donsall	Eric Ingram	Brian Augenstein	Connor Murch	Mary Silva	Roland Dilley
Richard Greene	Charles Kirk	Brent Burke	Shane Pabst	John Attoberry	Evangelos Katradis	Christina Azahar
Candace Cobb	Jerry Vickers	William Ripoc	Aryelle Young	Christian M Carrico	Edouard Foupa	Dape Ledija
Martin Rinab	Darshy MEHTA	Barry Maylor	Alexis Kerroux	Gingi Lhordee	Jonathan Wallace	Constance Washburn
Janet Kay Herring	William Marks	Anthony Giordano	Danissen Montas	Lamont Brown	Matthew Millar	John Kobe
Carol A Smoke	Chidozianma Ngoka	Tushar Patel	Amit Shukla	Albert Zhang	Joseph Ricci	Joselito C Fabios
Marcella Sandiford	Besar Say	Shane Weiderman	David Alfred	John Miller	Cliff Beltier	Ryan Wong
William Thomas	Jordan Johnson	Clive Harold Abbott	Richard Schadt	Stephen Helmin	Michael Lee	Ranjeet Reddy Kotha
David Tabor	Mordechai Breatross	Anilkumar N Pai	David Merrill	Anthony Saldin	Amitesh Arora	Paresh G Vallabh
Lowell BROOKE	Jasmeen Sra	Jeff Plotkin	Sarath Chandra Kumar Ja...	Aurora Rodriguez	Theodore Obrien	Yee Seng Toh
Gabriel Mosley	Martin Wagner	Hollie Culler	Steven J Brzezinski	Stella Lobo	Andrew Spears	Marianida D Concepcion
Walter PISARY	Mick Cheshire	ANSHU VAJPAYEE	Ruben Tadmor	John Hart	Rosa Lopez	Paulette Jones
Kathy D. RICH	Peter Lucero	Nelson Scoville	Daniel Shaline	Melissa Palmer	Michael Gazda	Ivan T Nieves
David Ruiz Fernandez	Adrian M	Astrid Scholz	Corinne ANDRIEU	Colleen Bauer	Christopher Jon Felhauer	Adam Ghalamani
Tara Rose-Davis	Jarvis C. Kolen, Sr.	Christophe Oliveira	Richard	Kenneth Son	Evan Louis Stewart	Marshall Howe
Walter R Creasey Jr	Keith Eich	Martha Kapaye	Mark Cremley	Jose A Geipi	Chad Curtin	Fletcher Zone
Ronald Otey	Toney O Falkner	David Rose	Tarek Shaath	Kirk Lively	Vot Doz	Ernest Isominger
William Harner	Jim Belizaire	Johnson Oluwatosin Olu...	Anthony Smith	PEIWEI WU	John Michael Rogan	Boris Sobolev
Taylor Matheson	Bryan Trost	Emmanuel Poupa	Maya Hill	Max Delamieva	Jan Wieronski	Peter Banns
A L A H Lisman	S E	Sherri Reinschmidt	Jaime Olmsted	Jacqueline Hayes	James Scheinberg	Kiliang Lin
Zachary Weston	Aleister Tarek Javas Mraz	Mauro Valls	Hiten Patel	Kenny Kristianto	Chad Johnson	Billy J Linsley
Tanner Beck	Cary W Player	Raymond Nuenke	Alex Lukevenkau	James Poole	Thillai K KUMARAN	Tanget Adrien
Keith Wong	Kevin Joseph	Mark Schroeder	Dennis Cavaille	Gregory Pugh	Matt Cooper	Joshua Taddeo
Roy Stinson	Natasha Tamontini	Kwame Rashad Creswell	Julie Wong	Randall Gilliam	Robert Aikins	Aaron Aab
Nathan Wachholz	Jawad Ahsan	Jay Patel	Philip Kelner	Omar URIARTE	Vartan VARTANIANS	Robby Junior Smith
Peng LIANG	Bruce Nadreau	Randall John Baldorado	Faly Ranaivoson	Liling Tan	Efren Yan	Cenk Anoz
Jason E Sonntag	Peter Keuring Reuncable	Kyle Baumgartner	Yohann Georges	James Wheeler	Josselind Kristalla	George Braun
Brian Thomson	Rick Barra	Jacob Jedryszek	Jamie Lacey	Shimon Burger	Sherwood Neiss	James Weber
Michael WILLIAMS	Glen Cardinal	Josh Barr	Michael Wicks	Joshua Larrabee	Brad Martone	Ali Bazzi
Niranjan Kavitkar	Deidre Someah	Ty Allen	Victoria Lerner	Krystle Epum	Harshad Patel	Scott Lenker
Erskine Rogers	Jimmy Hoye	Paul Eisenkramer Revoca...	Holly Miller	Regina Toney	Paul Harris	Harold Corpuz
Ronan Joseph Rodriguez	Jayson Seaver	Robert Wessel	Arie Bano	Margaret Evancho Revoc...	Darren Cullen	Matthew C Erwin
Wayne Pitter	Edward Kelley	Michael Martinez	Vyas Dake	Mark Molckovsky	Nandor Ersek-Obadovics	Kevin Williamson
Diane Spengler	Geoffrey McNeil	Tony Tang	Yi Zhang	Melody Hawkins-Coleman	Stephen Maurice Samaan	Joseph Pinkerton
Michael Raevsky	Sankalp Agarwal	Matthew Chapman	Jason Powell	Minh Chi Nguyen	Mark Diaz	Eric Sze Hnai Quon-Lee
Jamal Narcisse	Hong Xie	Enrique Neves Martin	Rudra Peram	Arcangelo Ercole	Marc Oliver Hafeli	Blockchain Investor Grou...
David F McCarthy	Greg Gompers	Ginachukwu Amah	Gael Hyppolite	Kris Dobo	James Howard Williams	Richard Secillon
Derek G Webster	Evrim Taskiran	Julien Lauron	Terry Emmons	Weston Ricks	Tara Bradley	Joel Brown
Patricio Cuenca	Nicole Sunderland	Charlie Rhodes	Mungai Njoroge	Janet Go	Vinoy VISATTI	Zefren Edior
Paul Lee	Justin Lui	Don Henry Robinson	David Katralis	Cory Donovan	Paul David Steele	Jonathan Kau
Anthony "Gino" Genaro	Joshua Morris	Reginald Bellamy	Fernando Soriano	Julie Whipps	Beth Wey	Jessica Kristine
Glenn F Burger	Giacomo Marini	Tyler Bolt	Sanjay Pinnock	Matthieu Francois Achard	Ashanti Marie Norris	Marie Fernandes
Kelly A MITCHELL	Craig Swenson	Anthony Kozop	Mark Schoning	Mohamed Jabbar	Grant Quail	Aileen Taylor
Jodi Crowley	Steven Van Zeeland	Joanne P Moss	Kevin Scott Miller	Farzana Kabir	Wesner Romulus	Jeanne Perry
Dok Kwon	Eric Patterson	Pamela K. Ames	Alexander Zaodach	Spencer Smith	Timothy RANSON	William Jacobsen
Julie Covert	Uplift Forever	Annette Barger	Thaddeus Onwuka	Mark Bookhout	Amron Hozory	Bon Koo
Yuan Chang	Irk Tycho az	Nicolas Antonio Alonso L...	Carlos Thiago De Souza A...	nore ya2	Vikram Srinivas	David Osborn
James Wachholz	Frank Cerrha	Michael Townsend	Sue Jaye Johnson	Jeffrey Allen Blackwell	John David Bausch, Jr	Phat Nguyen
Jeffrey Kagan	Terrance Turnage	Thomas Sew	Concha Von Wald	Jason Repchak	Dee Brogan	Walt H
James Moorman	Henry C Jorgenson	Manuel J Perez JR	John Pollard	Marie Uys	Leticia SosaRivera	Brian Slaughter
Natalie Michel	La Shandra Paul	Stephen Giordano	John Walter Turman	Kiesha Harris	Ed Lew	Daniel Baxter
Tory Jenson	Michael NAREA	Phillip K GORIAN	James Incledon Jr	CM Soltero	Andrew Looco	John R Duggar
Peter Verven	Keashawn Artis	Allan Marcum	Aleksey Levites	Adam Wood	Genava Stein	Larry Nelson
Adam Olarn	Adam French	John Paddock	Niclas Ståhlberg	Richard Norgard	James Bellafaulla	Woo Jeong Kim
Lisa Dalton	Philip Piere	Branden Legg	Sam Norris	Charles Knudsen	Michele Romelus	Aaron Perez
Peter A James	Rajbir S Khinda	Todd Stockwell	Brandon Reese	Dereje Abebe	Fredelina Garcia	Ramzi Belfquira
Christophe Cornuejols	Andrew Stockglausner	Chad Dahlstrom	Richard Eddy	Russ Perry	Johnson Jones	Robert Coke Ems
Kyle McCormick	Kofi Jones	Amarjit Pannu	Robyn Fredricks	Faith Wiggins	Alma T Grace	Cristian Dan Pirnog
Nathan Matthews	Patricia Davis-Griffin	Denis Freund	Gerald Magid	Dane Williams	Raul Araujo	Scott Braun
May Ya Peon	Terry King	Jeffrey Wells	Fredrick Jenkins	Kelley Leanne Jamison	Avirbop Nag	Miriam Goldberg
Debora Clare	Melissa Givvines	Eric C Beatty	Kara Burney	Rodrigo Delgado Aguilar	Jose Santiago	Will Wilkes
Pamela Campbell	Michael L Fanisko	Joe Mueller	Kavinayan Sivakumar	Cody Patterson	Ekzonna Moore	Maurice Bortz
Jennifer Hogan	Linda McBride	Bradley Jones	Lela Elliott	Margaret A McGREGOR	Roarke Van Brunt	Natalie Brooks-Huey
J. Seon	Chris Ryerson	Linda Cobarruvias	Dave Rudd	Min Yee Lai	M J Drusoe	Jason Casey
Elliot Fisher	Rontorio M Porter	Peter A Marikis	Robert Owens	Wayne Epps	Pamela Wojner	Kim Lisa Taylor
Chen Xiong	Cesar Valencia	Sherrie Collazo	Adam Gorlovsky-Schepp	Cassondra Estrella-Roco	Kristen Foery	Kojo Ahiakpa
Anthony Fogleman	Daniel Mitchell	Abbey VANNOY	William Karr	Ko Iracer	Amy L Schwartz	Erik Waters
Love Srivastava	Richard J Roderick	Aura Morrey	Austin Collett	Mike Tesa	David Schaffels	Robert Amster
Christopher A Brushett	Ronald Wendell McFarlan	Chetanya Jain	Angelica Webster	Samuel Kwok	Monserrat Kadr	Gabriel Ginorio
Casey Wyner	Sandlee D'Angelico	David De Koster	Bobby Evans	Hooman Motahari	Mark A Herzfeld	Tanmay Jain
Kathleen Scanlon	Demien Repucci	Everest Liu	Mike Bearman	Stephan Tornier	Tylor Froese	Shaheen Khatieb
Pierre WALKER	M S	Joe Fernicola	László Barrucz	Johan Smit	Senthilkumar BALASUND...	Howard Kohn
Kalisha Brown	Noah DeDeo	Scott BUCKIUS	Scott Kettke	Elijah Erny	Fred Veltman	Bruce Witmer
David Myers	Francisco Sauceda Jr	Paula Gordon	Lois Stern	Richard D Freeman	I. Nehisi	Alexander Drew
Mary Ann Allison	Shirley I Cook	Eleanor Fisher-Hundley	Robert Lewis	Tim Donkers	Stephane Tran	Pooja Sachdeva
Bryan Noel	Pouria Saberi	Abe Kmerovic	R. Desmond Earle	Lisa R Nichols	Patrizia Glassa	Jason Dearing
Stephen McNamee	Gina Wellette	James P Musterd	Neil Loebner	Joshua Sidwell	Oluwaseyi un Popoola	Kenneth Preisler
Christine M. Newton	S.R.F. Smith III	Marcel Vijfwinkel	Katherine A Monson	William Gustav Garrison ...	Karthikeyan Gopal	Levalle Washington
Annas Abecin	Vivek Suheg	Christian Bjerre Nielsen	Delores Smith-Johnson	Jorge Corra	Dennis Marzen	Muhamed Ali
Asher Weiss	Dhanasekaran Nagarajan	Robert Heilbrunn	Jeffrey Arnold	Mads Vestergaard Schmidt	Julime Seymour	Lorin Harris
Robert Judin	Paul Green	Robert Nuner	Yisroel Shain	Tim McCarthy-Smith	Rick Perdion	Randall A Homerly
David Anthony Ramos	Ivo Baltic	Nik A.	Jose Renato Haas Ornelas	Enock Charlotin	Larry Bluford Jr	Eugenia W Harris
Grace O'Neill	Mauricio Lovo	Bruce D Armstrong, DVM	Gugu Dean	David A Silva	Ryan Blakeley	Patricia Boyd
Sneh Baxi	Cristian Catalan	Ever Olano	Brian Thopsey	Hussain Awar	Laura Larsen-Strecker	Sai Renukunta
Jerome Cox	Yuliang Liu	Jason Hobbs	Robert G Waddell	Shujun Teng	Adebola Osofisan	Dwight Maxwell
Diógenes Brito	Damon Spencer	Frank Stewart	Marco Garcia	Sam Getchell	William Gray III	Harold Hollis
Linda Folumbo Weiss	Anas Lahbabi	Leniello Springfield	Edric To	Gordon Kolsch	Jason Monte	Matthew Sommer
Barbara Huddleston	Brett Dunson	Lisa A	Gue Abdellan	Jerry Cavill	Ayanna Martin	Bogdan Marian Bugheanu
Robert Marullo	Kamal Bitmouni	Robert Donati	Nona K. Cheeks	Joel Lashley	Brian Lester	Jose Obispo
Jara Johnsob	Brian Woody	Andrew Collins	Volker Bargmann	Kurt McFarland	Ruby Choi	Sushant Borse
Dennis Dabbs	Adamma Ihemeson	Rishu Bhatnagar	Johnny Mann	Steven Ballou	Michael Morris	Paul Isenbarger
Rajiv Vutukuri	Shanmuga Ramadoss	James Meuch	Gilbert Traub	Michele Strattor	David Samsutty	Brandon E BOYKIN
Anthony Franks	Carlos Hoyos	Raja Mallepeddi	Matthew Kruger	Anthony Brewer	Robinette Tiller	Debra Johnson
Ethan So	Shavay Vander	Wasim Alsaad	Mo G.	Paul Ransdell	John ROCKWELL	Ian McLane
Christopher P Ortega	Matthew Pearson	Nandilyn Williams	Barry Lee Jr	Praveen Kumar R Thimma...	Bruce Hogan	Richardson W Schell
Jeramyn Feucht	Cynthia Aboussleman	Casey Grimm	Ciaran Duggan	Ethan Kuner	William Parkhurst	Abbey Hudson
Nicole Danica Djuric	Joseph Acosta	Daniel Rodriguez	Mark Moennig	Mira Kozinski	Johanus Flores	Nick Desrosiers
David O'Brien	Grant Borman	Raymond Liang	Yijing Tan	Elisha Johnson	Brent McCown	Andrew Allan Davis
David A. Hardie	Corey Foster	Angela J Six	Cy Tidd	Bruce A. Chan	Tracie Stillinger	Soham Jeffrey Saha
Elene Storm	Timothy Hill	Darrell Rogers	Timothy Bishop	Jeff Wess Carpenter	Chris Van Atta	Emmett King Morris Jr
Tracy Tanaka	Francois Le	Stephen Swift	Sandra Lee Jones	Cyndi Ortiz Taylor	Aryeh Nielsen	Mark Shah
Fabiola Z Fontaine	Melissa Bacchus	Todd Youngblood	Stephen M Jacoves	Anthony D Cook	Christopher Fowler	Andrey Gorlin
Carlos Valerio	David W. Stroud	Zach Mosher	Byung Gon Yoo	Sumant Martin Devaraj	Janvon Exodus	Yue Yue CAO
Patricia McKenzie	Kishore Krishna	Jasmine Danial	Rodrigo Braun	Sean Pappalardo	Matthew Lafitte	Yuliana Miranda
Brian Bolotte	Hunter Wymar	Michael Kelly	Ben Tour	Cheske Spitzer	Mark Paul Santolucito	Jeremy M. Rivera
Subodh Chintalapudi	Miguel Ramos	Bill Hursley	Carlo Tiburg	Kevin Feguin	Chris Leu	Ricardo Beltran Gaitán
Akhilkumar Patel	John Delote	Chelsea Schreiber	Robert C Steere	Eileen De Favin	Joseph Dirkemeier	James Waggoner
Richard Schenkman	Tracy Cramer	Thomas Amico	Christine Kehler	Ray Binch	Melissa Mohamed	Bobby Silacher
Peter Ledor	Aji Dizon	Cathy Leinneweber	Joe Arnold	Chenise Whitehead	James Dewey	Michael PEASEL
Jason Ault	Charles R. Van Syke Jr.	Karim Elkholy	Kevin Berwald	Kara Svonavec	Wendell Yu	Abraham Araiza Tapia
Mark Burnworth	Ian Sweatman	Ali Syed	Mahesh Ramu	Steve Traduo	Michiel Kok	Steven Ganz
Ritam Debnath	Durwood G. Robinson	Stephen Siragusa	Jay Summet	Crystal Williamson	Blaine Brooks	Vance VOGEL
Preetha Vijayan	Storres Wells	Stephen H Quinn Jr	Phani Neelamraju	Michael C BAZAREWSKY	FIRAS Mansour N ALSA...	Julia A Deans
Reno J Reser	Sharon Jennings	Christopher C Cole	Shijin Kong	G. Spais	Kimaree Looney	Rodney Salvas
Raul Candelero	Rodney Schoemann	Raghu GANJAM	Gregory Harris	John Ramos	Norbert Niederhauser	Barbara Forsman
Dana Ana ce Felice	Dhairya Shah	Ted Apple	Adan Osman Adan	Raul Flores	Michelle Nolen	Lori Daubenspeck
Elgin Barrett	Renatta Fairbanks	Victor Smith	Franklin E. Powers, Jr.	Louis Mercurio	Bryan Guido Hassin	Jimmy Hawkins
Jaylee Tul	Urvashi Nagrani	Rosalind Vega	Gary Vaughan	A William Keller IV	Jeff Marrelin	Meredith Ashlock
Jamison Scheeres	Daniel Bejarano	David Smith	Annette M Lewis	Eric Stein	John Kadish	Raju Angan
Nicholas Kartos	John Aldridge Jr	Eric Walter Brehm	Obleton Perry	Chad Roth	Keith Holliday	Clark BULLINER
Michael Harness	William R Kenny	Jason D Mapes	Jason Foster	Lorenzo Cleary	Richard Menn	Kevin Madsen
Alex Sryatkov	Ramona Taylor	Anuj Patel	Peter Wozniak	Roderick Garvin	Robert Lacy	Ajay S Nair
William Duffield	Gregory Keith Hunter	Brian Woods	Anastasia Pleasant	Joe P	David L Ambrose	Gary Cooper
Dorcas King	Timothy R Gibbons	Gavin Hoopes	Adam Bauer	Alfredo De Leon	Harold Bray	Adie Henshaw
Tamara Powell	Bret Major	Mike Le	Kurtis Colletta	Peter Abromitis	Anshuman Rawat	Yeofi Mensah
Amit Makhecha	Dan Gundlach	Fatemeh Ghasemi	Bill Eversole	David Bonelli	Kevin A BERGERON	Verda Barthelemy
Matthew Sheehan	Asha Banks	Faheem Ahmed	Bijan J BORAH	Mark Zimmerman	Sailesh Peringatt	Brian Helgeson
Christopher Hebert	Stephanie K. Carrasco	Steven G. Anderson	Rob Seal	Dee Pittman	Dawn Johnson	Joseph Ritter
Kevin J Keefe	Frank William Richardson	Dani Habtom	David Howard	Roderick Ellis	Kathleen Abdelhalim	Matt Segedi
Isiah Loyd	Benjamin Strohmeyer	Angela Williams-Fort	Robert J Mecking	Karen Thomas	Joyce Gnelson	Rami Taha
Wade R Townsend	Richard Campbell	Ron Price	Wesley Kotcher	Daniel Rojas	Jeffrey Chan	Herman Molina
Jihua Ren	Paulo Buchuk	Shannon J Hager	Arjun Prabhu	Z H	Jonathan Meckes	Rose Duong
Walter M Skinner	Jason Kish	Perry Hilburn	Jonathan Glasser	Robert Cousins	Jose Estevez	Zeb Cleveland
Dave Triffo	Chris Jones	Demetrice Talley	Shamus Wheeler	Cheryl Ford	Christopher Kim	Matthew Fass
Pamela Nelson	Eric Gryn	Irvin Maddox	Vijay Ramisetti	Jordan Askins	Linda Mello	Sarah Critchlow
Clifton Dennett	Chibu Eric	Jacob Boggs	Rodney K Saxton	Richard Dobson	Ken Long	Nimesh Patel
Pt Scott	Phil Hayden	Denise Harden	Nhu Nguyen	Cornelia Shipley Searyman	Mark Mastrangelo	Thomas R Hally
Simon Tan	Andres Ferlito	Jeremy Johnson	Erik Hendrickson	Karl Mazeika	Renand Agenor	Ashley Judice
Michelle Alexander	Alicia Sarenac	Norton E Davis	Steven M Braun	Michele Heimerdinger	Michael Bonner	Monica Gibbs
Matt Pruitt	Hani Gohran	Lawrence Chong	Mike Benchimol	Aaron DiAntonio	Sue Xu	Linda D. Holmes
Ronald N Rutledge	Wei Liang Samuel Ching	Mary A. Hernandez	Nathan Evans	Lori L Greening	David Wippich	Andrea Rockett
Jose Ramos	Lauren Liberman	Carman T. Gaines	Nhi Nguyen	Todd Stiner	Michael R Hackett	Mark C Smith
Melinda Girard	Kim M Peterson	Lori Collier	Alfredo Rodriguez Diez	Aravind Ramamoorthy	Brian Choozian	Dawn Warren
Benjamin DySmith	Destinee Brock	Jyoti Shukla	Mark Buckley	Patricia Adams	Nathan Hildreth	Lingli Peng
Dipen Shah	Virginia Warkentin	Michael Kantor	Jiang Zhu	Rob Gelphman	Elizabeth Anyae	Mark Helmuth
Michael Campbell	Dharmendra Naik	Jeet Shahani	Adam Miller	Eric Henry	Lisa Ambrose	Jessica Dato
Annie Gyian	Thomas Hurd-Hamer	Dorothy Bautista Silvestre	Natalie Gillquist	Natasha Fable	Rocky Flores	Justus Min
Patrick Wagner	Leonydas Nakamichai	Kelly Erlanger	Chandran Baker	Tammy Ayers	Benedict Goah	Shane Simmons
Ali Hussain	Michael Chinen	Timothy C Taylor	Erin Huddleston	Sarah Hosea	Andrew Riley	Ananta Uprety
Paul Sims	Anthony Dallas	Susan Mc Guinness Getzi...	Spencer Jones	Noah Bourassa	Stephen Dreverman	Gabrielle Pringle
Nike Madas	Charline Heyward	Anthony D Todd	Ed Buckley	Michael Ramos	Paul Kochl	Michael Gricoski
Linda English	Kevin Douglas	Michael D Williamson	Vikram L	Jake Sigurdson	Tami Ficaraalli	Richard Kalinowski
Michael M Obiangwe	Daniel Duran	Drew Wilkinson	Christopher Queitzsch	Steve Seward	Crystal Booth	Malay Bansal
Leslie J Bixie	Laurie Breedlove	Alex Malorella	Sivashanker Thirichittam	Jacob Gilckstein	Sergey Vartanov	Matthew McCormick
Tena Brown	Joe Cox	Robert Resnick	Brendan Byrne	Thomas Schankler	Amarpal Singh	John Lim

John Dow	Caro Gamble	Ashley Rosick	Steve Smith	Billy Jordan	Terry Forde	Johannes Van Galen
Scott Francis	Jarod Jameson Tanner	Brannon Ketcham	Cameron Constant	Kevin Campbell	Gail Pyfrom	Aaron Pesco
Ming Tung Li	Cary McAdam	Michael Mutuc	Jonah Agpoon	Nima Vahidi	Keener Lee	Aaron Gillette
Stas Krichevsky	Brandi Goodson	Adam Doochin	Christianna De Tournay	Kim C Jennings	Jacob Esquenazi	Tung Vu
Jijo Sunny	Main Chang	Sadiq Greena	Brad McGowen	William T Davis-Watkins	Scott Simpson	Kopiraj Yoga
Cheryl Satterfield	Jeff Lewis	Nicholas Fabian	Oscar Vasquez	Zach Strouse	Emma Mallory	Roy Turnbull
Mathew Hunt	Alec Amaya	Jeff Hull	Samuel Waltz	Micheal Christelis	Bogdan Parvalan	Dennis Villaescusa
Prabhjot Bedi	Walid Ahmed	Danielle Guglielmino	Robert O'Leary	Michael Collins	Dan Todor	Ronald James Mills
Ali Siddiqui	Pieter Ellis	Maaike Dover	Maaike Dover	David Scharen	Elijah Etzioni	Christopher Lohse
Jean Bernard Escoufier	Samantha Spencer	Nicholas Kafra	Gary Peel	Kenneth Fox	Mindaugas Kojelis	Adam Wood
Stacie Boston	Christopher Davidson	Florian Bruhn	Shehab Hemad	Vimeux Hochberg	Per Daniel Sorensy	Erik Barraza
Hardeep Singh	Tommy van Den Heuvel	Leonard Manheim	Dan Fortier	Neil Kakkar	Nobuyuki Kashiwagi	Mike Hauge
Shanta Harrison	Illuminated Futures 401 K...	Karson Beez	Kristel Heemskerk	Adam Nacratowski	Annie Huynh	Brendon Friedman
Justin Ward	John M Straub	Alan Lee	Winston Texeira	Laurence Ion	Patrick Wollaver Sr	Susan Chen
Ryan Smith	Charles David Jones Jr	DeLora Radicolo	Clement Colgnac	John M Cameron	Danielle Hamilton	Jason Olaivar
Eric Summers	Krystal Marie Walthour	Manuel Mayor	Alexandros Ghiadis	Pamela Williams	Richard BECKER	Brian Oneschak
Furkan Saatcioglu	Howard Owen	Sobhan P Archakam	Swapnil Teleker	Bernadette Tillmon	Sebastien Cardessi	Michael Rooffener
Zandor Riley	Justin NOEL	Diane Robertson	Lenell Davis	Richard Hall	Benjamin Reyes	Irena Lobed
Hussein Mohamed	My Dung Do	Harry Diven	Sophie DeBow	William R Rueth III	Jo'nae Thomas	Shawn Tuckett
Jan Trichy	Shanika Davidson	Paul Russel	Joshua Haas	Rob Amon	Regina Dukes	Joanna Alejaga
Henry Simmons	Satchel Doyle Jr	Sean McLaren	Paramanader MOONESA...	Jesse Gerstin	De Linda Armstrong	Steven Carbone
Omar Easy	Gertrude Denk	Yetunde Junaid	Gerald Pirchmoser	Mireille Casseus Frederic	Denis Hiller	Adam Langley
Stuart Kintzinger	Cherice Carter	Khris Persaud	Kristy Gerosky	Matthew Coce	Rhonda F Green	Lawrence Fish
Roland Rodene	Kevin Werner	Melissa Chapman	Richard Drath	Nicolas W. Del Valle	Meredith Simpson	Cathy Wright-Daniels
Carsten Harth	Tobias Escho	Alexander Vinokur	Lorri Searcy	Eric Whaley	Antinita Coates	Alberto Jurado
Osvaldo Freire Fonseca	Dan Victor	Anthony J Buchong	Oumar Dieng	Edward J Crowley	Willie J Tucker	Bradley Gose
Robert Jackson	Reed Scull	Jerry Lee Culliton	Nicolas Edwards	Joshua B SAUNDERS	Casey Williams	Dale Collings
Robert G McRae	Ed Far	Mary Huisman	Rachel Theriot	Jordan Martelle	Beverly Blake	Jonathan Metais
Richard Thomas Carter	Christopher W Snapp	Dwight West	Robert And Carol Ann Cla	Terrill Lewis	Brent Murphy	Jonathan Penny
Greg Sepeda	Garrett McKay	Daniela Pregon	Zenaida Peralto	Ranan Harrigan	Tammy Tibbles	Laura A Hameed
Crisha Matthews	Jonathan Mandell	Tim Choi	David Wimmer	Shendra Dohley	Anita Coleman	Jeffrey James Todd
Robert Knox	Diederik Johannes Kruger	Gheorghe Doora	Venkata Krishna Chaitany...	David Martinelli	Ben Kolesar	Kenneth J Dachini
Tracey Samuel	Jacob Staszak	Maheshwaran Sadasivam	Donald Miller	Lynn Hayes	Scott Jacobsen	Justine Morffiah
Alvin Lau	Allendra Letsome	Robert Purnell	David Wong	Anthony Davis	Terry Hedgecoth	Audacity Fund
Juan De La Victoria Garci	Kiki Yaw Sarpong	Beryl Rapoport	Josue Rivera	Alisa Jackson	Scott Mcdoud	Eric Glidden
Binny Koshy	Robin Newton Jenkins	Chad M Wozniak	Amber Ventze	Henry Bisharat	Louis Baron	Russell Drumheller
Jason Burnett	Adam Duke	Kinyah Robbins-Harold	Burcu Colpan	Aaron Mocek	Alexander R Dubiessie	Aaron Phelps
Wilmot Kidd	Eric Pang	James Brown	Kim Hamilton	Rajeev Jain	Kirt Cornell	Jelle Den Burger
Stefan Fischer	Kathleen M Beebe	Jamila Daniel	Manuel Fernandes	Lourdes Curbelo	Alexander Sibley	Matthew Conner
Gret Crabtree	Jerome Anderson	Jeff Brimhall	Chi Hsuan Lu	Shlomi Sfadia	Saurabh Gajjar	Nina Teo
Matt Ciccone	Jim Lennane	Alvin Koh	Marguerita L Jeffries	Erika Stalling	Shawn Tewksbury	Jerilyn Veldet
Amber Buddar	Ryan Hanson	Christine Ashley	Ahmed Esbai	Thomas Sant	Brynna Christensen	Michael Sigsbury
Roger Barkley	Wenzin Du	Allyson Elianni Pineda Diaz	Jasmin Cantor	Spencer Bell	Louis Hampton	Jesse A Clapp
Bryan Andrew Stewart	Glen Crowder	Nageswararao Boyapati	Ava Yockey	Carla E Sisco	Abisayo Sadiqe	Jason Woods
Eero Pikat	Denita Ramsey	Lawrence William Lipman	Chad Kirlin	Sreekala Balasubramanian	Andrew EUBANKS	Michael Karageorge
Andrew Hammons	Joseph Becker	Patrick Miller	Nikolas Teo	Ajay Sharma	Trevor Robinson	Kshitij Bhatawdekar
Anya Emerson	Gary A Barone	Jules Keghie	Robert Freidson	Michael Dawkins	Tarun Sachdeva	Kody Tompkins
Lakshmi Nair	Benjamin Richter	Antonio DelAgil	Eric L Nessa	Matthew Burns	Bennett Amodio	Ali Thabet
Matilda Jarrett-Davis	T Tobe	Timothy Wayne Bender	Adam Metcalf	Joe DeShon	Lamont Bryan	Ardania Johnson
Jamie Gabriel	Daniel Graham	Kashif Siddiqui	Olaimoke Warritay	Kimberly Stanfield	Jeffrey Ruben Ayala	Jordan Rothstein
Adam Ibarra	Zemira Charles	Bharat Kumar Kondapalli	Shawn P DIKES	Mike Lazear	Paul Boney	Martin Johnson
Mark Shah	Roberto Monterroza	Dauuan Epps	Paul Tarasyuk	Andrew Sabel	Gloria McM	Mark Elam
Elliott McLaughlin	Nicholas White	Umair Ahmed	David T Rudolph	Xiaoheng Wang	Geoff Auerbach	Je Vetter
Nicolas Ho	Everett Lindsey	Judy Charles	Philipp Muggli	Randy Huff	Cody Bland	Jonathon Blackwell
Norman B. Davis	Bob Saintsing	Nichole Lockhart	David Bulka	Richard Jarisek	Robert Lazelle	Brian L Lux
Robert Kurczewski	Larry Taylor	Sener Korkusuz	Trang Ho	Ruth Petit-Bois	Ajay Patil	Paul Christiano
Howard Lunceford	Tamara G	Haiwen Peng	William Tetrault	Paul Mc Cormick Jr	Athanas Angelov	Chee Lup Wan
Patrick Sherbaugh	Lisa Ramirez	Ricardo Rodriguez	Darrius Edward Littleton	Paul Roberts	Marcel Lettre	Timothy W Scherer
Jemima Lopez	Rajesh Kumar	Katie Brown	Paul Patterson	Irene M Schwartz	Sidney Champion	Erika Jarvis
Delve Huntley	Tandalica S. Lewis	Nat Bellefeuille	Rafael Rivera	Clenisha Plass	Matias Soto	SCOTTY HUDSON
Kacie Taft	Mark Romine	Marquez DUDLEY	Jonnz Durevant	Roberta Peterson	Andrew Markham	Walter Phillips
Chris Carter	Andrew Collar	Akintunde Akinola	Prashant Agrawal	Andrew Dugan	Cordina Charvis	Mahesh Golla
Rachal Williams	Robert Sapp	Brenda Montes	Olayemi Bolanrewa	Christopher Faulhammer	Nikhole Stennis	Jeremy Mongar
Michael William Cattell	Susan Lasky	Christina Marie Carroll	Eric Johnston	Jennifer N Davis	Keith Nelson	Christopher Wokocha
Wynne Walker	Max Marchione	James Sharp	Kerry Killeen	Lloyd Cleaga	Joseph Owen	Bryan Siemon
David Tapie	Ted A. Morgan	Ciressa Henderson	Sharon Wirn	Sharon Manning	Morton Albert	Mohammed Al
Julia E Kayo	Sean McCarthy	Aaron Pickell	Phillip Rowell	Ryan Goldberg	Michael Elwaldo	Steve Swanson
Mike Hofmann	Douglas McKee	Gerri Detweiler	Robert Walujo	Brent Barnes	Eric Kim	Keith Hamd
Balazs Besanyei	Christopher ELLIOTT	John Nelson	Tristian Harris	Oxnard Limon	Edmon Goss	Vonn Scott Bair
Dilip Ravindran	Mark Frohmiller	Pranas Smalzys	Alix Watson	Rich Goodman	Chun Lin	Eli Rough
Dean Tran	James Mellander	Kimberly Kilpatrick	Darya Tarin	Yoseph Rinaldi Sugiarto	Chris Hurrzy	Paul Antonio Davis
Alex Rune Berg	IH Group SIA	Larry Levenstone	Shirley S McAlpine	John Lallanne	Amor Rosales	Sagen Suryawanshi
Bonita JONES	Patricia Hove	Kerry Bowie	Jeff Kenney	Daniel Loftus	De Anna THOMAS	James Thesing
Carole Lefebvre	Francois Sarasin	Natalie Collie	Matthew Brown	Markus Amie Vincent An...	Kevin Cole Jr	Brian Roberts
Hassan Alnashmi	Alikah Barclay	Michael Cherill	Ken Kollias	Terrance Harshaw	Mark Gimbel	Abhishek Handa
Calissa Ubi	Luis Felipe Roman Herna...	Nal Raj Goundar	Radu Tiberiu	Jose A ESPEJO	Scott W HUMPHREY	Oskar Bollinger
Jeremy C Young	George O	Linda Paris	John Tomlin	Kevin Busby	David M. Kors	Gwendolyn Vinson
Craig Marolf	Joseph Lovant	Aaron Jay Kelly	Esan Abumada	Alicia Leytem	Andrew Neely	Bruce Falk
Fiorella Tineo	Larry Hawkins	Michael Lapadula	Rilwan Olasen Asimseme...	Brian Blackwell	Assami Vallan	Je Fambi
William Alcock	Sumit Ohri	Eric Matthew Washington	William Stanislaus	Monica R Myers	Roberto Torrent	Melanie Austin
Crystal Medina	Yatish Sharma	Scott Burchfield	James Gonn	Breven Warren	Raquel Sepulveda	Mark Reisbord
Richard Bollinger	Amadie Laure	Said Abdullah Mohamed...	Alisha McBryde	Oleksii Teporkov	Olatubosun Adigun	Scott Fox
Lori Everly	Patrick Foustin	Abraham Livchitz	Juan Garzon	Timothy Huss	Khadija Khaolic	Kendra Davis
Steven Tomlinson	Kevin Cheung	Linh Nguyen	Gaurav Garg	Robert Johnson	Michelle Auerbach	Madhav Charma
Rafi Khan	Gilda Ferrara	Vinh Ho	Jacqueline Shepherd	Robin Ann Klotsky	Mirko Fasinetti	Wesley Bird
Violet Shkrel	Austin Loveless	Fernando Muniz	Kenny Adewale	David A Delgado	Balwantrai Mistry	Simon Yuen
David Nimri	Stephen R Garcia	Andrew N Clark	Mario Warza	Mikael Vinding	Jonathan Ni	Lalima Sharda
Kevin Muthima	Tom Haydon	Samson A. Henrilus	Barbara Simon	Martin DeVito	David Stockwell	Darrell O. Flythe
Charlie Bean	My Mail Stop	Michael Sticke	Octavia Brown	Tamario Williams	Denton Cassidy	Anish Jose
Bhavin MAGDALIA	Daniella Apolin	Ryan Savage	Andrew Dysart	Curt Jablonowski	Marjorie Duncan	Tracee Spencer
Michael Seastadt	Kevin K Nishimura	Luis Torres	Kai Anderson	James Gray III	Jeanette Mitchell	Josh Nielsen
Marc Friedman	Kisha Barree	David A. Garcia	Adam Rotberg	Dina Snow	Steven Kopp	Jeff Tetz
Niaya Ellis	Richard Williams	Jake Milstein	Lise Cheney	Jason Ryan Bright	Andrew Reel	Aleezeh Lakhani
Justin Odom	Erasmo Leal	Stephanie Becerra	Nana Yaw Simmonds	Annaloo Piccinelli	Yaniv Dabari	Terry Baker
Craig Williamson	Jerrad Lancaster	Chad Romo	Tony O'Kelley	Gaurav Gupta	Kira Mason	Thomas Robinson
Kirk Adams	Jeff Kukick	Scott Parchem	Briggette Rockett	Latonya BERRY	Harold Jones	Ernest Sweuger
Corey Baughman	T White	Beverly Law	David Young	Marti Ranky	Adesola Akinyemi	Ebenezer Joseph
Kimberly GARTH	Raymond Raiburn	Dane Boyette	Leona Thomas	Michael Johnson	Don Stockard	Abraham Nesbitt
Joan Garnell	David Hall	Veena Shahi	Walter Karshat	Richard S Macklin Jr	Djordje Stojanovic	Sharene Hawthorne-Bane
Dentonio WORRELL	Eric Pressel	Michal H	Daniel N. Arshack	James Berkel	Tanesha Carter	Josef Stastny
Edgar Richardson	Mohit Chandiramani	Justin Heine	Tysha Carter	Tiera Carter	Alonzo Payne	Scott Hartman
Michael Robbins	Thomas L McMullen	Chen Zhang	Brandon Bourn	Naomi J. Ellis	Breck J. Schoch	Georgette D Brown
Chad Nash	Cheryl Brown	Rafael Salas	Krishan Arora	Jamal Savage	Philip Foraggio	Taisha Gladden
Larry Wasserman	Daniel Toner	Sharone Kerry	Darren Wilson	Tyrone Carter	Stephen Yoskowitz	Michael Dobrusin
Sharonda Muwwakkil	John Carl Adams	Chavon Perry	Danise A HOLLENBECK	Alycia Frazier	Ricardo L Oxley Jr	John Iwan
Michelle Yaa Nyarko	Brett Bauch	Nixon Yang	Marek Pilchta	Sherry Wright	Roxanne Foster	Amit Poudal
Doug Hurley	Leslie Athmer	James Wheeler	Christopher Antonell	Robbin R Dawson Gst Tru	Al Ops	John Andrew Entwistle
Bede Jordan	Mac Reddin	Vonda M. Sargent	Thomas Rop	Rimma Levikov	Edward Kelly Medlock	Pang Ching Heng Jerome
Kim M Peterson	Vikram Srinivas	Gregory Carrier	Charles Stevens	William Edwards	Martine Amundson	Kevin Keil
Luke Goff	Charles Hardesty	Mark Schroeder	Joshua Charles Tyrell	Kamiko Ogo	Aaron Ishigo	Stephen Ross
Gabriel Santiago	Sean A Kau	Michael Ostrander	Leif Everly	Tyler Bolt	Neil Rock	Aren L Nathanson
Carrick Woodfield	Stuart Hansen	Igor Kirzhner	Anthony DePalma	Gaurav Garg	Nicholas Pullman	Dennis Eckard
Tyler McIntyre	Nezamur Mollah	Dariana Francois	Andrew Lee Rutherford	Francis Liu	Patrick Enwerenye	Patrick J Perron
Robert Mitchell Chapman	Nathan B	David Stockwell	Travis Troyer	Abraham Livchitz	Brandon Katz	James Steele
Mofoluwaso ODOFIN	Christopher Todd Payne	Gianfranco Giannella	David Christensen	John Minutaglio	Daniel P Boyd	Mustafa Kalfawala
Andrew Solarz	Shengyi Huang	Jordan Velazquez	Lucy L Cheo	Phillip MacEachron	Scott Madole	Micah Geisenberg
Alexander Reis	James Erwin	Jackson Michael	Petr Huťák	Jay Pennock	Tonia Willekes	Janet Tan
Thomas Paramore	Krishna K Edunuri	Ahmad Moubarak	Vasily Artyukhov	Bryant Peyden	Marc Russell	Paul Nigrelli
Scott Kay	Apurva Sharma	Kason Chen	Nikunj Somaiya	Gardihewa Upali Fonseka	Wilfred Cabahug	Barry E Miller
Al Corr	Murali NAGARAJAN	David Black	Steve Crounse	Michael FLAX	Sharon Robertson	Clark Lee Mcdermith
Dorab Patel	Dennis W Lites Jr	Brian Drummond	Shane Da Silva	Yosef Hertz	Christopher Hise	Christopher Roth
William Wollitz	Musaddeq Khan	Albert Capehart	Robert Stockdale	John Scott	Edmund T. Mudge, IV	Thomas Scheele
Mary Sedonsky	Jordan Bowman	Hyeongyu Baek	Dawn Kimura	Meheshwar Panyala	Paul Hsieh	Joju Eruppanal
Daniel Kriozere	Daniel Kriozere	Bas Consulting Group	Biniam Teklehaimanot	Susan Alexander	Mario Hoof	James D Harris
James D Harris	James D Harris	James D Harris	James D Harris	Mario Hoof	Mario Hoof	Andrea Waine
Ashraf Haleka	Jeanette Quick	Justin Helmcamp	Ashraf Haleka	Ashraf Haleka	Benjamin Devaley	Sanjay Pinnock
Sanjay Pinnock	Sanjay Pinnock	Claudia Siregar	Claudia Siregar	Claudia Siregar	Claudia Siregar	Claudia Siregar
Jonathan Chapman	Ogbonnaya Agwu	Jonathan Chapman	Jonathan Chapman	Havell Rodrigues	Gary Shen	Rebecca Alvarez
Augustine NJOKU	William Wallis	Laura Dictado	John Sutton	David Cherry	Olivia Raine	Scott Fitsimones
Edna Kemp	Ogbonnaya Agwu	Ogbonnaya Agwu	Martin Peterson Khasolo ...	Martin Peterson Khasolo ...	Martin Peterson Khasolo ...	Martin Peterson Khasolo ...
Martin Peterson Khasolo ...	Paul Warner	Paul Warner	Paul Warner	Paul Warner	Paul Warner	Mike Wiseman
Alex Snytkov	James A Ntambi	Alex Snytkov	Alex Snytkov	Gardihewa Upali Fonseka	Mike Wiseman	Mike Wiseman
Thalia Castillo Martinez	Joan Munns	James A Ntambi	James A Ntambi	Benjamin Devaley	Benjamin Devaley	Andrea Waine
Withney Ilse St Rival	Laura Maule	Charles Sellman	Charles Sellman	Charles Sellman	Charles Sellman	Charles Sellman
Emily Strong	Joseph Houck	Andrea Waine	Andrea Waine	Jeanette Quick	Justin Helmcamp	Anita Wade
John Vukelich	Jeanette Quick	Jeanette Quick	Anthony S Tomasic	Justin Helmcamp	Justin Helmcamp	Ayesha Mahajan
Ayesha Mahajan	Ayesha Mahajan	Mathis Heydtmann	Mathis Heydtmann	Mathis Heydtmann	Olivia Raine	Max Bastow
Max Bastow	Max Bastow	Nnamdi Ezenwanne	Nnamdi Ezenwanne	Nnamdi Ezenwanne	Olivia Raine	Olivia Raine
Gary Shen	Havell Rodrigues	Havell Rodrigues	Havell Rodrigues	Sanjay Pinnock	Sanjay Pinnock	Sanjay Pinnock
Gary Shen	Gary Shen	Rebecca Alvarez	William Wallis	Laura Dictado	Rebecca Alvarez	Rebecca Alvarez
William Wallis	William Wallis	William Wallis	Laura Dictado	Laura Dictado	Edna Kemp	David Cherry
John Sutton	Augustine NJOKU	Scott Fitsimones	Edna Kemp	Edna Kemp	David Cherry	David Cherry
Miguel Martinez	Tushar Dhamani	Greg Gonzales	David Gamache	Todd Davis	Cecil Eugene Beckner	John Shaniya
Augustine NJOKU	Augustine NJOKU	John Sutton	John Sutton	Gardihewa Upali Fonseka	Thalia Castillo Martinez	Scott Fitsimones
Scott Fitsimones	Scott Fitsimones	Thalia Castillo Martinez	Thalia Castillo Martinez	Neal Smith	Jillian Kunde	John Weglian
Jackson Steger	Pk Shrivastava	Kerry Killeen	Saurabh Mishra	AL Johnson	Antoinette Scott Briscoe	Denee M Evans
Brent D. Staton, MD	AmyLynn Morris	Lauren De La Garza	Libby Levin	Corina Warfield	Amit Sharma	Jayson Branch
Thomas Sterling	Pamela Gill	Pamela Gill	Pamela Gill	Pamela Gill	Pamela Gill	Gonçalo Ribeiro
Gonçalo Ribeiro	Gonçalo Ribeiro	Cecilia Wassinger	Cecilia Wassinger	Cecilia Wassinger	Cecilia Wassinger	Cecilia Wassinger
Leo Tunganeza	Leo Tunganeza	Leo Tunganeza	Leo Tunganeza	Leo Tunganeza	Alan Konczynski	Alan Konczynski
Alan Konczynski	Withney Ilse St Rival	Emily Strong	Laura Maule	Gardihewa Upali Fonseka	Gardihewa Upali Fonseka	Eileen Cruz
Eileen Cruz	Eileen Cruz	Eileen Cruz	Eileen Cruz	Guido Schernewski	Guido Schernewski	Guido Schernewski
Guido Schernewski	Guido Schernewski	Bart Butell	Louis Bardov	Tariq J. Sweeper	Tom Baron	Thomas A Hardy
Kimberly Aronsen	Michael A. Kincaid	Andrew Lehmann	Alexander Schulz	Kurt Fulp	Margaret Owens	Robert L Garrison
Aaron Culver	Doreen Amber Loomis	Henry W Gosselin	John Hoff	Lynea Weatherly	Daniel Martins	Wanda Wilson
Scott Braun	Dennis Dang	Cameron Lynde	Dale H Burtch	Justin Dick	Withney Ilse St Rival	Withney Ilse St Rival
Emily Strong	Emily Strong	Kyle Johnson	Kyle Johnson	Kyle Johnson	Kyle Johnson	Kyle Johnson
Laura Maule	Laura Maule	Christopher Barringer	Christopher Barringer	Brad Hostetter	Brad Hostetter	Brad Hostetter
Brad Hostetter	Brad Hostetter	Anita Wade	John Vukelich	Anthony S Tomasic	Vijay Rajasekhar	Vijay Rajasekhar
Vijay Rajasekhar	Vijay Rajasekhar	Vijay Rajasekhar	Hajnal Bendegúz	Hajnal Bendegúz	Hajnal Bendegúz	Hajnal Bendegúz
Cinthia GAWIANSKI	Cinthia GAWIANSKI	Alex Dermody	Alex Dermody	Alex Dermody	Alex Dermody	Alex Dermody
Gerard Armstrong	Gerard Armstrong	Gerard Armstrong	Gerard Armstrong	Gerard Armstrong	Victoria Nicholl	Victoria Nicholl
Victoria Nicholl	Tamas Nandor Karoly	Tamas Nandor Karoly	Tamas Nandor Karoly	Charles Marcus Eddings	Charles Marcus Eddings	Charles Marcus Eddings
Charles Marcus Eddings	Charles Marcus Eddings	Vera Woodson	Vera Woodson	Sarah Marz	Terry King	Charlotte MLeil
Ayesha Mahajan	Les Time	Amir Rediai	Tyler Schwartz	Jane Webb	Richard Muhlenbruch	Frankie Valentine-Flores
Murali krishna Assadi	Fallon Davis	Constantine Yundi	Michael Tallitsch	Paul Hsieh	Kimberly Macias	Justin Long
Amy Velella	Andrew D Fork	VUGAH MUNANG	Elisha Muhirwa	Michael Mortazie	Nancy Chadwick	Deepak Bommaraju
Serge Colin	Bob DeLuca	Matthew Sellman	Jenner Bird	Sloania Hickman	Susan Romagnoli	Tim Coy
Paul Johnson	Diana Torres	Michael Applebaum	Kanyin Ogunrinde	Jeffrey Dodd	Russell James Adams	Sean McGinley
Michiel Holley	Scott Wolf	Guilherme Yazbek	Biniam Teklehaimanot	Justin Carter	Mohanaraju Nandyala	Tin Trung Truong
Ron Stein	Ruben Melendrez	Anthony Severo	Ernest Holmes	Edward J Davalle	Clinton Britt	Scott Madole
Wayne A Woodward	Taylor McGann	Andrew Tan	Yan Chen	Mark Castillero	Jared Bell	Andrew Isaac
Rajneesh Mehra	Bas Consulting Group	Michael FLAX	Anthony Ing	Marcell Benkes-Toth	Valeria King	Stephen Maurice Samaan
Amit Malhotra	Krishna Balakrishnan	Joju Eruppanal	Dawn Kimura	Brian F Rowe	Joshua Johnson	Neilda Alexis Antoinette ...
Lotanna D	Jeff Abner	Karilyn Simpson	Guadalupe Morfin	Caspar Davey	Renand Agenor	Eric Brandt
Defiant Goat	Levi Tanenbaum	Lana Phillips	Theresa Tran	Ed Wilson	Devan Hemmings	Joshua Chocniewicz
Richard Litzky	Jessica Cooney	Layla Malloy	Alaine Gordon	Allen Mandel	Adam Markwood	Simon Le Pennec
Michael Moreland	John White	Filipe Peerally	John Hsu	Shannon Barondeau	Angie Sierra	James Wheeler
Jonathan Estabrook	Thomas Scheele	Tyrone Evans	Denine Helm	Zachary Conquer	Clement Ho	Forbes Bainou
Giuliano Pezzolo Giacaglia	George Horvath	Ravneet Dhandari	Nicole Justa	Jeff Crable	Tracey Thompson	Carol Ruth Silver
Carol Ruth Silver	Carol Ruth Silver	Carol Ruth Silver	Carol Ruth Silver	Anthony S Tomasic	Anthony S Tomasic	Anthony S Tomasic
Alan Chad DeChant	Alan Chad DeChant	Alan Chad DeChant	Jeremy Lockett	Jeremy Lockett	Mathis Heydtmann	Anita Wade
Anita Wade	John Vukelich	John Vukelich	John Komenda	John Komenda	John Komenda	John Komenda
John Komenda	Greg Gonzales	Tushar Dhamani	Miguel Martinez	David Gamache	Todd Davis	Cecil Eugene Beckner
Silas Brandon	Silas Brandon	Silas Brandon	Silas Brandon	Silas Brandon	Simon Tan	Simon Tan
Simon Tan	Greg Gonzales	Greg Gonzales	Tushar Dhamani	Tushar Dhamani	Richard Campbell	Andre Nel
Stefan Georg	Todd Davis	Todd Davis	Miguel Martinez	Miguel Martinez	David Gamache	David Gamache
Damian Marek	Damian Marek	Damian Marek	Damian Marek	Damian Marek	Cecil Eugene Beckner	Cecil Eugene Beckner
Kerry Killeen	Pk Shrivastava	Saurabh Mishra	AL Johnson	Jayson Branch	John Weglian	Thomas Sterling
Antoinette Scott Briscoe	Denee M Evans	Brent D Staton, MD	AmyLynn Morris	Michelle Windsor	Michelle Windsor	Michelle Windsor
Michelle Windsor	Michelle Windsor	Akram Girgis	Akram Girgis	Akram Girgis	Akram Girgis	Akram Girgis
Kerry Killeen	Kerry Killeen	Pk Shrivastava	Pk Shrivastava	Felicia Williams	Felicia Williams	Felicia Williams
Felicia Williams	Felicia Williams	Goncalo Ribeiro	Saurabh Mishra	Saurabh Mishra	Goncalo Ribeiro	Goncalo Ribeiro
AL Johnson	AL Johnson	Vera Woodson	Vera Woodson	Vera Woodson	Vera Woodson	Vera Woodson
Vera Woodson	Vera Woodson	Vera Woodson	Andrey Semenov	Andrey Semenov	Andrey Semenov	Andrey Semenov
Andrey Semenov	Reid Culton	Reid Culton	Reid Culton	Reid Culton	Reid Culton	Neal Smith
Jackson Steger	Jillian Kunde	Stephanie Cook	Stephanie Cook	Stephanie Cook	Stephanie Cook	Stephanie Cook
Jayson Branch	Jayson Branch	John Weglian	John Weglian	Thomas Sterling	Thomas Sterling	Antoinette Scott Briscoe
Antoinette Scott Briscoe	Jackie Balkus	Jackie Balkus	Jackie Balkus	Jackie Balkus	Jackie Balkus	Denee M Evans
Richard Watkins	Richard Watkins	Richard Watkins	Richard Watkins	Rami Taha	Rami Taha	Rami Taha
Rami Taha	Michelle Morneau	Michelle Morneau	Michelle Morneau	Michelle Morneau	Michelle Morneau	Samuel Rozé
Samuel Rozé	Samuel Rozé	Samuel Rozé	Samuel Rozé	Libby Levin	Lauren De La Garza	Mozell Johnson
Mozell Johnson	Mozell Johnson	Mozell Johnson	Mozell Johnson	Amit Sharma	Ji Ho Shin	Ji Ho Shin
Ji Ho Shin	Ji Ho Shin	Ji Ho Shin	Prashanth Srikanthan	Brent D. Staton, MD	Brent D. Staton, MD	Brent D. Staton, MD
Arthur Chadbourne	Arthur Chadbourne	Arthur Chadbourne	Arthur Chadbourne	Arthur Chadbourne	Arthur Chadbourne	Lucy Edwards
Lucy Edwards	Lucy Edwards	Lucy Edwards	Lucy Edwards	Lucy Edwards	Lucy Edwards	Lucy Edwards
AmyLynn Morris	AmyLynn Morris	Lucy Edwards	Prashanth Srikanthan	Prashanth Srikanthan	Prashanth Srikanthan	Prashanth Srikanthan
Prashanth Srikanthan	Prashanth Srikanthan	Jackson Steger	Jackson Steger	Jackson Steger	Neal Smith	Neal Smith
Corina Warfield	Corina Warfield	Corina Warfield	Libby Levin	Libby Levin	Jillian Kunde	Jillian Kunde
Jillian Kunde	Amit Sharma	Amit Sharma	Amit Sharma	Amit Sharma	Amit Sharma	Faisal Charles Mahomed J...
Faisal Charles Mahomed J...	Faisal Charles Mahomed J...	Faisal Charles Mahomed J...	Faisal Charles Mahomed J...	Faisal Charles Mahomed J...	Faisal Charles Mahomed J...	Charles McNail
Charles McNail	Charles McNail	Lauren De La Garza	Lauren De La Garza	See Cheuk Fu	See Cheuk Fu	See Cheuk Fu
See Cheuk Fu	See Cheuk Fu	Sanjay Pinnock	Sanjay Pinnock	Sanjay Pinnock	Andrew Lehmann	Henry W Gosselin
Bart Butell	Doreen Amber Loomis	John Hoff	Lynea Weatherly	Alexander Schulz	Margaret Owens	Tom Baron
Aaron Culver	Wanda Wilson	Daniel Martins	Scott Braun	Dennis Dang	Kurt Fulp	Michael A. Kincaid
Robert L Garrison	Cameron Lynde	Louis Bardov	Dale H Burtch	Tariq J. Sweeper	Justin Dick	Kimberly Aronsen
Thomas A Hardy	Cinthia GAWIANSKI	Michael Greene	Michael Greene	Michael Greene	Michael Greene	Michael Greene
Robert L Garrison	Robert L Garrison	Louis Bardov	Louis Bardov	Albert Scott Moreau	Albert Scott Moreau	Albert Scott Moreau
Albert Scott Moreau	Albert Scott Moreau	Albert Scott Moreau	Albert Scott Moreau	Tariq J. Sweeper	Tariq J. Sweeper	Justin Dick
Justin Dick	Mark Weaver	Mark Weaver	Mark Weaver	Thomas A Hardy	Thomas A Hardy	Saheed Oseni-Wahab
Saheed Oseni-Wahab	Saheed Oseni-Wahab	Saheed Oseni-Wahab	Saheed Oseni-Wahab	Andrew Lehmann	Andrew Lehmann	Mohammed Shedded
Mohammed Shedded	Mohammed Shedded	Henry W Gosselin	Henry W Gosselin	Doruk Usluel	Doruk Usluel	Doruk Usluel
Doruk Usluel	Doruk Usluel	Noah Posner	Noah Posner	Noah Posner	Noah Posner	Noah Posner
Kristyna Zechmeisterova	Kristyna Zechmeisterova	Kristyna Zechmeisterova	Spandana Dantuluri	Spandana Dantuluri	Spandana Dantuluri	Spandana Dantuluri
Spandana Dantuluri	Demetrice Talley	Doreen Amber Loomis	Doreen Amber Loomis	Bart Butell	Margaret Owens	Margaret Owens
Lynea Weatherly	John Hoff	John Hoff	Maria Magdalena	Maria Magdalena	Maria Magdalena	Maria Magdalena
Alexander Schulz	Alexander Schulz	Aaron Culver	Aaron Culver	Kelly Zielinski	Kelly Zielinski	Kelly Zielinski
Kelly Zielinski	Kelly Zielinski	Peter Dumbala	Peter Dumbala	Peter Dumbala	Peter Dumbala	Peter Dumbala
Robert Mann	Robert Mann	Robert Mann	Tom Baran	Tom Baran	Tom Baran	Tom Baran
Daniel Martins	Daniel Martins	Wanda Wilson	Wanda Wilson	Kevin Castor	Kevin Castor	Kevin Castor
Cinthia GAWIANSKI	Cinthia GAWIANSKI	Cinthia GAWIANSKI	Michael A. Kincaid	Michael A. Kincaid	Veeraj Mehta	Veeraj Mehta
Veeraj Mehta	Veeraj Mehta	Veeraj Mehta	Kurt Fulp	Kurt Fulp	Scott Braun	Scott Braun
Dennis Dang	Dennis Dang	Cameron Lynde	Cameron Lynde	Alexander Kontoyiannis	Alexander Kontoyiannis	Alexander Kontoyiannis
Alexander Kontoyiannis	Alexander Kontoyiannis	Fallon Davis	Ruben Melendrez	Layla Malloy	Michiel Holley	Jenner Bird
John White	Filipe Peerally	Levi Tenenbaum	Tin Trung Truong	Michael Mortazie	Tim Coy	Jeff Crable
Kimberly Macias	Lotanna D	Anthony Severo	Michael FLAX	Krishna Balakrishnan	Wayne A Woodward	Paul Johnson
Constantine Yundi	Giuliano Pezzolo Giacaglia	Richard Muhlenbruch	Michael Tallitsch	Yan Chen	Anthony Ing	Terry King
Andrew Tan	Serge Colin	Allen Mandell	Nancy Chadwick	Ernest Holmes	John Hsu	Shannon Barondeau
Stephen Maurice Samaan	Adam Markwood	Nicole Justa	Angie Sierra	Deepak Bommaraju	Scott Wolf	Marcell Benkes-Toth
Sloania Hickman	Ayesha Mahajan	Michael Applebaum	James Wheeler	Taylor McGann	Ed Wilson	Matthew Sellman
Jonathan Estabrook	Mark Castillero	Sean McGinley	Guilherme Yazbek	Andrew Isaac	Valeria King	Les Time

Amr Radjai	Lane Phillips	Justin Carter	George Horvath	Thomas Scheele	Caspar Davey	Bas Consulting Group
Alaine Gordon	Muralikrishna Assadi	Diana Torres	Zachary Conquer	Edward J Davalle	Joshua Johnson	Tyler Schwartz
Frankie Valentine-Flores	Sarah Marz	Clinton Britt	Elisha Muhirwa	YUGAH MUNANG	Charlotte Mbeli	Bob DeLuca
Jared Bell	Jane Webb	Biniam Teklehaimanot	Paul Hsieh	Renand Agenor	Ravneet Bhandari	Justin Long
Joju Erupparal	Devan Hemmings	Dawn Kimura	Therese Tran	Tyrone Evans	Tracey Thompson	Denina Helm
Andrew D Park	Jessika Cooney	Jeffrey Dodd	Mohanaraju Nandyala	Simon Le Pennec	Scott Madole	Brian F Rowe
John Shunya	Clement Ho	Ngo Nguyen VAN	Kanyin Ogunrinde	Forbes Bainou	Jeff Abner	Guadalupe Morfin
Rajneesh Mehra	Ron Stein	Michael Moreland	Amit Makhecha	Defiant Goat	Joshua Chodniewicz	Corina Warfield
Amy Velella	Nelida Alexis Antoinette	Susan Romagnoli	Richard Litzky	Russell James Adams	Karilyn Simpson	Dale H Burch
Dale H Burch	Eric Brandt	Darin Birch	Darin Birch	Darin Birch	Darin Birch	Darin Birch
Kimberly Aronsen	Kimberly Aronsen	Kimberly Aronsen	Kimberly Aronsen	Homer Hanna	Homer Hanna	Homer Hanna
Homer Hanna	Homer Hanna	Joshua Chodniewicz	Joshua Chodniewicz	Joshua Chodniewicz	Joshua Chodniewicz	Christophe Martins
Christophe Martins	Christophe Martins	Christophe Martins	Christophe Martins	Rajneesh Mehra	Rajneesh Mehra	Trent O STANHISER
Trent O STANHISER	Trent O STANHISER	Trent O STANHISER	Trent O STANHISER	Trent O STANHISER	Mihail Serafim	Mihail Serafim
Mihail Serafim	Mihail Serafim	Mihail Serafim	Ron Stein	Ron Stein	Nakul AGGARWAL	Nakul AGGARWAL
Nakul AGGARWAL	Nakul AGGARWAL	Nakul AGGARWAL	Amy Velella	Amy Velella	Amy Velella	Michael Moreland
Michael Moreland	Amit Makhecha	Amit Makhecha	Adrien Bouessay	Adrien Bouessay	Adrien Bouessay	Adrien Bouessay
Adrien Bouessay	Parth Choksi	Parth Choksi	Parth Choksi	Oscar Torres	Oscar Torres	Oscar Torres
Oscar Torres	Oscar Torres	Defiant Goat	Defiant Goat	Ryan Schechter	Ryan Schechter	Ryan Schechter
Ryan Schechter	Ryan Schechter	Corina Warfield	Corina Warfield	Corina Warfield	Darryl Roundtree	Darryl Roundtree
Darryl Roundtree	Darryl Roundtree	Darryl Roundtree	Pino Di Renzo	Pino Di Renzo	Pino Di Renzo	Pino Di Renzo
Pino Di Renzo	Mark Koudritsky	Mark Koudritsky	Mark Koudritsky	Mark Koudritsky	Mark Koudritsky	Nelida Alexis Antoinette ...
Nelida Alexis Antoinette	Dennis Goard	Dennis Goard	Dennis Goard	Dennis Goard	Dennis Goard	Joseph Housey III
Joseph Housey III	Joseph Housey III	Joseph Housey III	Richard Litzky	Richard Litzky	Susan Romagnoli	Susan Romagnoli
Susan Romagnoli	Sophie Laura Holzmann	Sophie Laura Holzmann	Sophie Laura Holzmann	Sophie Laura Holzmann	Sophie Laura Holzmann	Karilyn Simpson
Karilyn Simpson	Dean Steele	Dean Steele	Dean Steele	Dean Steele	Dean Steele	Evangelia Thanou Roman
Evangelia Thanou Roman	Evangelia Thanou Roman	Evangelia Thanou Roman	Evangelia Thanou Roman	Kirby Hutchings	Kirby Hutchings	Kirby Hutchings
Kirby Hutchings	Kirby Hutchings	Mitchel J Carlsen	Mitchel J Carlsen	Mitchel J Carlsen	Ruud Tevreden	Ruud Tevreden
Ruud Tevreden	Ruud Tevreden	Ruud Tevreden	Russell James Adams	Russell James Adams	Cristian Dan Pirnog	Cristian Dan Pirnog
Cristian Dan Pirnog	Mathis Heydtmann	Mathis Heydtmann	Michele Holley	Michele Holley	Fallon Davis	Fallon Davis
Bandar Aljohani	Bandar Aljohani	Bandar Aljohani	Bandar Aljohani	Ruben Melendrez	Ruben Melendrez	Adetola Oshi
Adetola Oshi	Adetola Oshi	Adetola Oshi	Adetola Oshi	Rok Povše	Rok Povše	Rok Povše
Rok Povše	Rok Povše	Layla Malloy	Layla Malloy	Jenner Bird	Jenner Bird	Liling Tan
Liling Tan	Liling Tan	Adam Perelman	Adam Perelman	Adam Perelman	Adam Perelman	Adam Perelman
J E Harris	J E Harris	J E Harris	J E Harris	J E Harris	John White	John White
Simon Tan	Simon Tan	Simon Tan	Simon Tan	Simon Tan	Simon Tan	Simon Tan
Simon Tan	Simon Tan	Tin Trung Truong	Tin Trung Truong	Levi Tenenbaum	Levi Tenenbaum	Filipe Peerally
Filipe Peerally	Rachel Strivelli	Rachel Strivelli	Rachel Strivelli	Rachel Strivelli	Christopher R. Oliver	Christopher R. Oliver
Chukwugozie Nwolise	Chukwugozie Nwolise	Chukwugozie Nwolise	Chukwugozie Nwolise	Chukwugozie Nwolise	Aashish Shahani	Aashish Shahani
Aashish Shahani	Aashish Shahani	Aashish Shahani	Jarryd Anderson	Jarryd Anderson	Jarryd Anderson	Jarryd Anderson
Jarryd Anderson	Stuart Macann	Stuart Macann	Stuart Macann	Stuart Macann	Stuart Macann	Stuart Macann
Stuart Macann	Brenda S. Shriver	Brenda S. Shriver	Brenda S. Shriver	Michael Mortazie	Michael Mortazie	Barbara Shapiro
Barbara Shapiro	Barbara Shapiro	Barbara Shapiro	Barbara Shapiro	Steve Crounse	Steve Crounse	Steve Crounse
Steve Crounse	Steve Crounse	Jeff Crabiel	Jeff Crabiel	Kimberly Macias	Kimberly Macias	Maria Zaragoza
Maria Zaragoza	Maria Zaragoza	Maria Zaragoza	Maria Zaragoza	Wong Cheng Hoong	Wong Cheng Hoong	Wong Cheng Hoong
Wong Cheng Hoong	Wong Cheng Hoong	Tim Coy	Tim Coy	Ebenezer THANGAVELU	Ebenezer THANGAVELU	Ebenezer THANGAVELU
Ebenezer THANGAVELU	Ebenezer THANGAVELU	Sylvia Long	Sylvia Long	Sylvia Long	Sylvia Long	Sylvia Long
Anthony Severo	Anthony Severo	Arthur Conyers	Arthur Conyers	Arthur Conyers	Arthur Conyers	Arthur Conyers
Lotanna O	Lotanna O	Paulinus Esomonu	Paulinus Esomonu	Paulinus Esomonu	Noah D Brown	Noah D Brown
Noah D Brown	Noah D Brown	Noah D Brown	Michael FLAX	Michael FLAX	Stanley A. McPherson	Stanley A. McPherson
Stanley A. McPherson	Stanley A. McPherson	Stanley A. McPherson	Giuliano Pezzolo Giacaglia	Giuliano Pezzolo Giacaglia	Charles Kosco Jr	Charles Kosco Jr
Charles Kosco Jr	Charles Kosco Jr	Charles Kosco Jr	Krishna Balakrishnan	Krishna Balakrishnan	Wayne A Woodward	Wayne A Woodward
Paul Johnson	Paul Johnson	Paul Johnson	Vulindlela Mkwananzi	Vulindlela Mkwananzi	Vulindlela Mkwananzi	Vulindlela Mkwananzi
Vulindlela Mkwananzi	Constantine Yundi	Constantine Yundi	Joseph Francis	Joseph Francis	Joseph Francis	Joseph Francis
Joseph Francis	Harlen King	Harlen King	Harlen King	Harlen King	Harlen King	Toddi Blair
Toddi Blair	Toddi Blair	Toddi Blair	Toddi Blair	Richard Muhlenbruch	Richard Muhlenbruch	Daniels Bobbie
Daniels Bobbie	Daniels Bobbie	Daniels Bobbie	Daniels Bobbie	Daniel W. Loyer	Daniel W. Loyer	Daniel W. Loyer
Daniel W. Loyer	Daniel W. Loyer	Michael Tallitsch	Michael Tallitsch	Ben Noffke	Ben Noffke	Ben Noffke
Ben Noffke	Ben Noffke	Mohanaraju Nandyala	Tracey Thompson	Pascal Lindenau	Ed Wilson	Stephen Maurice Semaan
Mohanaraju Nandyala	Cinthia GAWIANSKI	Angie Sierra	Cherry Lei	Angie Sierra	Cherry Lei	Cherry Lei
Miriam Brackett-Santos	Miriam Brackett-Santos	Miriam Brackett-Santos	Miriam Brackett-Santos	Miriam Brackett-Santos	Chaz Graham	Chaz Graham
Chaz Graham	Chaz Graham	Chaz Graham	Matthew Sellman	Matthew Sellman	Matthew Sellman	Matthew Sellman
Matthew Sellman	Varinder Singh	Varinder Singh	Varinder Singh	Varinder Singh	Varinder Singh	Varinder Singh
Yan Chen	Yan Chen	Yan Chen	Andrew Tan	Andrew Tan	Andrew Tan	Al Klug
Al Klug	Al Klug	Al Klug	Al Klug	Al Klug	Susan Alexander	Susan Alexander
Susan Alexander	Nicolas Ha	Nicolas Ha	Nicolas Ha	Serge Colin	Serge Colin	Nicolas Ha
Nicolas Ha	Serge Colin	Nicolas Ha	Cinthia GAWIANSKI	Anthony Ing	Anthony Ing	Anthony Ing
W Kim Colich	W Kim Colich	W Kim Colich	W Kim Colich	W Kim Colich	Sarah Marz	Muralikrishna Assadi
James McIntyre	James McIntyre	Dave Connis	Dave Connis	Kevin Williams	Terry King	Terry King
Sean Lee	Terry King	John Ramos	Sean Lee	Cinthia GAWIANSKI	Sean Lee	Kevin Williams
David Jones	John Stahlecker	John Stahlecker	John Stahlecker	John Stahlecker	Mary Sadonsky	John Stahlecker
Denina Helm	Bas Consulting Group	Ravneet Bhandari	John Stahlecker	Mary Sadonsky	Pascal Lindenau	T Leader
Cinthia GAWIANSKI	Cinthia GAWIANSKI	Cinthia GAWIANSKI	Urvashi Nagrani	Urvashi Nagrani	Urvashi Nagrani	Urvashi Nagrani
Debbie Pryse	Urvashi Nagrani	Wayne Hyman	Urvashi Nagrani	Mary Augustine	Clement Ho	Dennis G Shin
Edward J Davalle	Zachary Conquer	Tyrone Evans	Trivikram Ranga	Allen Mendel	Allen Mendell	Allen Mendell
Cipriana GONZALEZ	Cipriana GONZALEZ	Cipriana GONZALEZ	Cipriana GONZALEZ	Kolappan Pillai	Kolappan Pillai	Kolappan Pillai
Kolappan Pillai	Kolappan Pillai	Kolappan Pillai	Thomas M Ryan	Thomas M Ryan	Thomas M Ryan	Thomas M Ryan
Ernest Holmes	Ernest Holmes	Thomas M Ryan	Ernest Holmes	Thomas M Ryan	Rebecca Carew	Rebecca Carew
Rebecca Carew	Rebecca Carew	Rebecca Carew	Rebecca Carew	Nancy Chadwick	Nancy Chadwick	Nancy Chadwick
Nancy Chadwick	Nancy Chadwick	John Hsu	John Hsu	John Hsu	Stephen Maurice Semaan	Stephen Maurice Semaan
Stephen Maurice Semaan	Taylor McGann	Taylor McGann	Taylor McGann	Taylor McGann	Taylor McGann	Shannon Barondeau
Sherry James	Sherry James	Sherry James	Sherry James	Sherry James	Sherry James	Sherry James
Sherry James	Shannon Barondeau	Shannon Barondeau	Shannon Barondeau	Katherine Burns	Katherine Burns	Katherine Burns
Katherine Burns	Adam Markwood	Katherine Burns	James Wheeler	James Wheeler	Katherine Burns	James Wheeler
Adam Markwood	James Wheeler	Adam Markwood	James Wheeler	Adam Markwood	Adam Markwood	Daniel Krizzere
Daniel Krizzere	Daniel Krizzere	Johanne Thurel	Johanne Thurel	Johanne Thurel	Johanne Thurel	Johanne Thurel
Johanne Thurel	Nicole Justa	Nicole Justa	George Horvath	Nicole Justa	Alaine Gordon	Muralikrishna Assadi
John Ramos	Alaine Gordon	Hyeongyu Baek	Hyeongyu Baek	Tyler Schwartz	Kevin Williams	Marjorie DeHey
Biniam Teklehaimanot	Jared Bell	Marjorie DeHey	Les Time	Tyler Schwartz	John Ramos	Robert Selby
Patrick Bove	Paulette Laura	David Watkins	Robert Selby	Robert Selby	Hyeongyu Baek	Valeria King
James McIntyre	Hyeongyu Baek	Dave Connis	Scott Wolf	Scott Wolf	Dave Connis	Robert Selby
Robert Selby	John Obodozie	Jared Bell	David Jones	Scott Wolf	Marcell Benkes-Toth	Paul Hsieh
Sean Lee	Dave Connis	Robert Selby	Paulette Laura	Bob DeLuca	Frankie Valentine-Flores	John Obodozie
Ravneet Bhandari	Jane Webb	Sloane Hickman	Yosef Hertz	Mary Sadonsky	Les Time	Rosalyn Green
Rosalyn Green	Rosalyn Green	Rosalyn Green	Rosalyn Green	Rosalyn Green	Sloane Hickman	Renand Agenor
Ravneet Bhandari	Sloane Hickman	James McIntyre	Renand Agenor	Thomas Scheele	Mary Sadonsky	Uplift Forever
David Jones	Yosef Hertz	Thomas Scheele	Justin Carter	Theresa Tran	David Watkins	Justin Carter
Edmund T. Mudge, IV	John Shunya	Ben Morrell	Justin Carter	T Leader	Pascal Lindenau	Yosef Hertz
Salah AlYami	Uplift Forever	Salah AlYami	Devan Hemmings	Jeffrey Dodd	Zachary Conquer	Michael Applebaum
Michael Applebaum	Trivikram Ranga	Andrew D Park	Manoj SONJE	Richard Campbell	Simon Le Pennec	Michael Applebaum
Elisha Muhirwa	Debbie Pryse	Andrew D Park	Debbie Pryse	Edmund T. Mudge, IV	David Rivers	Michael Applebaum
Edward J Davalle	Michael Applebaum	Jessika Cooney	Jessika Cooney	David Rivers	Diana Torres	Shawn Ponce
Sébastien Nony	Ngo Nguyen VAN	Jérôme Féneau	David Rivers	Shawn Ponce	David Tang	Wayne Hyman
Shawn Ponce	Jérôme Féneau	Dennis G Shin	Forbes Bainou	Forbes Bainou	Ayesha Manojan	Ayesha Manojan
Ayesha Manojan	Sergio Rodriguez	Jérôme Féneau	Sébastien Nony	Pascal Lindenau	Sergio Rodriguez	Sergio Rodriguez
Stefan Georg	Deepak Bommaraju	Deepak Bommaraju	Deepak Bommaraju	Eric Brandt	Andrea Tanca	Amir Radjai
Loretha Pennix	Amir Radjai	Loretha Pennix	Loretha Pennix	Eric Brandt	Jordan Bowman	Lisa A
Jordan Bowman	Jordan Bowman	Darren J. Hron	Darren J. Hron	Lisa A	Darren J. Hron	Jordan Bowman
Jordan Bowman	Martin Elmquist	Steven Parton	Lisa A	David Tang	David Tang	George Horvath
Steven Parton	Steven Parton	Angie Sierra	Andrew Isaac	Lisa A	Andrew Isaac	Martin Elmquist
Steven Parton	George Horvath	David Tang	Steven Parton	Lisa A	Sean McGinley	Steven Parton
Lisa A	Darren J. Hron	Darren J. Hron	Darren J. Hron	Darren J. Hron	Darren J. Hron	Martin Elmquist
Alaine Gordon	Mark Castillero	Marjorie DeHey	John Obodozie	Jane Webb	Jonathan Estabrook	Richard Swogger
Sean McGinley	Cherry Lei	Guilherme Yazbek	Angie Sierra	Marjorie DeHey	Lane Phillips	Uplift Forever
Patrick Bove	John Obodozie	Andrew Isaac	John Obodozie	Jared Bell	Cherry Lei	Paul Hsieh
Mary Sadonsky	Maciej Rumprecht	Salah AlYami	Maciej Rumprecht	David Tang	Maciej Rumprecht	Clement Ho
Sean McGinley	Sina Nikayin	Eric Brandt	Andrew Isaac	Simon Le Pennec	Jonathan Estabrook	Dennis G Shin
Eric Brandt	Sergio Rodriguez	Richard Swogger	Mark Castillero	David Tang	Andrew Isaac	Marjorie DeHey
Jonathan Estabrook	Guilherme Yazbek	Kevin Williams	Valeria King	Uplift Forever	Patrick Bove	Paulette Laura
Lisa A	Pascal Lindenau	Mark Castillero	Loretha Pennix	Maheshwar Panyala	Salah AlYami	David Tang
T Leader	Zachary Conquer	Devan Hemmings	Maciej Rumprecht	Andrea Tanca	Thomas Scheele	Yosef Hertz
Jeff Abner	Andrea Tanca	Uplift Forever	Martin Elmquist	Jeffrey Dodd	Andrea Tanca	Theresa Tran
Maheshwar Panyala	Andrea Tanca	David Rivers	Theresa Tran	Caspar Davey	Tyrone Evans	Andrea Tanca
Justin Long	Andre Nel	Mary Augustine	Andrea Tanca	Edward J Davalle	Andrea Tanca	Joseph Demorin
Manoj SONJE	Ben Morrell	Eric Brandt	Eric Brandt	Joju Erupparal	Hajnal Bendegúz	Debbie Pryse
Denina Helm	Jeff Abner	Justin Long	Andrea Tanca	Maheshwar Panyala	Ben Morrell	Diana Torres
Andrew Isaac	Jessika Cooney	Jérôme Féneau	Clement Ho	Sina Nikayin	Edmund T. Mudge, IV	Ankit KEDIA
Shawn Ponce	Ben Morrell	Kanyin Ogunrinde	Jeff Abner	Amir Radjai	Forbes Bainou	Jordan Bowman
Joseph Demorin	Joshua Johnson	Sean McGinley	Jérôme Féneau	Sébastien Nony	Guadalupe Morfin	Sergio Rodriguez
Sean Lee	Jonathan Estabrook	John Obodozie	Dawn Kimura	Steven Parton	Marcell Benkes-Toth	David Jones
John Obodozie	Jane Webb	Dave Connis	Frankie Valentine-Flores	David Jones	Denina Helm	Justin Long
Ed Wilson	Mark Castillero	Manoj SONJE	Wayne Hyman	Martin Elmquist	Diana Torres	Edmund T. Mudge, IV
Sina Nikayin	Sergio Rodriguez	Martin Elmquist	Sébastien Nony	Guadalupe Morfin	Sébastien Nony	Sébastien Nony
Manoj SONJE	Marjorie DeHey	Paulette Laura	Bas Consulting Group	David Watkins	Lane Phillips	Eric Brandt
Yosef Hertz	David Watkins	Devan Hemmings	Yosef Hertz	T Leader	David Watkins	Maciej Rumprecht
Les Time	T Leader	Lane Phillips	Bas Consulting Group	T Leader	Maciej Rumprecht	Amir Radjai
David Watkins	David Jones	Stefan Georg	Elisha Muhirwa	Pascal Lindenau	Mary Augustine	Mary Augustine
Tyrone Evans	Shawn Ponce	Andrew D Park	Sina Nikayin	Hajnal Bendegúz	Hajnal Bendegúz	Wayne Hyman
Joshua Johnson	Loretha Pennix	Andrew D Park	Ben Morrell	Wayne Hyman	Steven Parton	Ankit KEDIA
Trivikram Ranga	Scott Madole	Scott Madole	Trivikram Ranga	Joshua Johnson	Manoj SONJE	Caspar Davey
Elisha Muhirwa	Shawn Ponce	Olatunde Alex-Oni	Brian F Rowe	Jérôme Féneau	John Ramos	John Ramos
John Ramos	Muralikrishna Assadi	Tyler Schwartz	Guilherme Yazbek	Andrea Tanca	Hyeongyu Baek	Sean Lee
Frankie Valentine-Flores	Patrick Bove	James McIntyre	Clinton Britt	YUGAH MUNANG	James McIntyre	John Obodozie
Dawn Kimura	David Rivers	Mary Augustine	Mohanaraju Nandyala	Richard Swogger	Richard Swogger	David Rivers
Debbie Pryse	Mary Augustine	Caspar Davey	Joseph Demorin	Wayne Hyman	Dennis G Shin	Scott Madole
Manoj SONJE	John Shuniya	Ankit KEDIA	Kanyin Ogunrinde	John Shuniya	Ankit KEDIA	Ankit KEDIA
Ankit KEDIA	Joseph Demorin	George Horvath	Olatunde Alex-Oni	Ngo Nguyen VAN	Brian F Rowe	Joseph Demorin
Ed Wilson	Steven Parton	Joseph Demorin	Martin Elmquist	Olatunde Alex-Oni	Olatunde Alex-Oni	Kanyin Ogunrinde
Ngo Nguyen VAN	Trivikram Ranga	Sarah Marz	Sarah Marz	Stefan Georg	Paulette Laura	Charlotte Mbeli
Valeria King	YUGAH MUNANG	David Jones	Clinton Britt	Charlotte Mbeli	YUGAH MUNANG	Paulette Laura
Clinton Britt	David Jones	Charlotte Mbeli	Charlotte Mbeli	Bob DeLuca	David Jones	Mary Sadonsky
Biniam Teklehaimanot	Joju Erupparal	Uplift Forever	Marcell Benkes-Toth	Salah AlYami	Salah AlYami	Maheshwar Panyala
Maheshwar Panyala	Bob DeLuca	Jeffrey Dodd	Richard Swogger	Tracey Thompson	Debbie Pryse	Tracey Thompson
Ben Morrell	Simon Le Pennec	Brian F Rowe	Dennis G Shin	Olatunde Alex-Oni	Olatunde Alex-Oni	Dennis G Shin
Trivikram Ranga	Salah Alomari	Guadalupe Morfin	Alaine Gordon	Andre Nel	Jason Chiang	Jason Chiang
Jason Chiang	Jason Chiang	Andre Nel	Jason Chiang	Jason Chiang	Andre Nel	Stefan Georg
Sarah Marz	Muralikrishna Assadi	Guilherme Yazbek	Tyler Schwartz	John Ramos	Marjorie DeHey	Kevin Williams
Frankie Valentine-Flores	Hyeongyu Baek	Dave Connis	Sean Lee	Jane Webb	Jared Bell	Paulette Laura
John Obodozie	Valeria King	Clinton Britt	YUGAH MUNANG	Charlotte Mbeli	Bob DeLuca	Paul Hsieh
David Jones	James McIntyre	Les Time	Marcell Benkes-Toth	Pratik V Bauva	Dawn Kimura	Patrick Bove
Bas Consulting Group	Lane Phillips	David Watkins	T Leader	Yosef Hertz	Biniam Teklehaimanot	Uplift Forever
Ravneet Bhandari	Justin Carter	Devan Hemmings	Maciej Rumprecht	Theresa Tran	Joju Erupparal	Renand Agenor
Salah AlYami	Maheshwar Panyala	Pascal Lindenau	Denina Helm	Justin Long	Mary Augustine	Jeffrey Dodd
Alyssa Peterson	Tracey Thompson	Mohanaraju Nandyala	Tyrone Evans	Edward J Davalle	Jessika Cooney	Debbie Pryse
David Rivers	Ben Morrell	Andrew D Park	Caspar Davey	Hajnal Bendegúz	Zachary Conquer	Simon Le Pennec
Scott Madole	Wayne Hyman	Shawn Ponce	Diana Torres	Clement Ho	Sina Nikayin	Ankit KEDIA
John Shuniya	Ed Wilson	Brian F Rowe	Joseph Demorin	Manoj SONJE	Joshua Johnson	Trivikram Ranga
Jeff Abner	Dennis G Shin	Ngo Nguyen VAN	Kanyin Ogunrinde	Olatunde Alex-Oni	Elisha Muhirwa	Forbes Bainou
Sébastien Nony	Jérôme Féneau	Guadalupe Morfin	Sergio Rodriguez	Jason Chiang	Andre Nel	Stefan Georg
Richard Campbell	Richard Campbell	Richard Campbell	Brian Thomson	Brian Thomson	Brian Thomson	Brian Thomson
Brian Thomson	Brian Thomson	Yegor Zadorozhnyi	Yegor Zadorozhnyi	Yegor Zadorozhnyi	Yegor Zadorozhnyi	Mohammad Sarhan
Demetrice Talley	Demetrice Talley	Demetrice Talley	Mohammad Sarhan	Max Bastow	Max Bastow	Mohammad Sarhan
Mohammad Sarhan	Mohammad Sarhan	Mohammad Sarhan	Mohammad Sarhan	Gordon Saito	Elaine B Green	Elaine B Green
Elaine B Green	Elaine B Green	Elaine B Green	Jonathan Hendrickson	Jonathan Hendrickson	Jonathan Hendrickson	Jonathan Hendrickson
Jonathan Hendrickson	Gerry Hays	Kirk Redmond	Gordon Saito	Gordon Saito	Gordon Saito	Gordon Saito
Gordon Saito	Gordon Saito	Gordon Saito	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen
Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Crijnes Pieter Sprinkhuizen	Max Bastow
Elaine B Green	Elaine B Green	Elaine B Green	Elaine B Green	Joseph Stieha	Gerry Hays	Kirk Redmond
Roy DeVille	Matt Pallakoff	Gerry Hays	Gerry Hays	Gerry Hays	Gerry Hays	Gerry Hays
Gerry Hays	Gerry Hays	Gerry Hays	Kirk Redmond	Kirk Redmond	Kirk Redmond	Kirk Redmond
Kirk Redmond	Max Bastow	Max Bastow	Max Bastow	Max Bastow	Max Bastow	Max Bastow
Adam Sampson, DMSc, P...	Adam Sampson, DMSc, P...	Adam Sampson, DMSc, P...	Adam Sampson, DMSc, P...	Adam Sampson, DMSc, P...	Adam Sampson, DMSc, P...	Adam Sampson, DMSc, P...
Adam Sampson, DMSc, P...	Sanjay Pinnock	Sanjay Pinnock	Michael K Hackett	Joseph Stieha	Joseph Stieha	Joseph Stieha
Joseph Stieha	Joseph Stieha	Joseph Stieha	Roy DeVille	Roy DeVille	Roy DeVille	Roy DeVille
Roy DeVille	Joseph Meacham	Joseph Meacham	Joseph Meacham	Joseph Meacham	Joseph Meacham	Matt Pallakoff
Matt Pallakoff	Matt Pallakoff	Matt Pallakoff	Matt Pallakoff	Matt Pallakoff	Luke O. Nwizu	Luke O. Nwizu
Luke O. Nwizu	Luke O. Nwizu	Luke O. Nwizu	Luke O. Nwizu	Luke O. Nwizu	Luke O. Nwizu	Tyler Swift
Tyler Swift	Tyler Swift	Tyler Swift	Tyler Swift	Tyler Swift	Tyler Swift	Michael K Hackett
Michael K Hackett	Michael K Hackett	Michael K Hackett	Michael K Hackett	Michael K Hackett	Clive Harold Abbott	Clive Harold Abbott
Clive Harold Abbott	Clive Harold Abbott	Clive Harold Abbott	Clive Harold Abbott	Clive Harold Abbott	Clive Harold Abbott	Test Account
Test Account	Test Account	Stephen Wilson	Stephen Wilson	Stephen Wilson	Stephen Wilson	Stephen Wilson
Stephen Wilson	Stephen Wilson	Michael Waters	Michael Waters	Michael Waters	Michael Waters	Michael Waters
Michael Waters	Larry Hawkins	Larry Hawkins	Larry Hawkins	Larry Hawkins	Larry Hawkins	Larry Hawkins
Eyo Aloysius EKANEM	Eyo Aloysius EKANEM	Eyo Aloysius EKANEM	Eyo Aloysius EKANEM	Eyo Aloysius EKANEM	Eyo Aloysius EKANEM	Eyo Aloysius EKANEM
Sanjay Pinnock	Michael Chmiel	Sanjay Pinnock	Sanjay Pinnock	Sanjay Pinnock	Sanjay Pinnock	Sanjay Pinnock
Vikram L	Vikram L	Vikram L	Michael Chmiel	Michael Chmiel	Michael Chmiel	Michael Chmiel
Michael Chmiel	Laud Duncan	Vikram L	Vikram L	Vikram L	Vikram L	Vikram L
Vikram L	Vikram L	Vikram L	Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy
Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy	Laud Duncan	Laud Duncan	Laud Duncan
Laud Duncan	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI
Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Mac Reddin	John Andrew Entwistle	Al Ops	Bede Jordan	Matthew Cleves
Henry Le	Susie Fan	Isaiah Becker-Mayer	Stephanie Brown	Jose J Suarez Parra	Jordan Kimmel	Sonia Maria Oliveira Rocha
Se Ba	Grahame Harlow	Matt Jansen	Malik Jackson	George Le	Shannon Trochesset	Shannon Trochesset
Ricardo Rodriguez	Ricardo Rodriguez	Lawrence William Lipman	Adesola Akinyemi	Dee Pittman	Daniel Rojas	Kelli Thomas
Jerome Hannon	Clark Lee Mcdermith	David W Cai	Tyrell Wade	Caleb Naysmith	Ginachukwu Amah	Matthew E Grable
Cyndi Ortiz Taylor	Marc Friedman	Jesse Townsend	Bob Saintsing	Stevan Popovic	Stevan Popovic	Willie J Tucker
Willie J Tucker	Gonzalez Osmal	Jonathan Perry	Dale Riggs	R. Thorne	Sam Nosratian	Michelle Nolen
Greg Hrisa	Anthony Giannotti	Anthony Giannotti	Michael Doby	Jeremy Vellier	Jill Manly	Ruben Perez
Mallory Montgomery	Bradly Stokesbary	Sriharsha Tirumalasetty	Taylor Powers	Hanna Do	Deshawn Hemeon	Charles Vollmer
Vanesa Vazquez	Paul Sciortino	Kiran Akkineni	Mümin HAŞIL	Mahmoud Abdelfattah Mo...	Nicholas Goedrich	Eric Egana
Andrew Kamcen	Federico Musto	David Gibson	Evan Townsend	Ernest Sullivan	Sara Comstock	Douglas Reiter
Ryan Knoll	Kreithchele Barnard	Douglas Phung	Justin Whitlock	Mark Nordstrom	Jeff Bell	Bryan Miller
Rodolfo Lanzagorta	Kenna Watkins	Wesley Robinson	Stephen Zarfas	Therese A Daniels	José Rodriguez	Gregory Brown
Marlyn Tavira	Jay Ferguson	Gretchen Ange	Khalid White	Khalid White	Brian Topper	Yves Stewart
Yves Stewart	Jerald Smith	Robert Lynn Thorne Jr	Bob Eisenbise	Lawrence Fish	Lawrence Fish	Rene GAYTAN
Linda Greene	Thomas Oberlander	Lloyd Abdelnour	Peter Rebrin	Peter Rebrin	Lorraine West	Lisa Kahleen
Lisa Kahleen	Nate Nammour	Izuchukwu Onyia	Izuchukwu Onyia	Rick Turoczy	Rebecca Cain	Bryan M Eagle
Eyitemi Iwere	Marc Bireu	Gregory J GERHARDT	David VONDRASEK	Dawn DeFeo	Dustin Chen	Dustin Chen
Rebecca Blaho	Brian Crum	Brian Crum	Kevin Egan	David Peterson	Lauren Lovejoy	Bradley Gose
Javier Areto	Javier Areto	Jacqueline C Edwards	Trinity Jones	Trinity Jones	Andrew FERRARA	Catherine Butts
Ngozi Adebiyi	Dennis Mosier	Sergio Marinetti Jr	Jae Kwon	Jae Kwon	Carolyn Knowles	Robert Rieschel
Wolfgang Fischer	Margaret Streicher	Travis Strong	Michael Plath	Steve French	Abram Sirignano	Abram Sirignano
Kareem Kouddous	Abbass Sekhavat	José Torres	Curtis F Norris	William Hoffman	Achyut Dhakal	Rosa Debro
Ferrell Kent Watson	David Phillips	Gay Williams	Thor Mann	Thor Mann	Brett Decker	Brett Decker
Richard Jansek	Richard Jansek	Daniel York	Julian Klein	Tim KORING	Kevin Kincaid	Kevin Kincaid
Leo Szam	Leo Szam	Brock L Schweitzer	Le Anna Reimo	Aaron Plummer-hall	Robert Rosenbleath	Michael Nathers
Audrey Wilson	Frank Christopher	Les Jones	Adam Jarvis-Brooks	John B Laskowski	John B Laskowski	Gustave Bruckner
Willie Hann	Charlene Koontz	Antoinette Beckford	Cindi Rivas	Cindi Rivas	Olakunle Olusina	Olakunle Olusina
Maria Milagros R Lilden	Elena Austin	Gordon G. Ingram And Ph	Gordon G. Ingram And Ph	David Royce Craighead	David Royce Craighead	Eric Pfitzenmaier
Mick Cheshire	Curtis Brown	Olubukola Makinwa	Stephen Martin	Stephen Martin	T Clive Reynolds	Karl Muth
Bonnie Muir	Jefferson A	Chris Lloyd	Chris Lloyd	Benoit LIEGEY	Janis ABELE	Janis ABELE
William Bagley	William Bagley	Steve Van Dyke	Steve Van Dyke	Joe Koepfle	Kim M Selby	Patricia Castellanos
Joy Nagorniak	Joseph TROLL	Joseph TROLL	Oluwashola Akintunde	Menno Van Veenendaal	Al Wagner	Jeremy Peter GREINER
Jascha Wachsmuth-Temme	Glenn Yokota	Suleman Alnabashi	Steven Pack	Jorden Cudzilo	Shane Kragg	Kimberly Vaughan
Christopher Huynh	Pamela Howard	Pamela Howard	David Byrne	David Byrne	John Belote	John Belote
Chris RAMEY	Adrian English Washington	Adrian English Washington	Ruben Lucena	Mark Selner	Michel Guex	Michel Guex
Robert Rahman	Thomas Horch	Robert Shane Wilde	Theron Dutson	Theron Dutson	Anthony Hayashi	Anthony Hayashi
Peter Verven	Peter Verven	Pravin Betala	Pravin Betala	Quan Zhao	Peter Kesir	Baptiste Leffond
John Johnson	Angelique Romano	Angelique Romano	Alexander Hawkins	Alexander Hawkins	H S	Susan Bouchone
Tabb Firchau	Freddie Young	Paul Douglas	Shari Snively	Ping Gu	Janet Strzeski	Balaji Krishnamurty
Balaji Krishnamurty	Randall E. Masters Jr	Autumn Braxton	Autumn Braxton	Marybeth MURRAY	Marybeth MURRAY	Robert J Sottile
Christopher Torri	Cédric PAUMARD	Michael Cannata	Anthony Rotolo	John Tomlin	Arvil Brown	Paul Godfrey

Vernon Samuelson	Vernon Samuelson	Adrian A Hughes	Cynthia Brinkman	Brian Pracko	Saurav N Kayastha	Robert Bilodeau
Nate Wright	Mitchell Barlas	Christine Bistline	Jonathan Sandidge	Celecia Lyew Kung	Kenneth Fortner	Kenneth Fortner
Ana Alvarado	Ana Alvarado	Rick Brackney	Rick Brackney	Amy Hucke	Darrel Russell	Shelby Sumner
Gine F	Gine F	Meghan Mitchell	Jackie Jack	Michael Swenson	Max Ferri	Max Ferri
John Gao	George Maisonave	Augustina Bryan	Augustina Bryan	Diane S De Jager	Sebastian Joseph	Michael Brown
Timothy C Taylor	Fx Coffinieres	Nichole Lockhart	Nichole Lockhart	Michael Medina	Dorian Nasby	Dorian Nasby
John Rossie	Rodriguez Ben	Damone Alexander Rance	Damone Alexander Rance	Marialis Pfeiffer	Lynn Pyle	Lynn Pyle
Richard R Israel	Richard R Israel	Robert Havrilla	Rewati Gautam	Corey Pudhorocsky	Raul Denegri	Yehuda Grear
Anthony Medica	Kris Ferkin	Richard Murray	Rebecca Windes	Desiree Phillips	Troy Stevens	Troy Stevens
Lisa Ann Daigle Dellarde	Tommy L Pierson	Tommy L Pierson	Nikki Williams	Nikki Williams	Reena Roy	Hareesha Rameshappa
Sachiko Jackson	William Niedersen	Graham Fair	Rj Mursch	Joo Beng Koh	Ronald Van Der Velden	Mphale Mogudi
Jamel Savage	Jamel Savage	Idris AVCI	Idris AVCI	Donetta A. Bates	Donetta A. Bates	Aidee Wilcox
Aidee Wilcox	Ross Hanson	Ross Hanson	Lyndon Burford	Joseph Lombardo	Joseph Lombardo	Eric Truran
James Campbell	Patricia R Buckley	Patricia R Buckley	Jon S Slater	Jon S Slater	Martin Forgac	Hamad Almenhali
Hamad Almenhali	Ricardo Teixeira Soares	Ricardo Teixeira Soares	Heather Brown	Heather Brown	Mark Arruda	Gaetano Sharer
Cecelia Cooper Nelson	Beverley Campbell	Beverley Campbell	Marisol Carrasquillo	Marisol Carrasquillo	Omar Bultron	Bernard Zimring
Grant Knudson	Grant Knudson	Heather Epps	Heather Epps	Christine Bakker	Christine Bakker	Christine Bakker
Darcy Scott	Darcy Scott	Antoine Jabbour	Danielle Helen Role	Bryan Struble	Sheress Larode	Isaiah Fomunyam
Isaiah Fomunyam	Robert DeMers	Clayton Pertz	Justin Wilson	Justin Wilson	Kotheryn Fletcher	Kotheryn Fletcher
Sally Shehab	Sally Shehab	Auni Adams	Auni Adams	Michael Masket	Laurence Girard	Noushin Akhavan
Noushin Akhavan	Linda HUANG	James Davis	Jeffrey Milligan	William Young	William Young	Marisol Padilla
Marisol Padilla	Carrie L James	Zach Patrick	Zach Patrick	David OWEN	Glen Urey	Glen Urey
Matthew J SANDERS	Matthew J SANDERS	Faye Cannady	Roseanne Foster	Boon Tanzu	Boon Tanzu	Rahsaan Shannon
Brian Warner	Brian Warner	Kelly Henley	Kelly Henley	Hasana Gurudevadatta	Hasana Gurudevadatta	Ben Lehr
Ben Lehr	Margaret Kiefer	David Botsford	Shaunte Glover	Kelle Peeplez	Kelle Peeplez	Sendile Hill
Sendile Hill	Sara Dunwoodie	Marc Lassiter	John Edger Turrentine	John Edger Turrentine	Randy Wilson	Randy Wilson
Deborah Fields	Deborah Fields	Jonathon Walker	Jonathon Walker	Christopher Potter	Christopher Potter	Anthony Long
Marie Kastelein	Marie Kastelein	Justus Min	Franklyn Adames	Nicola Smith	Nicola Smith	Cetria L Davu
Sarah Prime	Alisher Kadirov	Alisher Kadirov	Matthew Redfield	Bob Ursini	Eric Hoss	Eric Hoss
Seshadri Das	Seshadri Das	Cynthia Torres	Cynthia Torres	Volkan Ozcelik	Aaron Bryant Cecil	Aaron Bryant Cecil
Minh Le	Todd Dee Kulper	Dawn Beard	Dawn Beard	Ryan Harris	Tara Perez	Moyo Aluko
Gail Lam	Gail Lam	Chris Natterer	Carlos I Santos	Carlos I Santos	Jakub Stoar	Jakub Stoar
Florson Ramirez	Dana Potten	Nancy Murphy	Mohammad Al-Habshi	John E Burge	John E Burge	Deborah Loughlin
Deborah Loughlin	Jeffrey Bassett	Phillip Rowell	Phillip Rowell	Willard Nephew	Fira Robkin	Fira Robkin
Mark Thomas	Chuck Richards	Marc Katsanis	Calvin Chow	Christian Martorana	Howard Brown	Howard Brown
Alex Camacho	Ranjeet Pawar	Ranjeet Pawar	Nayan J Patel	Nayan J Patel	Brent Hartman	Brent Hartman
Nandilyn Williams	Nandilyn Williams	Ross Akin Kazama	Amey A Scannell	Harjot Gill	Karl R Barnickel	Jeffrey Sobel
Jameelah Raoof	Denise Donnelly	Andrew Zimmerman	David E Durant	David E Durant	Cheikh Gueye	Cheikh Gueye
Suzette Wood	Tara Aldana	Tara Aldana	Kathryn Salvador	Darrell Rogers	Ebony James	Ebony James
James Parsley	James Parsley	Aaron Bendix-Daigley	Aaron Bendix-Daigley	Philippe Monfiston	Thomas Donohue	Lawrence Green
Maria Matias	Maria Matias	Russell S Powell	Mika Szabados	Ba Minh Ha	John R Rider	Jim Duke
Sakinah Said	Sakinah Said	Marc A Pierre Louis	Marc A Pierre Louis	Anne Santos	Gregory Reeder	Gregory Reeder
Ryan Hamilton	Ryan Hamilton	Vivekanandhan Vijayartha	Vivekanandhan Vijayartha	Mitchell Wulfman	Mitchell Wulfman	Bradlee W Johnson
Bradlee W Johnson	Paul Sanchez	Linda Butler	Linda Butler	Raymond Bea	Peter Carbia	Ulysses Curry
Christine Krumins	Michael Seibert	Steve Kwak	Steve Kwak	Lance Casteel	Lance Casteel	Eric Baldridge
Eric Baldridge	Kyle Strauss	Kyle Strauss	Josh Chen	Josh Chen	Robert Goodwin	Robert Goodwin
K PATT	Kenneth Ina	Gregory Solomon	Patricia Boyd	Patricia Boyd	Tony Gaitatzis	Michiko Oishi
Michiko Oishi	Michiko Oishi	Mory Katz	Mory Katz	Sharveenkumar Lokanath...	Sharveenkumar Lokanath...	Kalyan Pichikala
Kalyan Pichikala	Beverly Jenkins	Beverly Jenkins	Rachel Boudoker	Joshua Paris	Joshua Paris	Michael Imomoh
Ronald A Smith	Danny Howard	Yvette Johnson	Manish Thakrar	Richard Lemon	Richard Lemon	Paul Llewellyn
William Hines	Janiece Williamson	Carlos Cortez	Pierre Clavens Jean MARIE	Pierre Clavens Jean MARIE	Peter Hoffman	Yong Yi Zhu
Nathaniel Mc Queen Jr.	Christine DeMartino	Nicholas Lusuwan	Julie Wong	Julie Wong	Clare Moras	Clare Moras
Steve Fegano	William A SANCHEZ	William A SANCHEZ	Jamari Bennett	Adam Liebman	Adam Liebman	Artiom Lunev
Artiom Lunev	Erica Hertz	Fiorella Tineo	Amy Groefe	Tanisha L Massey	Jomar Mariscal Salvador	Jomar Mariscal Salvador
Jason Wang	Joseph W Jelly	Maureen Silva	Dennis Dabbs	Shuaib Yunus	Deana Snyder	Deana Snyder
Tony Puckett	Narissa DaMilla	Drake Joslin	Christopher Covey	Ahmed Mohamed	Phuong Diep	Kristen Churchill
Michael Calahan	Grischa Fraumann	Grischa Fraumann	Tracee Smythe	Erica Stanojevic	Erica Stanojevic	Monika Riedel
Monika Riedel	James Hobbs	James Hobbs	Fernando Trevati	Jarod Rudisill	Jarod Rudisill	Travis Sanders
Norikari Yamamoto	Norikari Yamamoto	Brian Oreschak	Brian Oreschak	Randy Ochoa Baez	Sidney B Fulton II	Amelie Pedneault
Fitz Henry	Lamont Brown	Tun Sheng Tan	Amit Naher	Amit Naher	Gi J	Gi J
Amit Jain	Robert Green	Felix Vayssieres	Erwann Belloco	Mek Grgic	Al Corr	Rajiv Parte
Karina Batalla	Karina Batalla	Christian Herbold	Amitesh Arora	Chia Wai Chan	Duane T McKelton	Duane T McKelton
Pena Investments LLC	Michael Dixon	Arvinder Singh	Herbert A Venzen	Robert E Wagner	Danielle Tunstall	Edward R Johnson Jr
Lane Wardrop	Lane Wardrop	Michael Bartuska	Michael Bartuska	Marc Lambert	Jeannette Flores	Sylvia Henderson
Sylvia Henderson	Ryan Hood	Ryan Hood	Chidera Lucky-Alozie	Arielle Baker	Arielle Baker	Wesley Alexander
Nixon Yang	Nixon Yang	Michael Bhagat	Michael Bhagat	Patrick R. Finnan	Patrick R. Finnan	Chukwuoma Nwoka
Dallas Allen	Anita Roxanne Benner	Diane Kestner	Anne Crull	[deleted user]	Jeremy Lockett	James Rutledge
Josh Weingart	Bobby Jones	Tonya Boatman	Judith Reynolds	Peter A Markis	Brooke Paxton	Kevin McPherson
Richardson W Schell	Chirag Patel	Greg Stockton	Gail Garrison	Jeffery Wiggers	Angelica Icarra	George Greeley
Matthew Swayze	Maria Helling	Sandy Hoor	Jaymes Hoy Douglass	Blair McMurray	Danielle Zuelich	Linda Toga
Stanly Philipose	William (Classic) Thomas	Maddie R	Maddie R	Maddie R	Maddie R	Maddie R
Maddie R	Jake Suggs	Anita Stern	William Sulinsk	Rose Pinkert	Rose Pinkert	Rose Pinkert
Rose Pinkert	Rose Pinkert	Rose Pinkert				

Thank You!

From the Wefunder Team





Nick Tommarello
Founder & CEO

Greg Belote
Founder & CTO



Jonny Price
VP of Business Development
Former head of Kiva US and member of the community advisory council of the Federal Reserve. Master's from Cambridge.

Adrian Parlow
General Counsel & VP of Corporate Development
J.D. from UPenn, former startups lawyer at Fenwick & West. Powder skier, slackliner, and international backpacker.

Suzanna Rush
VP of Operations
Formerly led operations at Kiva U.S. Rock climber and political biography enthusiast.

Katie Powers
Head of Wefunder EU
Studied in 3 countries & at the United Nations. Kiva alum. Started a plant-based meat company. Soccer player, biker, and amateur chef.

Gabriele Chiaranz
Head of Strategic Partnerships, EU

Miguel Afonso Barosa Gonçalves
Business Development Team, Wefunder EU
Founded an international nonprofit for young leaders across 15+ countries. Based in Lisbon, Portugal. Obsessed with planes, world expos and Beyonce.

Asbjørn Holmlund
Head of Fundraising, Wefunder EU

Merc at Wefunder
Head of Investor Success

Sofia Zorich
Investor Success Team

Dorianne Ma
Head of Closing Operations
Northwestern grad passionate about too many topics working to help others succeed in their passions. My bios always comes out boring because I'm a boring graduate who got into tech.



Sophie Wang
Head of Finance

Justin Renfro
Head of Growth & Partnerships
Launched the Kiva US program giving entrepreneurs their first injection of capital, started boat charter business, and caught up to Wefunder. I enjoy helping entrepreneurs. I also enjoy basketball, national parks, hot tubs, and dogs (not hot dogs).

Catherine Wright
Head of Business Operations

Mattia Astori
Business Development Team
Currently on a mission of allowing myself to invest in my favorite companies. Founder @ Idosney | Fundraising @ IDEA | PwC Alumni | Retired tennis coach

Read Ezell
Business Development Team
Recovering consultant. Founded a non-profit to bring guaranteed basic income project to Nashville while in business school.

Ben Maitland-Lewis
Business Development Team, Founder In-Residence

Adam Montgomery
Business Development Team

Maddie R
Business Development Team
PoliSci grad, avid hiker, climber, and traveller as well as ex-college cheerleader. Will pet and feed every animal I see.

Joshua Webster
Business Development Team
American born, Nepali raised, British-Canadian Educated. Moved every year for 10 years. More than slightly obsessed with chocolate milk, economics, and geopolitics.

Jake Suggs
Head of Launch
Taught youths through TFA and filed more Form C's than all of our competitors. Former 3x Indy weight deadlift, current struggling rock climber. My dog is my son.



Dean Chou
Launch Team

Jared Newmark
Launch Team
Brown University graduate. Former partnerships and customer experience lead in upscale hospitality. Songwriter at BMI. Extremely tall, fast walking New Yorker.

Margaret Zheng
Head of Fundraising

Casey Leffers
Fundraising Team
San Francisco native fleeing the New England Winter. Lover of clean energy and cookies. Reg CF Swiss Army Knife

Haley Rosenberg
Fundraising Team

Eric Lin
Community Team
Minerva Alumni, delivered Ramen, built bicycles, and likes to eat.

Christopher Vail
Deputy General Counsel

Kai Anderson
Strategic Operations Lead and Legal Team

Keena Bhanderi
Legal Team

Benjamin Nguyen
Head of Engineering
Medical school dropout turned self-taught programmer. Please don't make me edit on VSCode. #vimmasterrace



Maddy Adams
Software Engineer
Climber, backpacker, baked-good-enthusiast, Mainer, yes I love lobster

Sam Cohen
Software Engineer

Benjamin Garcia
Software Engineer
Cheese Champion 2022 & enjoy building novel things. Retired, college dropout #4.

Parker Hodge
Software Engineer
Built and sold a CRM. Ran a marathon under 3 hours... now can hardly run a mile.

Thomas Hogan
Software Engineer
Building a matchmaking app for founders and investors 🦄 Account Management @ Wefunder.

Cyril Karpenko
Software Engineer

Makena Kongg
Software Engineer
An SF tech bro. Engineer, Painter, Potter, Single Mother of 1, can hold a really good OR a really bad conversation. slightly more doer than thinker.

Emilio Mendoza
Software Engineer
Hacked my school's access control system to sell students better credential tags they could stick to their phones. My school wasn't too happy with this. Also totally unrelated: college dropout #2

Arisa Shiraishi
Software Engineer

Nemanja Stojanovic
Software Engineer
Loves programming languages in theory, occasionally enjoys them in practice. Also loves kayaking, paragliding, and anything outdoors that involves moving faster than walking speed, as long as it's not running.





Stefan Vukanic

Software Engineer

Studied telecommunications, loves electronics and mechanics, enjoys functional programming. Passionate about crafting software that helps others. Teaching associate at Petnica Science Center.



Windsor Parlow

Dog

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Greg Belote	CTO @ Wefunder	2012
Nicholas Tommarello	CEO @ Wefunder	2012

Officers

OFFICER	TITLE	JOINED
Greg Belote	Treasurer	2016
Greg Belote	CTO	2012
Nicholas Tommarello	CEO Secretary	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nicholas Tommarello	12,100,000 Class A Common Stock, Class B Common Stock, and Stock Options	90.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2013	$19,982	Safe	Section 4(a)(2)
09/2015	$4,060,549	Preferred Stock	Regulation D, Rule 506(c)
07/2016	$878,600	Safe	Section 4(a)(2)
03/2017	$945,177	Preferred Stock	Regulation D, Rule 506(c)
11/2017	$620,000	Safe	Section 4(a)(2)
02/2019	$2,270,707	Safe	Section 4(a)(2)
12/2020	$2,344,737	Preferred Stock	Regulation D, Rule 506(c)
03/2021	$8,573,341	Preferred Stock	Other
08/2022	$1,023,306	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

During 2021, the Company issued $100,000 in a note receivable to a founder of the company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in January 2025. During 2020, the Company issued $100,000 in a note receivable to a founder of the Company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2024. The Company also has $200,000 in note re receivables outstanding to the founders of the Company in exchange for exercising stock options for 2,386,363 shares of Class A common stock. The notes accrue interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2023. The Company has a note receivable outstanding to a founder of the Company for a total principal amount of $20,910 in exchange for exercising stock options for 139,400 shares of Class A common stock. The note accrues interest at 1.75% per annum and the outstanding principal and interest is due upon maturity in January 2024.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common Stock	16,900,000	16,900,000	Yes
Series A 2 Preferred Stock	4,184,566	696,253	Yes
Class A Common Stock	115,101,566	31,109,126	Yes
Series A Preferred Stock	9,705,297	4,026,290	Yes
Series Seed 3 Preferred Stock	9,622,932	6,728,284	Yes
Series Seed 2 Preferred Stock	5,656,000	2,952,804	Yes
Series Seed Preferred Stock	12,053,680	12,053,680	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	34,446,121

Risks

Each investor in our offering under Regulation Crowdfunding will appoint the lead investor we have identified ("Lead Investor") as the investor's true and lawful proxy and attorney, to vote the Investor's securities related to the Company and sign related documents on the Investor's behalf (as described further in section 31 below). Although the Lead Investor's goal is to maximize the value of the Company and therefore the Lead Investor's interests should be aligned with the interests of Investors, there can be no guarantee that these interests will always remain aligned or that the Lead Investor will always make decisions that maximize the value of a particular Investor's interests.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

On May 4, 2022, without admitting or denying the findings, Wefunder Portal, LLC ("Wefunder") accepted an AWC issued by FINRA. FINRA identified compliance issues and violations of FINRA rules until 2021 relating to Wefunder's crowdfunding offerings. To help correct these issues from recurring, Wefunder changed its policies and process related to roles and responsibilities, marketing, disclosure, training, and payment and closing systems. In the case in which FINRA identifies additional violations, Wefunder may be subject to additional penalties.

Our future success depends on the efforts and capabilities of a small management team, including our co-founders and other key personnel. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our business plan and financial forecasts depend in part on geographic expansion of our business into Europe. Although we believe it is likely, there is no guarantee that crowdfunding regulations will be enacted that are similarly favorable to businesses and investors as those in the United States. Further, we may not be able to effectively adapt our products and services or our sales and marketing channels to the European market, which would harm our ability to compete and expand our business in Europe.

Nicholas Tommarello, our co-founder and Chief Executive Officer, holds a majority of our Class B Common Stock, which is entitled to one hundred votes per share. Nicholas Tommarello therefore holds approximately 90% of the voting power of the Company, and has broad ability to control the management and operations of the Company, subject to the rights of our other stockholders as described in our governing documents and our Preferred Stock financing documents.

In order to effectively scale our business and execute our business plan, we may require significant additional funding. There is no guarantee that we will be able to obtain such funding on favorable terms, or at all. Further, if we raise additional funding by selling shares of our capital stock, this would result in dilution of the ownership percentage of existing investors. We may also increase the size of our stock option pool in order to attract and retain employees, which would result in additional dilution to existing investors.

Our business is subject to a complex and rapidly evolving regulatory framework. New regulations could be enacted, or our regulators' interpretation of existing regulations could change, in ways that are unfavorable to us. Our regulators could also take an unfavorable view of our current and/or future activities.

The development of our platform and technology is still in its early stages, and significant additional time and resources will be required for research and development. As a result, we may experience technical issues with our website, delays in collecting and disbursing funds, cybersecurity breaches, or other technical problems, any of which could negatively affect our business.

We operate in a competitive industry, and there is no guarantee that we will continue to be a market leader. We could fall behind our competitors in a variety of ways, including our technical capabilities, the products and features we offer, and our customer acquisition channels, any of which could have a negative effect on our business. The

broader market for equity crowdfunding could also grow more slowly than anticipated or not at all, which would harm our ability to continue growing our funding volume and revenue.

Our financial goals and projections are based on assumptions that may not prove to be accurate. Further, in order to meet our goals and projections, we will need to substantially increase the fundraising volume supported by our platform. We may face difficulties in expanding our team, upgrading our technical systems, and improving our processes in order to meet the demands of scale.

Despite our best efforts, one or more current or future offerings hosted on our platform could prove to be fraudulent, which could harm our reputation and have a negative effect on our ability to attract future offerings to our platform. Further, the companies on our platform could fail to provide returns to our investors that meet their expectations, which could harm our ability to attract future investors to our platform.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

A sale of the Issuer or of assets of the Issuer. As a holder of securities of a SPV, which is a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company (via a SPV), the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the SPV securities, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Amended and Restated Certificate of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, the Company securities held by the SPV(s) may be diluted. This means that the pro-rata portion of the Company represented by the Investor's SPV securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined by the Company, based on factors we believe to be important when valuing businesses in our industry, including the Company's gross merchandise volume, revenue, user growth, and the platform's long-term growth potential and competitive positioning.

Since the offering price has been determined solely by the Company, it does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;

2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

3. our results of operations, financial position and capital resources;

4. current business conditions and projections;

5. the lack of marketability of our common stock;

6. the hiring of key personnel and the experience of our management;

7. the introduction of new products;

8. the risk inherent in the development and expansion of our products;

9. our stage of development and material risks related to our business;

10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

11. industry trends and competitive environment;

12. trends in consumer spending, including consumer confidence;

13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to

those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Wefunder, Inc.

- Delaware Public Benefit Corporation
- Organized June 2012
- 45 employees

1885 Mission St.
San Francisco CA 94103

http://wefunder.com

Business Description

Refer to the Wefunder profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Wefunder is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.